Exhibit 99.1

2024

ANNUAL INFORMATION FORM

SANDVIK

MAG SILVER CORP.

FOR THE YEAR ENDED DECEMBER 31, 2024

DATED MARCH 24, 2025

MAG Silver Corp.	2024 Annual Information Form

TABLE OF CONTENTS

INTRODUCTORY NOTES	4
Date of Information	4
Documents Incorporated by Reference	4
Cautionary Statement on Forward-Looking Information	4
Cautionary Note to United States Investors	9
Cautionary Note to Investors Concerning Estimates of Mineral Resources	9
Technical Information	9
Currency and Exchange Rates	10
Financial Data in this AIF	10
CORPORATE STRUCTURE	10
Name, Address and Incorporation	10
Intercorporate Relationships	11
GENERAL DEVELOPMENT OF THE BUSINESS	11
Overview	11
Three Year History	15
DESCRIPTION OF THE BUSINESS	20
General	20
Principal Markets	21
Employees, Consultants and Contractors	21
Specialized Skills and Knowledge	21
Competitive Conditions	21
Foreign Operations	21
Economic Dependence	21
Corporate Sustainability Matters	22
CARRYING ON BUSINESS IN MEXICO	30
Mining Regulations	30
Foreign Investment Regulation	31
Environmental Regulations	31
Indigenous Communities	33
Currency	33
RISK FACTORS	35
Risks Relating to the Company’s Business Operations	35
Risks Relating to Financing the Company’s Business Operations	39
Risks Relating to the Development and Operation of Juanicipio	41

MAG Silver Corp.	2024 Annual Information Form

Risks Relating to the Company’s Property Titles	45
Risks Related to Minority Interest Investment in Juanicipio	46
Risks Relating to the Regulatory Environment	47
Risks Relating to the Company’s Securities	51
Other Business Risks	54
MINERAL PROJECTS	59
Juanicipio	60
Other Properties	83
DIVIDENDS	83
DESCRIPTION OF CAPITAL STRUCTURE	83
Common Shares	83
Shareholder Rights Plan	83
MARKET FOR SECURITIES	84
Trading Price and Volume	84
Prior Sales	84
DIRECTORS AND OFFICERS	85
Cease Trade Orders, Bankruptcies, Penalties or Sanctions	87
Conflicts of Interest	87
Code of Business Conduct and Ethics	87
Audit Committee	88
Compensation and Human Resources Committee	90
Governance and Nomination Committee	90
Health, Safety, Environment and Community Committee	91
Technical Committee	91
LEGAL PROCEEDINGS AND REGULATORY ACTIONS	91
INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	91
TRANSFER AGENTS AND REGISTRARS	92
MATERIAL CONTRACTS	93
INTERESTS OF EXPERTS	93
ADDITIONAL INFORMATION	93
Schedule “A” AUDIT COMMITTEE CHARTER	94

MAG Silver Corp.	2024 Annual Information Form

INTRODUCTORY NOTES

In this Annual Information Form (“AIF”), unless the context otherwise dictates, “MAG”, “MAG Silver” or the “Company” refers to MAG Silver Corp. and its subsidiaries.

Date of Information

All information in this AIF is as of December 31, 2024 unless otherwise indicated.

Documents Incorporated by Reference

The information provided in this AIF is supplemented by disclosure contained in the document listed below which is incorporated by reference into this AIF. This document must be read together with this AIF. The document listed below is not contained within, nor attached to this document. The document may be accessed by the reader on SEDAR+ at www.sedarplus.ca.

TYPE OF DOCUMENT	EFFECTIVE DATE/ PERIOD END	DATE FILED/ POSTED	DOCUMENT NAME
Juanicipio Mineral Resource and Reserves NI 43-101 Technical Report	March 4, 2024	March 27, 2024	Technical Report (43-101)

Cautionary Statement on Forward-Looking Information

This AIF and the documents incorporated by reference herein contain “forward-looking information” and “forward-looking statements” within the meaning of applicable Canadian and United States securities legislation (collectively herein referred to as “forward-looking statements”), including the “safe harbour” provisions of provincial securities legislation, the U.S. Private Securities Litigation Reform Act of 1995, Section 21E of the U.S. Securities Exchange Act of 1934, as amended and Section 27A of the U.S. Securities Act of 1933, as amended. Such forward-looking statements include, but are not limited to:

●	the future price of silver, gold, lead, zinc and copper;
●	the estimation of Mineral Resources and Mineral Reserves;
●	the Company’s expectations regarding exploration, drilling and sample testing;
●	economic estimates and projected sales relating to Juanicipio (as defined herein);
●	estimates of the time and amount of future silver, gold, lead and zinc production for specific operations;
●	estimated future exploration and development expenditures and other expenses for specific operations;
●	permitting timelines;
●	the Company’s expectations regarding impairments of mineral properties;
●	the Company’s expectations regarding production at Juanicipio, including its ability to maintain the 4,000 tonnes per day (“tpd”) milling rate;
●	the Company’s expectations regarding operating and offsite costs at Juanicipio;
●	the Company’s estimation of tailings production and waste;
●	the Company’s expectations regarding the tailings storage facility at Juanicipio;
●	expectations and costs related to the Operator Services Agreement (as defined herein);
●	the anticipated operations of the processing plant at Juanicipio and the related impacts on production for the current financial year;
●	the amount of excess material to be processed through the Fresnillo plc (“Fresnillo”) plants during Juanicipio operations;
●

expectations regarding MAG and Fresnillo’s ability to secure several positive outcomes for Juanicipio, including but not limited to, generating sufficient cash flow from production to offset Juanicipio cash requirements;

MAG Silver Corp.	2024 Annual Information Form

●	the Company’s expected use of the Facility (as defined herein);
●	the declaration, timing, amount, and payment of future dividends, including future cashflow-linked dividends and future periodic dividends;
●	statements that address the tax treatment of the dividends for non-resident investors;
●	the annual exploration expenditures to be paid by the Company on its share of exploration at Juanicipio;
●	the annual exploration expenditures to be paid by the Company on the Deer Trail Project (as defined herein), the Larder Project (as defined herein) and other exploration projects;
●	the Company’s expectations of results from the Deer Trail Project drilling program;
●	the Company’s expectations of results from the Larder Project drilling program;
●	the Company’s expectations with respect to its exploration activities;
●	the potential impact of Mexican employment laws on the Company’s operations and exploration expectations;
●	the expected capital and sustaining capital requirements at the Juanicipio Mine (as defined herein);
●	the Company’s expectations regarding maintaining labour forces for the duration of operations;
●	amendments to the Federal Mining Law (as defined herein) on granting of future mining, water and exploration permits and their potential impacts;
●	statements regarding legal challenges to the amendments to the Federal Mining Law;
●	the Company’s expectations regarding the sufficiency of its capital resources and requirements for additional capital;
●	the Company’s expectations regarding the payment of dividends and use of available funds;
●

the Company’s expectations with respect to Apollo Silver Corp.’s (“Apollo”) timing and ability to meet the conditions to acquire the Cinco de Mayo Project subject to the exploration, earn-in and option agreement;

●	the Company’s planned initiatives with respect to its health and safety, environmental, social responsibility, human rights, diversity and other ESG (as defined herein) related commitments;
●	the continuation of the Amended Rights Plan (as defined herein);
●	the Company’s expectation that shareholders will approve the renewal of the Shareholder Rights Plan at the 2025 annual meeting of the shareholders;
●	the Company’s continued engagement of related party service providers (Minera Cascabel S.A. de C.V. (“Cascabel”) and IMDEX Inc. (“IMDEX”));
●	expectations regarding the impact of certain taxes on the viability of Juanicipio;
●	litigation risks;
●	currency and interest rate fluctuations;
●	the potential effect of negative cash flow and expectations regarding revenue;
●	surface rights and title risks;
●	environmental risks and reclamation cost;
●	the Company’s commitment to corporate social responsibility; and
●	changes to governmental laws and regulations.

When used in this AIF, any statements that express or involve discussions with respect to predictions, beliefs, plans, projections, objectives, assumptions or future events of performance (often but not always using words or phrases such as “anticipate”, “believe”, “estimate”, “expect”, “intend”, “plan”, “strategy”, “goals”, “objectives”, “project”, “potential” or variations thereof or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions), as they relate to the Company or management, are intended to identify forward-looking statements. Such statements reflect the Company’s current views with respect to future events and are subject to certain known and unknown risks, uncertainties and assumptions.

MAG Silver Corp.	2024 Annual Information Form

Forward-looking statements are necessarily based upon estimates and assumptions, which are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond the Company’s control and many of which, regarding future business decisions, are subject to change. Assumptions underlying the Company’s expectations regarding forward-looking statements contained in this AIF include, among others:

●	the Company’s ability to manage growth effectively;
●	the absence of material adverse changes in the mining industry or the global economy;
●	trends in the mining industry and markets;
●	the Company’s ability to maintain good business relationships;
●	the Company’s ability to manage and integrate acquisitions;
●	the Company’s Mineral Resource and Mineral Reserve estimates and the assumptions upon which they are based;
●	the Company’s ability to comply with current and future environmental, safety and other regulatory requirements and to obtain and maintain required regulatory approvals;
●

the Company’s expectation that its operations will not be significantly disrupted as a result of political instability, pandemics and communicable diseases, cybersecurity and artificial intelligence (“AI”) risks, nationalization, terrorism, sabotage, social or political activism, breakdown, natural disasters, wildfires, governmental or political actions, litigation or arbitration proceedings, equipment or infrastructure failure, labour shortages, transportation disruptions or accidents, or other development or exploration risks;

●	the Company’s ability to meet project development timelines;
●

the Company and Fresnillo will agree on the manner in which the Juanicipio Entities (as defined herein) will operate, including agreement on development and operation plans, exploration plans and capital expenditures;

●	the Company’s ability to meet production expectations;
●	the Company’s ability to retain key personnel;
●	the Company’s ability to raise sufficient debt or equity financing to support the Company’s continued growth;
●	Apollo’s ability to meet the conditions to acquire the Cinco de Mayo Project subject to the exploration, earn-in and option agreement;
●	the timely receipt of required approvals and permits;
●	that the Company will continue to have sufficient working capital to fund its operations;
●	that the price of silver, gold, lead, zinc and copper will not decline significantly or for a protracted period of time;
●	the impact on operations of the Mexican tax regime and proposed amendments to applicable Mexican legislation, including the Federal Mining Law;
●	the global financial markets and general economic conditions (including monetary policies and rates of inflation) will be stable and conducive to business in the future; and
●	economic estimates and the assumptions upon which they are based relating to Juanicipio in the 2024 Technical Report (as defined herein).

Many factors could cause actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others:

●	estimates of Mineral Resources and Mineral Reserves being based on interpretation and assumptions which are inherently imprecise;
●

no guarantee that licenses and permits required by the Company or Minera Juanicipio (as defined herein) to conduct business will be obtained, which may result in an impairment or loss in the Company’s mineral properties;

●	rights to use the surface of the Company’s mineral properties are not guaranteed;
●	most exploration projects do not result in commercially mineable deposits;
●	the properties in which the Company has an interest are located primarily in Mexico;
●	economic and political instability may affect the Company’s business;
●

there are no assurances with respect to the relative strength and stability of future metal markets and the Company’s liquidity and long-term ability to raise the capital required to execute its business plans may be affected by market volatilities;

MAG Silver Corp.	2024 Annual Information Form

●	community relations may affect the Company’s business, including its interest in Juanicipio;
●	the Company’s activities may be impacted by a global pandemic or localized outbreak similar to the novel coronavirus outbreak (“COVID-19”);
●	emerging climate change regulations could result in significant costs and climate change may result in physical risks to a mining company’s operations;
●	adequate funding may not be available, resulting in the possible loss or dilution of the Company’s interests in its properties;
●

substantial expenditures are required for commercial operations and if financing for such expenditures is not available on acceptable terms, the Company may not be able to justify commercial operations;

●	the Company’s future liquidity may depend upon its ability to repatriate cash from Juanicipio or arrange significant additional debt or equity financing;
●	the Company has a history of losses and values attributed to the Company’s assets may not be realizable;
●	the Company has historically had negative cash flows;
●	risks related to the Facility;
●	uncertainties and risks relating to the operation of the Juanicipio Mine;
●	the Company’s capital and operating costs, production schedules and economic returns are based on certain assumptions which may prove to be inaccurate;
●

Juanicipio capital requirements contemplated in the technical report for Juanicipio titled “Juanicipio Mineral Resource and Mineral Reserves NI 43-101 Technical Report” with an effective date of March 4, 2024 (the “2024 Technical Report”) are subject to volatility and uncertainty;

●	the actual capital and operating costs and economic returns are uncertain and will differ significantly from those estimated for mineral project production and exploration;
●	the Juanicipio Mine plan and design and the financial results may not be consistent with the 2024 Technical Report;
●	the continued operation of Juanicipio may be adversely impacted by a lack of access to a skilled workforce;
●	labour risks;
●	the continued operation of Juanicipio may be adversely impacted by lack of access and availability of infrastructure, power and water, and other matters;
●	risks related to amendments to the Federal labour law on labour subcontracting (or “outsourcing”);
●	risks related to the Company’s decision to participate in the exploration, development, production and operation of the Juanicipio Mine;
●	the Company may encounter certain transportation and refining risks that could have a negative impact on its operations;
●	the Company’s mineral properties are subject to title risk and any challenge to the title to any of such properties may have a negative impact on the Company;
●	risks related to potential Indigenous rights claims made against the Company’s mineral properties and the complex nature of such claims;
●	title opinions provide no guarantee of title and any challenge to the title to any properties may have a negative impact on the Company;
●	title to the properties in which the Company has an interest that are not registered in the name of the Company may result in potential title disputes having a negative impact on the Company;
●

the Company being a minority shareholder and non-operator of the Juanicipio Entities and therefore is dependent on, and subject to, the decisions of the majority shareholder and operator of the Juanicipio Entities;

●	the Company holds its Juanicipio interest through a minority shareholding in the Juanicipio Entities and therefore may be adversely impacted by disputes amongst the shareholders;
●	the Company has significant shareholders that may be able to exert influence over the direction of the Company’s business;
●	funding and property commitments may result in dilution to the Company’s shareholders;
●	the price of the common shares in the capital of the Company (the “Common Shares”) is volatile;
●	there is no assurance of a sufficient liquid trading market for the Company’s Common Shares in the future;
●	most of the Company’s mineral assets are located outside of Canada;
●

the Company, its directors, officers and management (with the exception of the Vice President, Exploration and the former Chief Exploration Officer) and all of its material assets are located outside of the United States, which makes it difficult for U.S. litigants to effect service of process or enforce any judgments obtained against the Company or its officers or directors;

MAG Silver Corp.	2024 Annual Information Form

●	the Company has outstanding common share equivalents which, if exercised, could cause dilution to existing shareholders;
●	the Company may pay dividends in the immediate future;
●	the Company’s ability to pay future dividends;
●	the Company could in the future be classified as a “passive foreign investment company”, which could have adverse U.S. federal income tax consequences for U.S. holders of Common Shares;
●	the Company in the future could have tariffs or other restrictive trade measures or countermeasures placed upon it affecting trade between Canada, the United States and Mexico;
●	risks related to the highly competitive nature of the mineral exploration industry;
●

environmental regulations are becoming more onerous to comply with, and the cost of compliance with environmental regulations and changes in such regulations may reduce the profitability of the Company’s operations and the Juanicipio Entities’ operations;

●	tailings storage facility / permit risks;
●	the Company may experience difficulties managing and integrating acquisitions;
●	the Company or the Juanicipio Entities may be subject to litigation, the disposition of which could negatively affect the Company’s profits to varying degrees;
●

if either the Company or the Juanicipio Entities, through the operator Fresnillo, are unable to hire, train, deploy and manage qualified personnel in a timely manner, particularly in Mexico, their ability to manage and grow its business will be impaired;

●	cybersecurity risks may impact the Company’s business;
●	risks related to natural disasters;
●	the Company may face equipment shortages, access restrictions and a lack of infrastructure;
●	the Company is dependent on its key personnel, none of whom are insured by the Company;
●	foreign currency fluctuations and inflationary pressures may have a negative impact on the Company’s financial position and results;
●	conflicts of interest may arise among the Company’s directors as a result of their involvement with other natural resource companies;
●	the Company may be subject to reputational risk;
●	mining operations generally involve a high degree of risk and potential liability, and insurance coverage may not cover all potential risks associated with the Company’s operations;
●	metal prices and marketability fluctuate and any decline in metal prices may have a negative effect on the Company;
●	risks related to amendments to the Federal Mining Law;
●	the environment in which the Company operates may not adhere to international standards with respect to security and human rights;
●	risks related to the Company being subject to anti-corruption laws;
●	the Company may be required by human rights laws to take actions that delay the advancement of its projects;
●	the Company’s activities within Mexico are subject to extensive laws and regulations governed by Mexican regulators;
●	risks related to Mexican foreign investment and income tax laws applying to the Company;
●	the Company may fail to maintain adequate internal control over financial reporting pursuant to the requirements of the Sarbanes-Oxley Act;
●	the Company follows Canadian disclosure practices concerning its Mineral Resources and Mineral Reserves which allow for different disclosure than is required for domestic U.S. reporting companies; and
●	any enforcement proceedings under Canada’s Extractive Sector Transparency Measures Act against the Company could adversely affect the Company.

Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements. Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including without limitation, those referred to in this AIF under the heading “Risk Factors” and documents incorporated by reference herein.

MAG Silver Corp.	2024 Annual Information Form

The Company’s forward-looking statements are based on the reasonable beliefs, expectations and opinions of management on the date the statements are made and, other than as required by applicable securities laws, the Company does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change. For the reasons set forth above, investors should not attribute undue certainty to or place undue reliance on forward-looking statements.

Cautionary Note to United States Investors

Unless otherwise indicated, technical disclosure regarding the Company’s properties included or incorporated by reference herein, including the use of the terms “Mineral Resources” and “Mineral Reserves”, and all Mineral Resource and Mineral Reserve estimates contained in such technical disclosure, has been prepared in accordance with the requirements of National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) – CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (the “CIM Definition Standards”). NI 43-101 is an instrument developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects.

Canadian standards, including NI 43-101, differ significantly from the disclosure requirements of the U.S. Securities and Exchange Commission (“SEC”) under subpart 1300 of Regulation S-K (the “SEC Modernization Rules”). The Company is not required to provide disclosure on its mineral properties under the SEC Modernization Rules and provides disclosure under NI 43-101 and the CIM Definition Standards. Accordingly, information contained in this AIF, or the documents incorporated by reference herein, may differ significantly from the information that would be disclosed had the Company prepared the Mineral Resource and Mineral Reserve estimates under the standards adopted under the SEC Modernization Rules.

Cautionary Note to Investors Concerning Estimates of Mineral Resources

“Inferred Mineral Resources” are Mineral Resources for which quantity and grade or quality are estimated based on limited geological evidence and sampling. Geological evidence is sufficient to imply but not verify geological and grade or quality continuity. “Inferred Mineral Resources” are based on limited information and have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility, although it is reasonably expected that the majority of “Inferred Mineral Resources” could be upgraded to “Indicated Mineral Resources” with continued exploration.

Under Canadian rules, estimates of Inferred Mineral Resources are considered too speculative geologically to have the economic considerations applied to them to enable them to be categorized as Mineral Resources and, accordingly, may not form the basis of feasibility or pre-feasibility studies, or economic studies except for a Preliminary Economic Assessment as defined under NI 43-101. Indicated and Inferred Mineral Resources that are not Mineral Resources do not have demonstrated economic viability.

Technical Information

Unless otherwise indicated, scientific or technical information in this AIF is based on information prepared by employees of MAG or by Fresnillo, as operator of Juanicipio, as applicable, under the supervision of, or that has been reviewed and approved by, Gary Methven, P.Eng., Vice President, Technical Services, who is a “Qualified Person” as defined in NI 43-101. A “Qualified Person” means an individual who: (i) is an engineer or geoscientist with a university degree, or equivalent accreditation, in an area of geoscience, or engineering, relating to mineral exploration or mining; (ii) has at least five years of experience in mineral exploration, mine development or operation or mineral project assessment, or any combination of these, that is relevant to his or her professional degree or area of practice; (iii) has experience relevant to the subject matter of the mineral project and the technical report; and (iv) is a member in good standing of a professional association. Mr. Methven is not independent as he is an employee of the Company (see “Interests of Management and Others in Material Transactions” below).

MAG Silver Corp.	2024 Annual Information Form

Currency and Exchange Rates

All dollar amounts referred to in this AIF are expressed in United States dollars (“US$”) except where indicated otherwise. The Company’s accounts are based on a U.S.$ functional currency and are reported in a US$ presentation currency. All references to “dollars” are to US$ except where indicated otherwise. All references to “pesos” are to Mexican pesos. The Company incurs expenditures primarily in US$, and to a lesser extent in Canadian dollars (“C$”) and pesos.

The following table sets forth the rate of exchange for the C$ expressed in US$ in effect at the end of the periods indicated, the average of exchange rates in effect on the last day of each month during such periods, and the high and low exchange rates during such periods as reported by the Bank of Canada for conversion of Canadian dollars into United States dollars:

CANADIAN DOLLARS, AS EXPRESSED IN U.S. DOLLARS	YEAR ENDED DECEMBER 31,
	2024	2023	2022
Rate at end of period	0.6950	$0.7561	$0.7383
Average rate for period	0.7302	$0.7410	$0.7692
High for period	0.7510	$0.7617	$0.8031
Low for period	0.6937	$0.7207	$0.7217

The rate of exchange on March 21, 2025 as reported by the Bank of Canada for the conversion of Canadian dollars into United States dollars was C$1.00 equals US$0.6983.

The following table sets forth the rate of exchange for the Mexican peso expressed in US$ in effect at the end of the periods indicated, the average of exchange rates in effect on the last day of each month during such periods, and the high and low exchange rates during such periods based on the exchange rate published by Banco de Mexico in the Official Journal of the Federation to settle liabilities denominated in foreign currency payable in Mexico, for conversion of Mexican pesos into United States dollars (“Official Closing Rate”):

MEXICAN PESOS, AS EXPRESSED	YEAR ENDED DECEMBER 31,
IN U.S. DOLLARS	2024	2023	2022
Rate at end of period	0.0488	$0.0589	$0.0513
Average rate for period	0.0546	$0.0564	$0.0497
High for period	0.0612	$0.0599	$0.0525
Low for period	0.0483	$0.0512	$0.0466

The Official Closing Rate of exchange on March 21, 2025 as reported by the Banco de Mexico for the conversion of Mexican pesos into United States dollars was 1.00 peso equals US$0.0497.

Financial Data in this AIF

Financial information reported in this AIF is in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board.

CORPORATE STRUCTURE

Name, Address and Incorporation

MAG Silver Corp. was originally incorporated under the Company Act (British Columbia) on April 21, 1999, under the name “583882 B.C. Ltd.” On June 28, 1999, in anticipation of becoming a capital pool company, the Company changed its name to “Mega Capital Investments Inc.” On April 22, 2003, the Company changed its name to “MAG Silver Corp.” to reflect its new business upon the completion of its qualifying transaction on the TSX Venture Exchange. On July 27, 2005, the Company transitioned from the Company Act (British Columbia) to the Business Corporations Act (British Columbia) and concurrently adopted new articles and amended its authorized capital to an unlimited number of Common Shares without par value and an unlimited number of preferred shares without par value (the “Preferred Shares”). The Company’s head office is located at Suite 801, 815 Hastings Street West, Vancouver, British Columbia, Canada, V6C 1B4. The Company’s registered office is located at 3500 – 1133 Melville Street, Vancouver, British Columbia, Canada, V6E 4E5.

MAG Silver Corp.	2024 Annual Information Form

Intercorporate Relationships

The following chart illustrates the Company’s material subsidiaries, including the jurisdiction of incorporation of each subsidiary, the percentage of voting securities beneficially owned, or over which control or direction is exercised by the Company, and its associated property.

Notes:

(1)

The Company is the registered owner of 99.99% of the issued Class I shares of Minera Los Lagartos, S.A. de C.V. (“Lagartos”), a corporation incorporated under the laws of Mexico. The remaining 0.01% of the issued Class I shares of Lagartos are held by 0928293 BC Limited, a 100% owned subsidiary of the Company. Lagartos is the registered owner of a 44% interest in the Juanicipio Entities, including Minera Juanicipio S.A. de C.V. (“Minera Juanicipio”), which holds the Juanicipio Mine with Fresnillo, a London Stock Exchange listed company controlled by Industrias Peñoles, S.A. de C.V. (“Peñoles”), which holds the remaining 56% interest in the Juanicipio Enitites.

(2)

The “Juanicipio Entities” consist of: Minera Juanicipio and Equipos Chaparral, S.A. de C.V. (“Equipos Chaparral”). On December 27, 2021, the Company and Fresnillo incorporated Equipos Chaparral in the same ownership proportions as Minera Juanicipio (Fresnillo 56% / MAG 44%) for the purpose of holding the Juanicipio plant and mining equipment, to be leased to Minera Juanicipio.

GENERAL DEVELOPMENT OF THE BUSINESS

Overview

MAG Silver Corp. is a growth-oriented Canadian exploration company focused on advancing high-grade, district scale precious metals projects in the Americas. MAG Silver is a top-tier primary silver mining company through its (44%) interest in the 4,000 tonnes per day (“tpd”) Juanicipio mine, operated by Fresnillo plc (56%) (the “Juanicipio Mine” or “Juanicipio”). The Juanicipio Mine is located in the Fresnillo Silver Trend in Mexico, the world’s premier silver mining camp, where in addition to underground mine production and processing of high-grade mineralized material, an expanded exploration program is in place targeting multiple targets. MAG Silver is also executing multi-phase exploration programs at the Deer Trail 100% earn-in project in Utah (the “Deer Trail Project”) and the 100% owned Larder Project, located in the historically prolific Abitibi region of Canada (the “Larder Project”).

MAG’s Common Shares trade on the Toronto Stock Exchange (“TSX”) and the NYSE American, LLC (“NYSE American”) both under the symbol “MAG”.

MAG Silver Corp.	2024 Annual Information Form

Principal Project

Juanicipio

MAG owns 44% of the Juanicipio Entities, which own the high-grade silver Juanicipio Mine located in the Fresnillo District, Zacatecas State, Mexico. Fresnillo is the operator and holds the remaining 56%.

Fresnillo and MAG jointly approved the Juanicipio Mine development on April 11, 2019, following which project construction commenced immediately and the underground mine development continued. Production and exploration at Juanicipio are all being carried out by the project operator, Fresnillo, with MAG being represented in all board of directors, technical committee, joint health and safety committee and ad-hoc meetings for the Juanicipio Entities. Commissioning of the processing facility commenced in Q1 2023 and was performed under the guidance of an Engineering, Procurement and Construction Management contract entered into with an affiliate of Fresnillo and various third-party start-up specialist consultants. MAG’s share of project costs was funded by operating cash flow from underground mine production, by cash calls through its 44% interest in Minera Juanicipio and, to a lesser extent, incurred directly by MAG to cover expenses related to its own commissioned technical studies and analyses, as well as direct project oversight. Minera Juanicipio is governed by a shareholders’ agreement and corporate by-laws, pursuant to which each shareholder is to provide funding pro-rata to its ownership interest (the “Shareholders’ Agreement”). An operator services agreement became effective upon initiation of commercial production whereby Fresnillo and its affiliates continue to operate the mine (the “Operator Services Agreement”) for a fee of $13 million per annum. Both silver-rich lead and zinc concentrate offtake agreements have been executed by Minera Juanicipio with Met-Mex Peñoles, S.A. de C.V. (“Met-Mex”) (an affiliate of Fresnillo), under which both concentrates are being sold and treated at benchmark market terms in Torreón, Mexico. The pyrite concentrate is generally sold to trading firms who blend the material with other concentrates to realize payable metal for Juanicipio.

Following commissioning and ramp up of the Juanicipio Mine in 2023, 2024 was a year of consolidation and optimization of the Juanicipio processing plant. All tonnage from the Juanicipio mine was processed through the processing plant, as toll treatment through Fresnillo’s Saucito plant during 2023 ceased once nameplate capacity of the Juanicipio plant was achieved. The plant processed 1,328,178 tonnes of ore at an average silver grade of 468g Ag/t, and an average silver equivalent grade of 712g AgEq/t. The main focus in 2024 was the optimization of the flotation circuit, and primary focus areas were continuous operation of the pyrite flotation and Knelson gravity concentrate circuits, and ongoing optimization of the lead and zinc flotation circuits. Significant recovery improvements were obtained over the 2023 levels, with overall recovery of 92.9% for silver, 73.8% for gold, 89.5% for lead and 81.0% for zinc. The mining rate is currently matching the milling rate at Juanicipio. Please refer to MAG’s news release dated January 29, 2025 entitled “MAG Announces Fourth Quarter and 2024 Production From Juanicipio and Provides Initial Production Guidance”, for full details.

Minera Juanicipio commissioned AMC Mining Consultants (Canada) Ltd. (“AMC”) to prepare the 2024 Technical Report on behalf of MAG. The 2024 Technical Report, published on March 27, 2024, outlined robust economics over an initial 13-year life of mine, generating annual average free cash flow exceeding $130 million (at a $22/oz silver price). Mineral Resources increased by 33% from the 2017 Preliminary Economic Assessment, with substantial growth in Measured and Indicated categories. Inferred resources also expanded, highlighting significant near-term, high-grade upside potential. An inaugural 15.4 million tonnes Mineral Reserve estimate at 628 grams per tonne (“g/t”) equivalent silver grade was declared, enhancing economic confidence.

Currently only 10% of the property has been explored to date with many untested targets still to be pursued within the property. Recent exploration drilling has primarily focused on converting the Inferred Mineral Resources into Indicated Mineral Resources, further tracing mineralization to depth, and testing for additional parallel mineralized structures.

The Valdecañas Vein contains a structural intersection marked by broad funnel-shaped skarn alteration with high copper and boron, indicative of a mineralising fluid upwelling zone. This is reflected by distinctive surface alteration – a thumbprint – that is being used to focus Juanicipio’s exploration program throughout the rest of the property

MAG Silver Corp.	2024 Annual Information Form

Other Exploration Properties

The Company has an interest in concession rights in other non-material properties on which the exploration is managed directly by MAG. Exploration on these interests is undertaken by contracted service providers. In the case of projects located in Mexico, MAG’s work is contracted with third parties.

The Deer Trail Project

The silver-rich Deer Trail carbonate replacement deposit (“CRD”) project in Piute County, Utah offers MAG a 100% earn-in opportunity and encompasses the historic Deer Trail mine (the “Deer Trail Mine”) and the adjoining Alunite Ridge area (6,500 Ha). MAG consolidated these properties in 2018 for the first time since the early 1980s. The Deer Trail Project lies along the same regional structure that hosts several mega-districts of similar age and style, so this consolidation allows us to consider the entire system, apply an integrated district-scale exploration approach and leverage new technologies to aid in the search for new, large-scale mineralization along the path between the historic mines and a potential Porphyry Copper-Molybdenum centre.

MAG’s exploration focus at the Deer Trail Project is to seek the source of the historically mined high-grade silver, gold, lead, zinc and copper CRD sulphides of the Deer Trail manto towards that potential porphyry centre. The Company expects to find larger-scale high-grade mineralization in the thick, high-potential Redwall Limestone that the Company has proven lies just below the less favourable interlayered sedimentary and limestone section that hosts the historic Deer Trail Mine mineralization.

Exploration at the Deer Trail Project offers several strategic advantages, one of which is the fact that it shares the same regional fault as the renowned Bingham Canyon and Tintic mining districts, paving the way for potential discoveries of substantial porphyry and CRD deposits. Bingham Canyon is one of the world’s largest copper systems, featuring a porphyry copper surrounded by large-scale high-grade replacement (CRD) mineralization. MAG’s exploration thesis at the Deer Trail Project is to pursue the known CRD deposits that may possibly be sourced from a Bingham-like porphyry. These porphyry “hub” targets are defined through extensive surface work showing strong coincident geochemical, geophysical and alteration anomalies.

These “hubs” are thought to be the source of the fluids that created the Deer Trail Project area’s manto, skarn and epithermal vein mineralization and pervasive alteration seen throughout the Deer Trail Project area including the Deer Trail and Carissa zones. MAG is taking a disciplined, district-scale approach to exploration within this mining-friendly community and jurisdiction that also offers excellent infrastructure. MAG launched its sustainability programs at the Deer Trail Project in 2019, demonstrating the Company’s dedication to responsible mining practices. In 2020, drilling programs commenced, marking a significant step forward in unlocking the asset’s potential.

The Carissa Zone was discovered in 2023. Carissa represents the most widespread mineralization and strongest alteration drilled on the Deer Trail property. Two drill holes cut several hundred meters of progressively increasing Argentiferous (Silver-bearing) Manganese-Oxide Mineralization, marble and skarn before entering distinctive zones of copper-silver-zinc bearing sulfide “lacing”, in turn cut by zones of pervasive mineralized skarn. The sulfide lacing and skarn zones in both Carissa holes become progressively stronger with depth and showed significant increases in pathfinder elements (tungsten, tin, bismuth, molybdenum), suggesting increasing proximity to the suspected porphyry-related mineralization source.

During 2023, MAG undertook Phase 3 drilling programs designed to test the mineralization in the porphyry “hubs” inferred to underlie Mount Brigham and Deer Trail Mountain. The first hole was drilled to test the Alunite Ridge target on the south slope of Mount Brigham and a second hole drilled at a high angle under the Deer Trail Mountain. Initial drilling of the Alunite Ridge and Deer Trail Mountain hubs encountered porphyry-style alteration justifying further drilling.

The 2024 drill program was interrupted by the Silver King forest fire, however the highlights of recent drilling were:

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Large Expansion of the Carissa Skarn Discovery: Step-out drilling has significantly expanded the 200 – 250-metre-thick Carissa skarn discovery to a 400 - 700 metre area where thick sections of copper-silver-zinc mineralization are hosted in hundreds of metres of pervasive marble and skarn altered carbonates, strongly suggestive of the hypothesized large-scale metal source located to the west.

MAG Silver Corp.	2024 Annual Information Form

●

High-Grade Extension of Deer Trail Mine Corridor: Drilling intersected a new high-grade silver-lead-zinc extension of the historic Deer Trail Mine, highlighted by 2.76 metres grading 151 g/t silver, 0.5 g/t gold, 3.7% lead and 2.5% zinc at 268 metres down hole confirming potential at depth.

●

New Gold Zone: The “Nodular” Gold Zone first recognized in hole DT23-16 (29.5 metres grading 4.5 g/t gold starting at 202.3 metres, including 8.8 metres grading 9.4 g/t gold) and now documented in over 20 previously drilled holes. Such distal gold zones are a feature commonly observed on the edges of large hydrothermal systems such as Deer Trail.

Please refer to MAG’s news release dated February 24, 2025 entitled “MAG Provides Exploration Update and Outlook for Larder and Deer Trail Projects”, for full details.

Future “spoke” drilling is planned to offset the Carissa Zone discovery holes to the west and to follow-up on well mineralized intercepts and test entirely new target areas identified by geophysics, geochemistry and geochronology

The Larder Project

The Larder Project is situated in the Abitibi Greenstone Belt and hosts three gold zones along 8.5 km of the Cadillac-Larder Break (the “Break” or the “CLB”) in one of the world’s best gold regions where over 200 million ounces of gold have been produced. The Larder Project lies in a mining-friendly jurisdiction with a very long history of mining, and agreements with First Nations are in place with positive ongoing dialogue. No significant environmental legacies are known and infrastructure (including electrical, gas, highway, water) and access are excellent. Exploration costs in this region are relatively low and experienced labour is readily available. Permitting is streamlined, predictable and many newly identified targets can be drilled from existing permitted pads.

The Larder Project property includes several known shear-hosted (“orogenic”) gold mineralization centres located along approximately 8.5 km of strike length of the greater than 250 km long Break, a regional first-order shear structure. Unlike in many other shear-hosted gold deposits, mineralization occurs along the Break as concentrated ore shoots along the major first-order structure as well as on related second or third-order structures. A historic shallow exploration focus at the Larder Project means that mineralization is largely untested at depths greater than 500 m where most deposits in the region blossom.

MAG took ownership of Larder Project in 2022 through its acquisition of a 100% interest in Gatling Exploration Inc. (“Gatling”) and conducted a comprehensive data review and drilling campaign that focused below and lateral to mineralization shoots indicated by historical shallow drilling. In 2022, MAG drilled 10 holes, cumulatively 10,484 m, along the Break at depth and to the Bear East Zone of the project. Results proved geological features at depth, showing strong structures in favorable rock types verified at depths never recorded in the project’s history, and yielding positive assay results extending from the Bear East Zone.

In early 2023, MAG raised C$23 million by way of flow-through financing, with proceeds to fund further testing of known zones and generate new high-priority targets. The Swansea Zone drill program tested geophysical anomalies coincident with the CLB intercepting up to 50 m of alteration. This identified new targets as gold mineralization was encountered in six of seven drillholes with a 730 m strike length in green/brown carbonate altered komatiites, syenites and strongly altered mafic volcanics. The altered komatiites in this area at Swansea were never encountered in historical drill programs.

Later in 2023, a comprehensive review of all past drilling plus new geotechnical work, geophysical survey deployment, field sampling and mapping drove the creation of new 3D models for enhanced drill target selection. This work significantly improved property wide geological understanding and target generation. Following the completion of geophysical surveys and interpretation of stripped outcrops, a large pipeline of targets for 2024 was generated. Exploration drilling tested the Cheminis mine trend at depth and the Bear East Zone, with initial results from both zones being promising and helping to guide 2024 exploration.

MAG Silver Corp.	2024 Annual Information Form

Exploration drilling in 2024 focussed on the completion of the 2023 flow-through funding expenditure. Highlights achieved were:

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Validated Theory: Drilling at the CLB has successfully extended the Cheminis and Bear zones to depths of 900 metres (10.2 g/t gold over 6.3 metres) and 1,200 metres (42.1 g/t gold over 1.5 metres), respectively, confirming the theory of increased grade and width with depth.

●

New Regional Discoveries: Testing of numerous regional targets included the Timiskaming conglomerate (“Long Conglomerate”), where 3.2 g/t gold over 10.0 metres, including 8.2 g/t gold over 1.0 metres, was intercepted.

●

Strategic Land Acquisition: MAG added the Goldstake Property, doubling the Larder Project’s land area. This acquisition builds on historic high-grade intercepts (though unverified) and is further complemented by new high-grade grab and channel samples, fast-tracking the Instant Pond and F Zone prospects to drill-ready status.

Please refer to MAG’s news release dated February 24, 2025 entitled “MAG Provides Exploration Update and Outlook for Larder and Deer Trail Projects”, for full details.

Cinco de Mayo

In late 2012, certain members of the local Ejido challenged the Company’s surface right access to the Cinco de Mayo property (“Cinco”) located in the State of Chihuahua, Mexico and prevented the Company from obtaining the surface access permission required in the exploration permit process. As the Company has been unable to negotiate a renewed surface access agreement with the Ejido, a full impairment was recognized on the property in 2016; however, the concessions are still maintained in good standing. In September 2024, MAG and Apollo entered into an exploration, earn-in and option agreement pursuant to which Apollo has the option to acquire Cinco. In order for Apollo to exercise the Option, Apollo is required to obtain the necessary licensing to access and conduct exploration activities on Cinco, and subsequently complete no less than 20,000 metres of drilling, all within a five-year period, and then finally issue consideration shares equivalent to 19.9% of the then issued and outstanding common shares of Apollo to MAG.

Three Year History

Over the three most recently completed financial years, the significant events described below contributed to the development of MAG’s business.

Year Ended December 31, 2022

Financing and Corporate Activities

On March 28, 2022, the Company announced the appointment of Mr. Fausto Di Trapani as Chief Financial Officer, effective May 20, 2022. Mr. Di Trapani replaced Mr. Larry Taddei, who, after 12 years of service with the Company, stepped down to pursue other opportunities.

On May 20, 2022, the Company completed the acquisition of all of the outstanding shares of Gatling (the “Gatling Acquisition”) by way of a court-approved plan of arrangement under the Business Corporations Act (British Columbia) in accordance with the terms of an arrangement agreement between the Company and Gatling dated March 11, 2022, pursuant to which MAG acquired all of the issued and outstanding common shares of Gatling and, in consideration therefore, shareholders of Gatling received 0.01702627 of a Common Share of MAG for each share of Gatling held. Following the Gatling Acquisition, Gatling became a wholly owned subsidiary of the Company and the Company thereby acquired a 100% interest in the Larder Project. See “General Development of the Business – Other Exploration Properties – The Larder Project.”

On October 5, 2022, MAG announced the publication of its inaugural Sustainability Report for the 2021 year.

MAG Silver Corp.	2024 Annual Information Form

Juanicipio

Commissioning Updates

On September 13, 2022, MAG provided a commissioning update for Juanicipio, reporting that MAG had received communication from Fresnillo that all construction activities related to final tie-in to the electrical grid had been completed and all systems were ready to be energized. The Company further reported that, prior to making the final tie-in to the electrical grid, as a precautionary measure to ensure uninterrupted service to the surrounding area, the Comisión Federal de Electricidad (CFE) had requested additional testing to verify compatibility between new and updated substation equipment installed by Minera Juanicipio and existing older CFE infrastructure.

On December 28, 2022, the Company reported that it had received confirmation from Fresnillo that final testing of the downstream power distribution and control systems at Juanicipio was complete. The entire system had been energized and the Juanicipio Mine was connected to the national power grid. In addition, the Company confirmed the conclusion of the additional testing requested by the CFE to verify compatibility between new and updated substation equipment.

For the year ended December 31, 2022, a total of 646,148 tonnes of mineralized material primarily from underground development at the Juanicipio Mine were processed through the nearby Fresnillo and Saucito facilities. Production before offtake agreement adjustments amounted to 9.250 million silver ounces and 22,253 gold ounces (4.1 million silver ounces and 9,791 gold ounces were attributable to MAG).

Drilling Program

Results of the Juanicipio 2021 exploration program (23 surface-based drill holes totaling 29,421 m) were reported in the Company’s first quarter 2022 Management’s Discussion and Analysis, and included the following highlights:

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21 holes cut the Valdecañas Vein System, with most directed at the Valdecañas Vein Deep Zone plus coincidental intercepts of the Anticipada (13), Pre-Anticipada (8) and various other hangingwall and footwall veins;

●	most intercepts are comparable to previously drilled neighboring holes with no major deviations from grade and thickness expectations; and
●

channel sampling of the advancing development headings and test stopes in the Valdecañas Vein Bonanza Zone shows that the grade distribution in the vein is very close to that shown by both surface and underground drilling, which adds substantial confidence in the width and grade continuity indicated by the surface drilling for the balance of the vein.

The Juanicipio 2022 exploration program was designed to expand and convert the Inferred Mineral Resources included in the Deep Zone into Indicated Mineral Resources and to explore other parts of the Juanicipio concession. 2022 drilling, using 5 surface rigs and one underground rig, was focused on infilling the Valdecañas Vein System including Anticipada, Pre-Anticipada and the Venadas structures. All assays from the 2022 exploration program were pending at year end.

Year Ended December 31, 2023

Financing and Corporate Activities

On January 25, 2023, the Company announced that it had entered into an agreement with a syndicate of underwriters led by BMO Capital Markets and Raymond James Ltd. under which the underwriters had agreed to buy on a bought deal basis 2,735,000 Common Shares of the Company at a price of $14.65 per Common Share for gross proceeds of approximately $40 million (the “2023 Offering”). The Company granted the underwriters an option, exercisable at the offering price for a period of 30 days following the closing of the 2023 Offering, to purchase up to an additional 15% of the 2023 Offering to cover over-allotments.

MAG Silver Corp.	2024 Annual Information Form

Concurrently with the announcement of the 2023 Offering, the Company announced that it was undertaking a bought deal private placement of 843,000 Common Shares to be issued on a flow-through basis under the Income Tax Act (Canada) (the “Flow-Through Shares”) at a price of C$23.75 per Flow-Through Share for aggregate gross proceeds of $20 million (the “Flow-Through Private Placement”). The Company granted the underwriters an option exercisable, in whole or in part, at any time up to 48 hours prior to the closing of the Flow-Through Private Placement, to purchase an additional 15% of the Flow-Through Private Placement to cover over-allotments.

On February 7, 2023, MAG announced that it had completed the 2023 Offering and had issued 2,905,000 Common Shares, which included 170,000 Common Shares issued upon the partial exercise of the over-allotment option, at a price of $14.65 per Common Share for gross proceeds of $42,558,250. MAG intends to use the net proceeds of the 2023 Offering to fund exploration at Juanicipio and MAG’s other projects including Deer Trail, certain sustaining capital requirements at Juanicipio not included in the initial project capital estimates, and for working capital and general corporate purposes.

On February 16, 2023, the Company announced the completion of the previously announced Flow-Through Private Placement, whereby a total of 969,450 Flow-Through Shares were issued, which included 126,450 Flow-Through Shares issued upon the full exercise of a 15% over-allotment option, at a price of C$23.75 per Flow-Through Share for aggregate gross proceeds of C$23,024,437.50. Total proceeds of the Flow-Through Private Placement were intended for the Larder Project, whereby plans for exploration programs in 2023 and 2024 were finalized, and subsequently executed. During the year ended December 31, 2023, the Company incurred C$7,890,846 in eligible spend at the Larder Project (and C$15,133,154 during the year ended December 31, 2024, thus completing full use of these proceeds as at the end of 2024).

On May 1, 2023, MAG announced the appointment of Gary Methven as Vice President, Technical Services of the Company, and the promotion of Jill Neff to Vice President, Governance and Corporate Secretary.

On September 18, 2023, MAG announced the publication of its second annual Sustainability Report for the 2022 year.

On October 4, 2023, the Company entered into a fully underwritten $40 million revolving credit facility (the “Facility”) with the Bank of Montreal. There is a provision for an accordion feature whereby, upon request, the facility may be increased to $75,000,000 any time prior to the maturity date, at the discretion of the lender. The Facility will bear interest on a sliding scale of SOFR or the lenders Base Rate on U.S. dollar commercial loans plus applicable margin on a sliding scale of between 200 and 400 basis points based on the Company’s leverage ratio. Interest incurred on drawn amounts is to be paid quarterly. Commitment fees on the undrawn portion of the Facility are calculated on a similar sliding scale of between 50 and 75 basis points, and are also to be paid on a quarterly basis. The term of the Facility is 34 months, maturing on August 4, 2026, at which date any drawn amount is required to be paid back in full. All debts, liabilities and obligations under the Facility are guaranteed by the Company’s material subsidiaries and secured by assets of the Company including the pledge of a material subsidiary. The Facility includes a number of customary covenants (liquidity, leverage, tangible net worth) and conditions including limitations on acquisitions and investments (excluding exploration and capital expenditures) funded using cash with no limitations when equity is used as a funding source. As of the date hereof, the Company has not drawn down any funds from the Facility.

On December 21, 2023, MAG announced the appointment of Tom Peregoodoff to the Company’s board of directors (the “Board”), effective January 1, 2024. Mr. Peregoodoff filled the vacancy created by the retirement of Dan MacInnis, who did not seek re-election at the Company’s 2024 Annual General Meeting.

Juanicipio

Commissioning Updates

On April 20, 2023, MAG announced that it had been informed by Fresnillo that concentrate production at Juanicipio had commenced with the shipment of its first commercial lead and zinc concentrates in late March 2023, and that regular concentrate shipments would continue going forward~~.~~

On June 5, 2023, the Company announced that commercial production had been achieved at the Juanicipio Mine, effective June 1, 2023. The Company reported that, following a successful commissioning period, the Juanicipio Mine, processing facility and other vital systems were operating in line with, or rapidly approaching design capacity. As at the date of the announcement, the Juanicipio mill was operating at approximately 85% of its design capacity of 4,000 tpd, with silver recovery consistently above 88%.

MAG Silver Corp.	2024 Annual Information Form

Production

The following are the production highlights for the year ended December 31, 2023:

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Processing growth: The Juanicipio Mine processed a total of 1,268,757 tonnes of mineralized material in 2023, exceeding expectations and achieving guidance of reaching nameplate capacity during Q3 2023. Consistent processing growth quarter-on-quarter reflecting the commitment to scaling up operations.

●	Record output: The Juanicipio Mine produced 16.8 million silver ounces and 36,732 gold ounces in 2023, a solid performance in its inaugural and ramp up year.
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Consistency: The average silver head grade for the year was 472 g/t, demonstrating the notable consistency of the Juanicipio deposit and solidifying its position as one of the highest-grade silver mines in the world.

Drilling Program

The Juanicipio 2022 exploration (total of 25,858 metres drilled) focused primarily on converting Inferred Resources to Indicated Resources. Four holes were drilled at the “Los Tajos” target (formerly, “Cesantoni”) in the northwest part of the Juanicipio concession. Due to permitting restrictions, drilling used depth-limited man portable equipment at suboptimal angles. Results confirm the presence of mineralized epithermal veins. Veins cut in the program texturally and geochemically display high level characteristics coincident with what would be seen above a mineralized system. Further drilling will be required to prove or disprove the potential of this target. Infill drilling tested the Valdecañas Vein system at depth and further increased the confidence of the Deep Zone resource.

Year Ended December 31, 2024

Financing and Corporate Activities

On March 19, 2024, the Company announced that Marc Turcotte was promoted to the position of Chief Development Officer and, during early 2024, as part of the Company’s longer term succession planning, Dr. Lex Lambeck was promoted to the position of Vice President, Exploration.

On May 15, 2024, MAG announced that the TSX had accepted the Company’s Notice of Intention to Make a Normal Course Issuer Bid (“NCIB”). Under the NCIB, the Company may purchase for cancellation up to an aggregate of 8,643,374 Common Shares, representing approximately 10% of the public float (as defined in the rules and policies of the TSX) of the Common Shares as of May 8, 2024. As of March 24, 2025 no shares have been repurchased by the Company.

On May 21, 2024, the Company announced the retirement of Dr. Peter Megaw as MAG’s Chief Exploration Officer (“CXO”), a position he held for 10 of his over 20 years of service to the Company. Under his leadership, Juanicipio, one of the world’s leading silver deposits, was discovered, financed, developed and is now in operation. Since his retirement as CXO in May 2024, Dr. Megaw has continued to consult to the Company.

On May 31, 2024, MAG filed a final shelf prospectus (the “Final Shelf Prospectus”) and registration statement allowing the Company to offer up to $250,000,000 of Common Shares, preferred shares, debt securities, subscription receipts, units and warrants or any combination thereof during the 25-month period that the Final Shelf Prospectus remains effective. In order to maintain financial flexibility, and consistent with past practice, the Company has historically maintained a base shelf prospectus and has no present intention to offer securities pursuant to this Final Shelf Prospectus.

On July 18, 2024, the Company published its third annual Sustainability Report for the 2023 year.

MAG Silver Corp.	2024 Annual Information Form

On September 20, 2024, MAG and Apollo entered into an exploration, earn-in and option agreement (the “Option Agreement”) pursuant to which Apollo has the option to acquire the Cinco de Mayo Project. In order for Apollo to exercise the Option, Apollo is required to obtain the necessary licensing to access and conduct exploration activities on Cinco, and subsequently complete no less than 20,000 metres of drilling, all within a five-year period, and then finally issue consideration shares equivalent to 19.9% of the then issued and outstanding common shares of Apollo to MAG.

Juanicipio

On March 5, 2024, the Company reported preliminary 2024 guidance for the Juanicipio Mine, with the following highlights:

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Robust silver head grade: As reported by Fresnillo, the project operator, silver head grade at Juanicipio is expected to range between 380 g/t and 420 g/t for 2024, translating to significant silver production potential.

●	Nameplate capacity: The plant is anticipated to operate at nameplate capacity per operating day with an effective utilization of 91%, ensuring consistent and efficient production.

On March 27, 2024, the Company filed the 2024 Technical Report, which updated Mineral Resource estimates and declared Mineral Reserve estimates for the first time. For further information with respect to the 2024 Technical Report, please see the information set out under the heading “Mineral Projects – Juanicipio” in this AIF.

On July 24, 2024, the Company, alongside the Q2 2024 production results, increased its grade guidance for Juanicipio. The silver head grade is now expected to be between 420g/t and 460g/t for 2024, up from the previously guidance range of 380g/t to 420g/t.

Production

The following are the production highlights for the year ended December 31, 2024:

●	Processing growth: The Juanicipio Mine processed a total of 1,328,178 tonnes of ore in 2024, in line with expectations and nameplate capacity.
●

Record output: Juanicipio achieved silver production and equivalent silver production of 18.6 and 26.8 million ounces, respectively. This was achieved by milling tonnages in line with plan, silver head grades exceeding the revised guidance estimates, and improved recoveries across the board for all process circuits.

●

Consistency: The average silver head grade for the year was 468 g/t, demonstrating the notable consistency of the Juanicipio deposit and solidifying its position as one of the highest-grade silver mines in the world.

Drilling Program

During 2023, a total of 13,273 metres and 22,015 metres were drilled from surface and underground, respectively. Drilling for the year (both surface and underground) was designed to convert Inferred Resources to Indicated Resources, and continued to confirm defined mineralization as planned. Results of the Juanicipio 2023 exploration program were reported in the Company’s first quarter 2024 Management’s Discussion and Analysis.

Throughout 2024, 36,216 metres were drilled from underground (3,216 metres more than planned) and focused on infilling the upper parts of the Valdecañas Vein System including the Valdecañas, Ramal 1, Anticipada and Venadas veins. Results continue to confirm vein continuity including grades and thicknesses.

Surface drilling started in April 2024 and has been focused on the Cañada Honda Structure, from which 13 holes have been completed since the beginning of the program. During 2024, 19,137 metres were drilled from surface (2,137 metres more than planned). Initial results show thin mineralized vein intercepts with textures and chemistry consistent with being at high level and possibly above a productive boiling zone. Some holes have been extended to intercept the Juanicipio vein below the inferred resource with an initial base metal rich intercept extending the Juanicipio vein by 450 metres downdip.

MAG Silver Corp.	2024 Annual Information Form

All assays from the 2024 drilling program were pending at year end.

Recent Developments (Subsequent to December 31, 2024)

On January 16, 2025, the Company announced the retirement of Michael Curlook as Vice President, Investor Relations and Communications.

On January 29, 2025, the Company reported preliminary 2025 guidance for the Juanicipio Mine. As reported by Fresnillo, silver production at Juanicipio is forecast to range between 14.7 million and 16.7 million ounces. This guidance is based on a throughput rate of 4,000 tonnes per operating day at head grade ranges of 380g/t to 430 g/t silver and 1.2 g/t to 1.4 g/t gold. Head grades are anticipated to fluctuate due to the balancing of the three subvertical ramps and the mining of different sections of the orebody. Production is expected to be weighted toward the second and third quarters of 2025, reflecting mine sequencing and anticipated grade variability. Comprehensive cost and production guidance will be provided with the release of the Company’s operational and financial results at the end of Q1 2025.

On February 3, 2025, MAG announced the appointment of John Armstrong to the Board, effective January 31, 2025, as part of the Company’s planned Board refreshment. Mr. Armstrong was also appointed to the Audit Committee, effective February 19, 2025.

On February 24, 2025, the Company provided an update on its exploration activities and 2025 outlook for its Larder and Deer Trail projects, which remain key components of the Company’s growth strategy. MAG reported that it continues to advance these two district-scale exploration projects, both of which demonstrate the potential to host significant high-grade mineralization. At both projects, systematic exploration including drill testing achieved the objectives of expanding known zones of mineralization, making new discoveries and outlining new high-potential drill targets.

On March 24, 2025, MAG announced that the Board has adopted a dividend policy for the Company, under which the Company intends to pay quarterly fixed dividends of $0.02 per share. In addition, at average realized silver prices of above $20 per ounce, the Company intends to augment the fixed dividend with a cashflow-linked dividend targeted at approximately 30% of cashflows from Juanicipio received by MAG every quarter and linked to net cash metrics as determined by the Board from time to time.

In the March 24, 2025 press release, MAG declared an inaugural fixed dividend of $0.02 per share and an additional cash flow linked dividend of $0.16 per share (approximately 30% of the $53,850,000 cash received from Juanicipio during Q4 2024) for a total dividend of $0.18 per share payable on April 21, 2025 to shareholders on record as of April 4, 2025 (the “Inaugural Dividend”). The dividend qualifies as an “eligible dividend” as defined in the Income Tax Act (Canada).

The declaration, timing, amount, and payment of future dividends will be subject to the discretion and approval of the Board of Directors. The Company will review the dividend program on an ongoing basis and may amend it at any time depending on the Company’s then current financial position, capital allocation framework, profitability, cash flow, debt covenant compliance, legal requirements and other factors considered relevant. As such, aside from the Inaugural Dividend, no assurances can be made that any future dividends will be declared and/or paid. Dividends paid to shareholders outside Canada (non-resident investors) will be subject to Canadian non-resident withholding taxes.

Please see the “Risk Factors” section of this AIF for more information about any risks relating to the Company’s business.

DESCRIPTION OF THE BUSINESS

General

For a general overview of the Company, Juanicipio, and the Company’s other exploration properties, please see the information set out under the heading “General Development of the Business – Overview” in this AIF.

MAG Silver Corp.	2024 Annual Information Form

Principal Markets

Metals are commonly sold as concentrates, often with several metals in a single concentrate. In the case of Juanicipio, lead (silver rich), zinc and pyrite concentrates are being produced. The lead concentrate contains silver, gold and lead, the zinc concentrate contains silver, gold and zinc and the pyrite concentrate contains silver, gold and iron. Lead, zinc and pyrite concentrates are commonly sold as part of the world’s mining and metals industries. Juanicipio lead and zinc concentrates are being sold and treated at benchmark market terms in Torreón, Mexico under offtake agreements with Met-Mex, an affiliate of Fresnillo. The basis of payments is the gross value of the metals that can be extracted and refined from the concentrates based on contained metal assays, with Met-Mex charging a base treatment charge and various deductions and payment terms as defined within the offtake agreements. The pyrite concentrate is generally sold to trading firms who blend the material with other concentrates to realize payable metal for Juanicipio.

Employees, Consultants and Contractors

As at December 31, 2024, the Company had the following employees, consultants and contractors:

●	Corporate head office (Vancouver, Canada): 12 employees and 3 consultants
●	Deer Trail Project (Utah, United States): 20 employees and contractors
●	Larder Project (Ontario, Canada): 14 employees and contractors

Employees, consultants and contractors of the Juanicipio Entities, in which the Company owns a 44% non-operating interest, have not been included here.

Specialized Skills and Knowledge

Many aspects of the Company’s business require specialized skills and knowledge. Such skills and knowledge include the areas of geology, mining, metallurgy, engineering, environmental issues, permitting, social issues and accounting. The Company believes it has the appropriate employees and consultants with experience in these specialized areas to meet its current needs.

Competitive Conditions

Competition in the mineral exploration and production industry is intense. The Company competes with a number of large, established mining companies with greater financial resources and technical facilities, for the acquisition and development of mineral concessions, claims, leases and other interests, as well as for the recruitment and retention of qualified employees and consultants and the equipment required to continue the Company’s exploration activities.

Foreign Operations

The Company’s primary property interest is located in Mexico. For more information, see “The material property in which the Company has an interest is located primarily in Mexico” in ”Risk Factors” below.

Economic Dependence

The Juanicipio property, in which the Company owns a 44% non-operating interest, is considered the only material property of the Company. The Company’s interest in Juanicipio is held through its indirect 44% shareholdings in the Juanicipio Entities and is governed by the terms of the Shareholders’ Agreement and by-laws with Fresnillo, which holds the other 56% interest. As a minority stakeholder in the Juanicipio Entities, the Company is subject to various risks (see “Risks Related to Minority Interest Investment in the Juanicipio Entities” in “Risk Factors” below).

MAG Silver Corp.	2024 Annual Information Form

Corporate Sustainability Matters

The Company is committed to delivering lasting and sustainable value to its people, stakeholders and communities. The Company’s approach to sustainability and responsible development integrates health, safety, environment and social responsibility into its business strategy.

The Company engages with groups that share its values and commitment to responsible mining. The Company’s commitment is supported by its policies, procedures and voluntary codes to which the Company adheres. The Company cares about the health and well-being of its people, communities and environment, and promotes a culture of zero harm.

Juanicipio

The Juanicipio Mine and property is located in the Fresnillo District of Mexico near Fresnillo’s Saucito and Fresnillo mines. As the operator of the Juanicipio Mine and of its wholly owned Saucito and Fresnillo mines, Fresnillo takes a ‘district approach’ to community relations in the area. The community relations team at Juanicipio often work in concert with their counterparts at the established Saucito and Fresnillo mines.

At Juanicipio, social assessment surveys were conducted in late 2023 to evaluate corporate image and reputational and social capital. Building on these survey results, key initiatives in 2024 included a Social Involvement Program to strengthen trust among employees, contractors and communities. As social ambassadors, Juanicipio employees and contractors shared key messages with local communities. Extensive community projects were undertaken, focusing on education, health, capacity building and microenterprise development. Initiatives for the communities near Juanicipio included partnerships to advance education in science, mathematics and climate change, and school gardening programs to promote sustainable practices.  Additionally, community engagement was fostered through music and literacy education. Environmental outreach efforts included presentations to schools and community members on topics of importance such as climate change, waste management, clean water and drought mitigation.

The economic development projects collaborate directly with the communities through a staged approach, with support from Juanicipio. The approach aims to encourage the development of skills through productive projects moving towards self-sufficiency and the development of their local economies. These initiatives include the establishment and support of new microenterprises (bakery, jewelry workshop, cleaning product and biofertilizer businesses) through a phased, six-month support program from Juanicipio. The sewing collective is now self-sustaining and is one of Juanicipio’s approved suppliers. The nopal cactus (also known as prickly pear cactus) forage project remains one of the more successful productive projects, expanding from the original one-hectare pilot to a multi-family operation. It now includes two mills and a total of three hectares cultivated for both commercial sale and family livestock feed.

Deer Trail Project and Larder Project

Community engagement at the Deer Trail and Larder projects is managed directly by the Company, with stakeholder relations expanding through designed contributions to community events, sponsorships and initiatives where employees engage in smaller community activities. Community engagement efforts provide team members with opportunities to explain project strategy and performance, while receiving feedback and guidance on matters of importance to stakeholders, allowing for two-way communication.

At the Larder Project there is an exploration agreement with two local First Nations that includes collaboration with an Environmental Elders Committee composed of representatives from the two First Nations and the Company.   The committee met on two occasions in 2024 and included a site tour of the project installations. In addition, the Company conducted a stakeholder mapping exercise at the Larder Project in 2024. The process, known as Stakeholder360, identifies stakeholders, their concerns, social capital networks and overall sentiment (social license) towards the Larder Project. At the Deer Trail Project, a second Stakeholder360 exercise is planned for 2025 as a follow-up to the project’s initial Stakeholder360 exercise, which was completed in 2023.

Following the introduction of the grievance mechanism and social investment framework to the Larder Project in 2022, there have been zero incidents or concerns reported. Employees are given refresher training on how and when to use the feedback mechanism tool, highlighting that it is intended to improve communication and proactively resolve issues of concern. The social investment framework aims to emphasize collaboration with local communities and provide support through employee volunteerism, donations, sponsorships, development programs and projects. The grievance mechanism tool and social investment framework have also been used at the Company’s Deer Trail Project for many years.  There was one minor grievance recorded in 2021 related to damaged piping that was immediately resolved. There have been no grievances reported since then.

MAG Silver Corp.	2024 Annual Information Form

Health and Safety

The Company is committed to the health and safety of its employees, consultants, business partners and communities in which the Company operates. The Company’s safety vision is to create a culture of zero harm and a workplace free of injuries and occupational illnesses. The Company requires its workers to participate in risk assessments involving their work, including job hazard analysis and field-level risk assessments, and workers are empowered to stop work if unsafe work practices or hazards are identified.

Juanicipio

The “I Care, We Care” safety management system has been fully adopted at Juanicipio and implementation is ongoing. The system identifies the most critical risks or risks with the greatest potential to harm individuals and, with collaboration from managers, supervisors, operators and contractors, implements the controls required to mitigate those risks. The system focuses on evaluating safety performance and monitors the progress of reducing High Potential Incidents and unsafe conditions in the workplace. There were no employee or contractor fatalities at Juanicipio in 2024.

Deer Trail and Larder Projects

Risk awareness and emergency preparedness continue to be key focal points in the proactive safety program at the Deer Trail and Larder projects. Both projects are participating in a Risk Competency and Integrated Medical Rescue Program developed for MAG. A specialized Internal Mountain Rescue Team was established through the program at Deer Trail to address emergency situations on site.  Training also included additional first aid and emergency response training, safe driving, and wildlife awareness training.  Employees continued to improve workplace safety inspections, hazard identification and risk mitigation techniques, and they participated in monthly risk scenario planning exercises.

Additional safety training at the Larder Project in 2024 included proper preparation for seasonal conditions and driving, first aid and emergency response training, fire prevention, wildlife awareness training and discussions around safe working procedures. Employees received training to improve workplace safety inspection, hazard identification and risk mitigation techniques, and they participated in monthly risk scenario planning exercises.

In 2024, there were no employee or contractor fatalities or lost time injuries recorded at the Deer Trail Project.  At the Larder Project, there were two lost time injuries involving contractor personnel. Safety systems and behaviour training is being intensified in this area.

Environmental, Social and Governance Matters

In 2024, the Company published its third annual sustainability report, which underscores MAG’s fundamental commitment to transparency with its stakeholders while providing a comprehensive overview of the Company’s environmental, social and governance (“ESG”) commitments, practices and performance for the 2023 year. The 2023 Sustainability Report is supported by the MAG Silver 2023 ESG Data Table, which houses MAG’s historical ESG performance data. The 2023 Sustainability Report and ESG Data Table are available on the MAG Silver website at the following link: https://magsilver.com/esg/reports/. Information contained in, or otherwise accessible through, the Company’s website, including the 2023 Sustainability Report and ESG Data Table, do not form part of this AIF and are not incorporated into this AIF by reference.

The Company’s ongoing analysis of ESG matters continues to highlight the importance of climate change risks in the mining sector and at the Company’s projects and operation. In 2023, an initial Climate Risk and Opportunities Register for Juanicipio was discussed with Fresnillo personnel, and in 2024, a comprehensive ensemble-based climate assessment for Fresnillo (including Juanicipio) was performed. The results of this assessment will be described in MAG’s 2024 Sustainability Report, expected to be published in the third quarter of 2025. The Company also completed an update of the Taskforce on Climate-related Financial Disclosures (“TCFD”) report originally produced in 2021 and conducted a self-assessment of the Toward Sustainable Mining (“TSM”) Climate Change Protocol. Physical climate change risks from both assessments are included in MAG’s Risk Register and are reviewed regularly by the Enterprise Risk Advisory Committee (“ERAC”) and reported to the Board. The Board has established a Technical Committee (the “Technical Committee”) which, in conjunction with the Health, Safety, Environment and Community Committee (the “HSEC Committee”), reviews the technical aspects of safety and environmental risks, specifically climate change impacts and tailings management.

MAG Silver Corp.	2024 Annual Information Form

In 2021, the Company joined the United Nations Global Compact and annually reviews MAG’s interaction and alignment with the United Nations’ Sustainable Development Goals. The Company has submitted a Communication on Progress to the United Nations Global Compact each year since 2021. In 2024, the Company strengthened its management of human rights by developing an internal human rights framework assessment tool consistent with international protocols and through the integration of human rights matters in due diligence, risk assessments and training for the Company.

HSEC Committee

As part of its mandate to assist the Board in the oversight of ESG and sustainability matters, the HSEC Committee is responsible for reviewing MAG’s sustainability conduct, including the Health, Safety, Environment and Social Responsibility Policies and the Human Rights Policy, and for monitoring the Company’s practices and performance in these areas. The HSEC Committee is currently comprised of the following members of the Board: Selma Lussenburg (Chair), Tom Peregoodoff and Susan Mathieu. The HSEC Committee meets a minimum of four times per year and reports to the Board after each HSEC Committee meeting.

For additional information regarding the HSEC Committee, see “Directors and Officers” below.

Governance and Nomination Committee

The Governance and Nomination Committee of the Board also plays an important role in assisting the Board with its oversight of ESG matters. The Governance and Nomination Committee is responsible for developing and implementing governance guidelines and principles, providing governance leadership to the Company and monitoring governance programs and policies, including without limitation, the Code of Business Conduct and Ethics (the “Code of Conduct”) and the Anti-Bribery and Anti-Corruption Policy. The Governance and Nomination Committee regularly reviews MAG’s policies to ensure compliance with the applicable rules and regulations, and where necessary or desirable on account of governance trends that are appropriate for the Company, recommends changes, or the adoption of further policies, to the Board for approval. The Governance and Nomination Committee is currently comprised of the following members of the Board: Jill Leversage (Chair), Peter Barnes and Selma Lussenburg. The Governance and Nomination Committee meets a minimum of four times per year and reports to the Board after each meeting.

For additional information regarding the Governance and Nomination Committee, see “Directors and Officers” below.

Technical Committee

The mandate of the Technical Committee of the Board is to assist the Board in fulfilling its oversight responsibilities with respect to the Company’s operational performance and operating risks from a technical perspective. The Company’s operations include exploration and development projects, operating mines, projects in reclamation and projects being considered as acquisition targets. The Technical Committee is currently comprised of the following members of the Board: Tom Peregoodoff (Chair), Susan Mathieu and Tim Baker. The Technical Committee meets a minimum of four times per year and reports to the Board after each Technical Committee meeting.

For additional information regarding the Technical Committee, see “Directors and Officers” below.

MAG Silver Corp.	2024 Annual Information Form

Health and Safety Policy

MAG is committed to the health, safety and welfare of its employees, directors, consultants and contractors, as well as the safety and well-being of their families and the communities surrounding the Company’s operations. The Company expects all team members to take responsibility for their personal safety and for the safety of others working around them. MAG is committed to working towards a culture of zero harm. Through a strong risk management approach, MAG engages with and trains employees and contractors under its direction to recognize, understand and mitigate hazards of the workplace to prevent incidents and injuries.

In early 2023, the Company updated its Health and Safety Policy to strengthen its commitments to health and safety, namely around including the consideration of psychological risks and hazards in the workplace.

To achieve its health and safety commitments, MAG will:

●	Provide team members with the necessary training, guidance, direction and knowledge to safely perform their tasks; and maintain records of the training.
●	Promote employee participation in the development of health and safety standards such that our team members take ownership of their health and safety responsibilities.
●

Institute, document and maintain a health and safety management system, applying proven management practices, to prevent personal harm, mitigate impacts and foster a culture of proactive safety management and open communication.

●

Empower team members through regular engagement to promote behavioural safety as a core organizational value and to restate that their skills and competence are essential for their safety and the safety of others.

●	Require that each site has an emergency response procedure, and that such procedures are regularly maintained and tested to minimize the impacts of unforeseen events.
●	Provide access to first aid facilities and services, and obligate team members to wear personal protective equipment when required.
●	Support and encourage the efforts of team members to gain the knowledge and skills to promote a safe and healthy life beyond the workplace.
●	Identify, eliminate, isolate and/or mitigate health and safety risks and hazards that could result in incidents or injuries.
●	Identify, eliminate, isolate and/or mitigate psychological risks and hazards in the workplace.
●	Encourage and foster open communication and reporting of hazards, near-miss or potential incidents, while supporting team members in the timely resolution of unsafe conditions.
●

Continuously seek improvements in policies and procedures to further lower risk and eliminate hazards through team member communication and feedback, motivation, reward and recognition; health and safety system reviews; and the incorporation of new technology, techniques and processes.

●	Conduct periodic monitoring and audits to evaluate compliance with this Health and Safety Policy, applicable health and safety laws and regulations, standards, and permit and license conditions.

Environmental Policy

MAG is committed to wise environmental stewardship. MAG recognizes the importance of its role in effectively managing risks related to climate change and greenhouse gas (GHG) emissions, water use, biodiversity, and tailings and mine waste. MAG employees care about protecting the environment for future generations while providing for safe, responsible and profitable projects by developing natural resources for the benefit of our stakeholders.

In early 2023, MAG updated its Environmental Policy to strengthen its commitments to minimizing its environmental impact and protecting the natural environment of the areas in which the Company works or has an interest in.

MAG Silver Corp.	2024 Annual Information Form

To achieve its environmental commitments, MAG will:

●	Fully comply with applicable environmental laws, regulations and other environmental obligations.
●	Institute, document and maintain an environmental management system, applying proven management practices, to prevent pollution, mitigate impacts and foster a culture of environmental stewardship.
●	Communicate our commitment to excellence in environmental performance with MAG employees, directors, consultants, contractors and communities in which the Company operates.
●	Strive to minimize releases to the air, land or water, and establish appropriate treatment and disposal processes for waste, including tailings and mineral waste.
●	Promote the efficient use of energy and material resources to minimize consumption and waste generation, prevent pollution and reduce emissions.
●	Strive to protect water sources, reduce water use and recycle or reuse water wherever possible.
●	Allocate the necessary resources to meet its reclamation and environmental obligations.
●	Monitor performance and report progress to its stakeholders on a timely basis.
●

Continuously seek improvements in policies and procedures to further lower risk through team member communication and feedback, motivation, reward and recognition; environmental system reviews; and the incorporation of new technology, techniques and processes.

●	Engage openly and transparently with interested parties to develop a mutual understanding of environmental issues, needs and expectations.
●	Conduct periodic monitoring and audits to evaluate compliance with this Environmental Policy, applicable environmental laws and regulations, standards, and permit and license conditions.

Social Responsibility Policy

In 2023, MAG updated its Social Responsibility Policy to address the increasing importance of human rights and engaging with local and Indigenous communities through meaningful dialogue and cooperation. The Company takes a shared-value approach to local development activities to promote sustainable and lasting economic and social benefits. MAG is focused on building trust and respect, considerate of its stakeholders’ concerns, and making a positive difference in the communities in which the Company lives and works.

To achieve its social responsibility commitments, MAG will:

●	Identify and engage our communities of interest in inclusive, transparent and culturally respectful dialogue before undertaking significant activities throughout the life of a project.
●	Establish formal grievance and dispute resolution mechanisms as part of our overall community engagement process.
●	Monitor, continuously improve and report on the performance and effectiveness of our activities related to corporate social responsibility.
●	Monitor, continuously improve and report on the Company’s conduct and performance including challenges in the prevention and mitigation of human rights matters.
●	Implement meaningful and effective strategies for community engagement.
●	Facilitate opportunities for community or individual growth.
●	Encourage a culture of safety among our stakeholders and local communities.
●	Respect the social, economic and cultural rights of local and Indigenous Peoples, and build cultural awareness across all of our projects and operations.
●

Engage through meaningful dialogue and cooperation with Indigenous communities by seeking to fully inform and receive input on the likely impacts and opportunities arising from the Company’s activities, including during social and environmental impact assessments of new projects.

●

Support local and regional development in the areas of our operations and projects through training, employment and other mechanisms; and support sustainable development initiatives that benefit communities where we operate.

MAG Silver Corp.	2024 Annual Information Form

●	Continuously seek improvements in policies, programs and initiatives to minimize social risk through team member development and ongoing community engagement processes.
●

Adhere to applicable laws and regulations of the countries and regions in which we conduct our business, including those relating to human rights, and operate in a manner consistent with industry best practices.

Human Rights Policy

In 2024, MAG updated its Human Rights Policy to strengthen its commitment to promoting a culture of respect for human rights and inclusion that aligns with the United Nations Guiding Principles on Business and Human Rights, the International Labor Organization’s (“ILO”) Declaration on Fundamental Principles and Rights at Work, international humanitarian law and applicable local human rights legislation.

MAG strives to safeguard the promotion of human rights in the workplace and integrate human rights into its due diligence and risk assessment processes, and other policies and procedures.

To achieve its human rights commitments, MAG will:

●	Respect the rights and dignity of our employees, directors, consultants, contractors, suppliers and business partners and community members affected by our business.
●	Respect the rights, interests, culture and traditions of all stakeholders where we operate.
●

Create a safe, inclusive and diverse workplace where decisions are non-discriminatory towards race, colour, religion, nationality, gender, gender identity and expression, ethnicity, age, marital status, creed, sexual orientation, political beliefs, pregnancy, disability or other basis prohibited by law.

●

Respect workers’ rights related to working conditions, freedom of peaceful assembly and association, freedom of speech, collective bargaining, maximum working hours and minimum wages, consistent with the relevant ILO conventions and applicable laws.

●	Conduct regular and reasonable human rights due diligence to determine the actual and potential human rights impacts of our activities.
●	Avoid causing or contributing to adverse human rights impacts through our activities, and cooperate in the remediation of adverse impacts through appropriate processes in the event they do occur.
●	Take actions to raise employee awareness of applicable law, international standards and guiding principles for human rights and provide regular training on the Human Rights Policy.
●	Respect the history, culture and traditional ways of Indigenous Peoples, their standing as distinct, self-determining peoples, and their interests in land, waters and the environment.
●	Engage in constructive dialogue and partnerships with our stakeholders to better understand how our activities affect their human rights.
●	Establish operations-level grievance and dispute resolution mechanisms for human rights issues; and if a human rights issue arises, assess and act upon findings of the investigation.
●	Maintain a zero tolerance approach to the use of forced, compulsory or child labour.
●

Continuously seek improvements to the Human Rights Policy and other human rights related programs and procedures to further embed respect for human rights into the Company’s culture, operations and workforce.

●	Report on human rights in various Company disclosure documents, including in our annual Sustainability Report and our annual United Nations Communication on Progress Report.

Diversity, Equity, and Inclusion Policy

In 2024, MAG updated its Diversity, Equity and Inclusion Policy. The Company believes in and embraces the benefits that diversity brings to its Board, members of senior management and all employees of the Company and its subsidiaries. Diversity, equity and inclusion promotes the recognition and use of all available talent, creates opportunities for innovation, drives strategic advantage to achieve the Company’s objectives and deliver positive results to its stakeholders through a range of perspectives, experiences and expertise. The Company is committed to fostering and cultivating a diverse, equitable and inclusive culture and workforce by selecting the best individuals to occupy its Board, senior management and other roles within the Company, free of bias or discrimination. Diversity, equity and inclusion are defined in MAG’s Diversity, Equity and Inclusion Policy as follows:

MAG Silver Corp.	2024 Annual Information Form

“Diversity” includes any dimension that can be used to differentiate individuals or groups of people from one another, including without limitation, gender, gender identity and gender expression, sexual orientation, age, language, race, nationality, cultural background, Indigenous status, religious beliefs, members of visible minorities and other ethnic distinctions, physical or mental abilities, marital or family status, education, regional and industry experience, and expertise.

“Equity” eliminates social inequalities in people, processes and systems to provide equal access and opportunities for all individuals.

“Inclusion” allows all individuals or groups of people feel welcomed, valued, respected and leveraged in all environments.

The Company is committed to creating and supporting a diverse, equitable and inclusive workplace that recognizes and values differences, where everyone is treated fairly and with respect, and where all employees have equal opportunity to succeed. To achieve this commitment, MAG will:

●

Incorporate diversity, equity and inclusion considerations into practices and policies relating to recruitment and selection, compensation and benefits, professional development and succession planning.

●	Implement diversity, equity and inclusion awareness training program to facilitate positive intergroup interaction, equitable and inclusive evaluation, and diversity management.
●

Develop flexible scheduling programs for work arrangements and leave options that accommodate the diverse needs of our employees at different career and life stages, including those with family and caring responsibilities, to assist with recruitment and retention.

●

Implement and assess the application of policies that address impediments to gender diversity in the workplace and that promote employment decisions that are transparent, merit-based, unbiased, equitable and procedurally fair.

●

Continue to identify new ways to entrench diversity (including gender and other dimensions of diversity), equity and inclusion as a core value across the Company, including supporting and empowering employees to bring their individual experiences to a safe and supportive work environment, and feel a genuine sense of belonging at MAG.

●	Monitor, continuously improve and report on the performance and effectiveness of the Company’s activities related to diversity, equity and inclusion in the workplace.

MAG is committed to increasing Board and senior management diversity and has an annual target to achieve a minimum of 30% of the Board represented by gender diverse directors. Currently, 30% of MAG’s Board are women. Going forward, MAG will continue its efforts to incorporate a broad range of diversity dimensions within the Board and management, while promoting a culture of equity and inclusion within the Company.

Code of Business Conduct and Ethics

The Company is committed to the highest standards of ethical business practice as is reflected in its Code of Conduct. The Company believes that following high standards of ethics and integrity is simply the right way to do business. Specific objectives of the Code of Conduct are to promote:

●	honest and ethical conduct;
●

handling of actual or apparent conflicts with the interests of the Company, including the avoidance of such conflicts and disclosure to an appropriate person of any material transaction or relationship that reasonably could be expected to give rise to such a conflict;

MAG Silver Corp.	2024 Annual Information Form

●	confidentiality of corporate information;
●	protection and proper use of corporate assets and opportunities;
●	compliance with applicable governmental laws, rules and regulations;
●	the prompt internal reporting of any violations of this Code of Conduct to an appropriate person; and
●	accountability for adherence to the Code of Conduct.

The Code of Conduct provides guidance on ethical and legal responsibilities and all Company personnel are expected to comply with the Code of Conduct.

Anti-Bribery and Anti-Corruption Policy

The Anti-Bribery and Anti-Corruption Policy is critical to maintaining the Company’s corporate reputation and protecting the interests of its shareholders, employees, customers, suppliers, business partners, stakeholders and communities. The objective of the Anti-Bribery and Anti-Corruption Policy is to provide guidance and procedures that enable the Company to conduct its business in an honest and ethical manner when dealing with public officials and all other parties, and in compliance with all applicable laws and regulations pertaining to bribery and corruption. All directors, officers, employees and key consultants annually acknowledge MAG’s Anti-Corruption and Anti-Bribery Policy by signing a compliance certificate.

Whistleblower Protection Policy

The Company is committed to maintaining a system which allows it to receive, retain and address all complaints received relating to, among other things, accounting, internal accounting controls, auditing matters, violations of the Company’s Code of Conduct, violations of other internal policies and guidelines (including anti-bribery and anti-corruption) or violations of any applicable law or regulation. The Board has delegated to the Audit Committee the responsibility for establishing procedures for: (i) the confidential, anonymous submission by directors, officers, employees, consultants, contractors and other stakeholders of the Company of concerns regarding whistleblowing matters; and (ii the receipt, retention and treatment of complaints received by the Company regarding whistleblowing matters.

The Company has established an independent, third-party, whistleblower hotline through Integrity Counts, a Canadian provider of global ethics reporting services. Integrity Counts, as an independent and external administrator of this helpline, allows any employee, contractor or member of the public who becomes aware of a violation of the Company’s Code of Conduct, violations of other internal policies or guidelines or violations of any applicable law or regulations to anonymously report suspected violations. Submissions can be made in English, French or Spanish, twenty-four hours a day, seven days a week.

Enterprise Risk Management Framework

The Company is committed to improving its ability to create, enhance and protect enterprise value through the regular identification and management of risks in carrying on its business. The Company recognizes that risks represent both opportunities and threats, and therefore an effective, enterprise-wide risk management program is essential to enable the Company to pursue its strategic objectives and realize operational goals within an acceptable range of associated risk.

The ERAC, which is comprised of five members of the MAG management team, oversees the processes that are in place for identifying significant risks to the achievement of the Company’s objectives, and confirms that procedures are established to mitigate the impact of significant risks in the best interests of the Company’s stakeholders and in accordance with the risk appetite of the Company. The ERAC reports on the principal risks and mitigation strategies to the Audit Committee, the HSEC Committee and the Technical Committee on a quarterly basis, and to the Board at least annually, or more frequently as required.

MAG Silver Corp.	2024 Annual Information Form

All employees, directors, consultants and contractors providing services to MAG’s majority owned and/or operated exploration projects and operations are responsible for incorporating the Company’s Enterprise Risk Management Policy and practices into planning and business decisions to support the achievement of the objectives stated therein.

The Company will provide appropriate resources to establish a culture where an enterprise-wide risk management program is:

●	Systematic, structured and integral to all of the Company’s organizational processes, including strategic planning and decision making.
●

Transparent and inclusive, engaging employees broadly to identify, assess and address risk considerations so that the Company’s business culture supports value creation where appropriate risk/reward trade-offs are consistently made.

●	Aligned with the Company’s strategic planning, budgeting and other business cycles, and executed in a timely manner.
●	Iterative and based on best available information, which is updated and reassessed as circumstances warrant.
●	Influenced by human behaviour and cultural considerations, which are considered in all aspects of risk management.
●	committed to the regular and reasonable use of appropriate human rights due diligence assessments to determine actual and potential human rights impacts of the Company’s activities;
●	inclusive of sustainability matters and environmental, ESG considerations in the risk assessment process;
●	inclusive of cybersecurity and AI considerations in the related risks assessment process; and
●	Adaptive to the Company’s business needs and reviewed at least annually, and at any time there is significant change in the business or the environment in which the Company operates.

In addition, the Company has an established Corporate Crisis Management Team and Crisis Management and Communication Plan that provides guidelines for the successful and professional management and communication of business interruption events affecting MAG’s operations, reputation, employees and their families, contractors, neighbouring communities and the surrounding environment.

CARRYING ON BUSINESS IN MEXICO

The Company’s primary property interest is located in Mexico. A summary of the regulatory regime material to the business and affairs of the Company is provided below.

Mining Regulations

The exploration and exploitation of minerals in Mexico may be carried out by Mexican citizens or Mexican companies incorporated under Mexican law by means of obtaining concessions (covering exploration and exploitation). Due to the amendments to the Mexican Federal Mining Law (the “Federal Mining Law”) as of April 8, 2023, concessions are currently granted by the Mexican federal government for a period of thirty years from the date of their recording in the Public Registry of Mining. However, the period granted to those concessions issued before such amendment will continue to have their original term (i.e., 50 years). Likewise, the holders of mining concessions are authorized to carry out not only exploration work, but also exploitation works.

Holders of concessions may, within two years and until one year prior to the expiration of such concessions, apply for their renewal for a term of twenty-five years. Failure to apply prior to the expiration of the term of the concession will result in termination of the concession. Concessions are subject to annual work requirements and payment of mining duties which are assessed and levied on a semi-annual basis. Such concessions may be transferred or assigned by their holders, but such transfers or assignments must comply with the requirements established by the Federal Mining Law and be registered before the Public Registry of Mining in order to be valid against third parties. Such record has to be requested within the fifteen business days following the execution or notarization of the corresponding assignment of rights agreement.

MAG Silver Corp.	2024 Annual Information Form

Although the Ley de Inversión Extranjera (the Law of Foreign Investment) provides that mineral concessions may also be obtained by foreign citizens or foreign corporations, the Mexican Federal Mining Law provides that such concessions may only be granted to Mexican citizens or Mexican corporations. Thus, foreign citizens or corporations may only obtain mineral concessions through the establishment of a subsidiary in Mexico. Foreign investment in Mexican companies must comply with certain requirements set forth in the Law of Foreign Investment.

The Federal Mining Law does not require payment of finder’s fees or royalties to the Government, except for: (i) a mining royalty fee of 8.5% and a 1% extraordinary governmental fee on precious metals (see “Mining Fees” below); and (ii) a discovery premium or economic consideration in connection with claims or allotments contracted directly from the Mexican Geological Service that have been awarded pursuant to a public bid process. Holders of mining concessions are also required to pay mining concession fees which are assessed and levied on a semi-annual basis and charged at a per hectare rate that increase over time the longer the concessions are held.

On March 28, 2023, a legislative initiative aimed at amending multiple legal codes, including the Federal Mining Law, was presented to the Mexican Congress by the President of Mexico. The amendments pertain to, among other matters, granting of future mining permits and transfer of permits, shortening concession life, granting of future water permits, granting of exploration permits on behalf of exploration companies to the Mexican Geological Services, mine reclamation, profit-sharing requirements to distribute at least 7% of profits to local indigenous communities and management of mine waste. This initiative underwent a series of reviews and modifications, culminating in preliminary approval by the lower house of Congress, the Chamber of Deputies, on April 20, 2023. On April 29, 2023, the Mexican Senate approved the legislation. The amendments were approved by Mexico’s Federal Executive Branch and published in the Official Gazette of the Mexican Federation on May 8, 2023 bringing the amendments into law on May 9, 2023. The Company is conducting a thorough review and evaluation of potential implications specifically concerning its 44% interest in Juanicipio, including the treatment of concessions issued under previous legislation. Numerous legal challenges to the legality and constitutionality of several aspects of these changes have been filed with various Mexican courts and are pending adjudication. For further information, see “Risk Factors – Risks Related to the Regulatory Environment – Amendments to the Mexican Federal Mining Law.”

Foreign Investment Regulation

Foreign investment regulation in Mexico is primarily governed by the Law of Foreign Investment and its regulations. Foreign investment of up to 100% in Mexican mining companies is permitted. Companies with foreign investment in their capital stock must be registered with the National Registry of Foreign Investment which is maintained by the Ministry of Economy, and file certain reports and notices, including in certain circumstances, and under criterion determined by the Law of Foreign Investment, an annual report with respect to the operations carried out during the preceding fiscal year and/or quarterly reports with respect to the operations carried out during the preceding calendar quarter, which are necessary in order to renew their certificate of record with such registry.

Environmental Regulations

Mexico has federal, state and municipal laws and regulations, as well as international agreements related to the protection of the environment and natural resources (the “Environmental Laws”), including laws and regulations concerning water pollution, air pollution, noise pollution, hazardous substances and forest protection. The main federal Environmental Law in Mexico is the Ley General del Equilibrio Ecológico y la Protección al Ambiente (the General Law of Ecological Balance and Environmental Protection or the General Law), pursuant to which general environmental rules and policies have been promulgated addressing air pollution, hazardous substances and environmental impact among various others.

Another federal law particularly relevant for the mining sector is the Ley General para la Gestión Integral de los Residuos (the General Law for Integrated Waste Management) and its regulations the Reglamento de la Ley General para la Prevención y Gestión Integral de los Residuos (the Regulations to the General Law for Integrated Waste Prevention and Management), which regulate the generation, handling, transportation, storage and final disposal of hazardous waste, as well as the import and export of hazardous materials and hazardous wastes, and assign liability for ownership and possession of contaminated sites and for contaminating activities. The Ley General de Desarrollo Forestal Sustentable (the General Law of Sustainable Forestry Development) and its regulations are also relevant, as they address reforestation obligations and compensation measures on projects which may have a deforestation impact, which may include mining projects.

MAG Silver Corp.	2024 Annual Information Form

On June 7, 2013, the Ley Federal de Responsabilidad Ambiental (the Federal Law of Environmental Liability) was enacted, under which any person or entity that directly or indirectly (for action or omission) causes damage to the environment, will be held liable and obliged to: (i) repair the damage, or in the event that such repair is not possible; and (ii) pay compensatory damages, subject to a corresponding judicial, administrative or criminal proceeding.

Applicable Environmental Laws contemplate the creation and regulation of Areas Naturales Protegidas (Natural Protected Areas), which along with Programas de Ordenamiento Ecológico (Ecological Ordinance Programs), constitute two of the main instruments that will regulate the use of land in the areas within their jurisdiction, including restrictions on certain activities and sectors, such as the mining sector.

In addition, there are a series of “Mexican Official Norms” which are technical standards issued by competent regulatory authorities, pursuant to the Ley General de Metrología y Normalización (the General Law of Metrology and Standardization) and to other laws that include the aforementioned Environmental Laws, which establish standards relating to air emissions, waste water discharges, the generation, handling and disposal of hazardous wastes (including specific Mexican Official Norms for the handling of mining tailings, which are considered mining hazardous wastes) and noise control, among others. There are Mexican Official Norms regarding soil contamination (mainly with total petroleum hydrocarbons and heavy metals) and waste management (the “Ecological Standards”). Of particular importance to the mining sector are Mexican Official Norms NOM-120-SEMARNAT-2011 regulating environmental protection of mining activities in certain zones, and NOM-141-SEMARNAT-2003 which addresses certain aspects of tailings from mining activities, among other Ecological Standards applicable to mining activities.

The Secretaría de Medio Ambiente y Recursos Naturales (the Ministry of the Environment and Natural Resources or SEMARNAT, for its initials in Spanish) is the federal agency in charge of establishing and overseeing environmental regulation at the federal level, including the General Law and federal statutes and the Environmental Laws, as well as the Ecological Standards. On enforcement matters the SEMARNAT acts mainly through the Procuraduría Federal de Protección al Ambiente (the Federal Bureau of Environmental Protection or PROFEPA, for its initials in Spanish) and in certain cases through other governmental entities under its control, such as the Comisión Nacional del Agua (the National Water Commission).

Environmental Laws also regulate environmental protection in the mining industry in Mexico. In order to comply with these laws, a series of permits, licenses and authorizations must be obtained by a concession holder during the exploration and exploitation stages of a mining project. Generally, these permits and authorizations are issued on a timely basis after the completion of an application and the fulfillment of the necessary requirements by a concession holder. Additionally, periodic reporting of hazardous wastes and federal air emissions and federal wastewater discharges to Federal authorities is required under the Environmental Laws. To the best of the Company’s knowledge, all of the Company’s property interests are currently in compliance with the applicable Environmental Laws.

The possible impact on the Company’s operations from noncompliance or delays in required environmental approvals are discussed below in “Risk Factors”, specifically “Environmental regulations are becoming more onerous to comply with, and the cost of compliance with environmental regulations and changes in such regulations may reduce the profitability of the Company’s operations and the Juanicipio Entities’ operations.”

There are also legal and environmental obligations required to restore a mining operation to certain local standards upon closing the Company’s mining operations. The required restoration activities include demobilization and removal of structures, mine rehabilitation, plant dismantling, as well as sanitation and reforestation of affected areas. The obligation generally arises when the mine is developed, and the environment is altered at the place of production. The Company records and accrues closure cost estimates on its property interests.

MAG Silver Corp.	2024 Annual Information Form

Indigenous Communities

In the case of a mineral claim located within a land where an Indigenous or Afro-Mexican town or community is located, before issuing the corresponding mining concession title, the Ministry of Economy first needs to obtain the consent from such town or community approving the development of a mine.

In addition, the applicant must carry out a social impact assessment and obtain the authorization for the environmental impact statement, as well as to carry out the prevention, mitigation and indemnification measures.

Currency

The official monetary unit of Mexico is the Mexican peso. The currency exchange rate freely floats and the country has no currency exchange restrictions. Nevertheless, following the significant devaluation of the Mexican peso in December 1994, uncertainties continue with respect to the financial situation of Mexico and the volatility of the Mexican peso. See “Risk Factors” below, specifically those risk factors dealing with currency fluctuation and inflation.

The following table presents a five-year history of the average annual exchange rates to convert one United States dollar into Mexican pesos, calculated by using the average of the exchange rates on the last day of each month during the given year.

YEAR	AVERAGE EXCHANGE RATE (MEXICAN PESO/US$)
2024	18.3250
2023	17.7620
2022	20.1136
2021	20.2824
2020	21.4935

Value Added Tax (“VAT”) also known as “IVA” (Mexico)

In Mexico, VAT is charged on the sale of goods, rendering of services, lease of goods and importation of the majority of goods and services at a rate of 16%. Proprietors selling goods or services must collect VAT on behalf of the Mexican Government. Goods or services purchased incur a credit for VAT paid. The resulting net VAT is then remitted to, or collected from, the Government of Mexico through a formalized filing process.

Lagartos has traditionally held a VAT receivable balance due to the expenditures it incurs whereby VAT is paid to the vendor or service provider. Collections of these receivables from the Government of Mexico often take months and sometimes years to recover, but Lagartos has to date been able to recover all of its VAT paid. The Juanicipio Entities also hold VAT receivable balance, and the collections of these receivables, if not recovered on a timely basis, can be credited against VAT payable.

Income Tax Regime (Mexico)

The corporate tax rate in Mexico is 30%.

Dividends (Mexico)

Dividends paid from accumulated previously taxed earnings by Mexican companies to foreign residents of Mexico are subject to withholding tax at the 10% rate. However, dividends in excess of previously taxed earnings are subject to the corporate tax rate on a grossed-up basis at the distributing company level. The effective rate after gross-up is 42.86%. For this purpose, Mexican businesses must maintain a previously taxed earnings account (Cuenta de Utilidad Fiscal Neta, or CUFIN).

Under existing Canada-Mexico tax treaties, this dividend withholding tax rate is reduced to 5%.

MAG Silver Corp.	2024 Annual Information Form

Profit Sharing (Mexico)

Mexican companies are required to distribute to its employees 10% of the company’s adjusted taxable income of the business (known as PTU). The PTU base is similar to taxable income for income tax purposes with certain exceptions, including no carry forwards of net operating losses. All employees have a right to receive the PTU, with the exception of managing directors and board members. The PTU was subject to review along with the amendments to the Federal labour law on outsourcing (see “Amendments to the Federal labour law on labour subcontracting (or ”outsourcing“)” under the “Risk Factors” heading below) and now is capped at either three months’ salary or the average of the distribution of profits made to the employee in the past three years, whichever is more favourable to the employee.

Tax Losses (Mexico)

Net operating losses (“NOLs”) may be carried forward for 10 years; however, no carryback is allowed. The amount of NOLs that may be used in a particular tax year is adjusted for inflation for the period from the first month of the second half of the tax year when the loss was incurred until the last month of the first half of the tax year when the NOL is used.

Mining Fees (Mexico)

The Mexican legislation includes several mining fees, which were recently modified by amendments to the Federal Governmental Duties Law published on the Mexican Official Gazette of the Federation on December 19, 2024, effective January 1, 2025. The fees are as follows:

●	Mining royalty fee of 8.5% on income before tax, depreciation and interest;
●	an extraordinary governmental fee on precious metals, including gold and silver, of 1% of gross revenues;
●	Mining fee for each hectare of concession land that varies according to the year of the concession.

Mining concession holders that fail to develop mining works in accordance with the Federal Mining Law, during a consecutive two-year period within the first eleven years of the term of the concession, will pay on a semi-annual basis an additional mining fee equivalent to 50% to the maximum current mining duty. If the failure to carry out works remains unchanged, starting on the twelfth year, the additional fee will be doubled.

Tax Law for the State of Zacatecas

The Government of the State of Zacatecas published the Ley de Hacienda del Estado de Zacatecas (the Tax Law for the State of Zacatecas), which came into effect on January 1, 2017 and imposes environmental taxes on activities, such as: (i) extraction of materials other than those regulated by the Federal Mining Law; (ii) emissions to the atmosphere; (iii) discharges of industrial waste into the soil and water; and (iv) deposit of industrial waste.

The Juanicipio Entities’ operations are in the State of Zacatecas, and this tax law applies to the Juanicipio Mine. Minera Juanicipio challenged the legality of such taxes and in 2017 obtained an injunctive relief from a federal court, but the State of Zacatecas appealed this decision. In 2019, the Supreme Court of Justice of the Nation issued a final ruling on the matter with respect to Minera Juanicipio, in which the Court determined that:

●	Two of the taxes are unconstitutional: (a) tax on extractive activities; and (b) tax on the deposit of industrial waste.
●	The other two taxes were declared constitutional: (a) emissions to the atmosphere; and (b) discharge of industrial residues into the soil and water.

The annual cost to Minera Juanicipio of complying with the two taxes is not considered significant at this time and management’s assessment is that it will not have an impact on the viability of Juanicipio.

MAG Silver Corp.	2024 Annual Information Form

RISK FACTORS

Investing in the Company’s securities involves a high degree of risk. In addition to the other information included or incorporated by reference in this AIF, investors should carefully consider the risks described below before purchasing the Company’s securities. If any of the following risks actually occur, the Company’s business, financial condition, financial performance and prospects could materially suffer. As a result, the trading price of the Company’s securities, including the Common Shares, could decline and investors might lose all or part of their investment. The risks set out below are not the only risks the Company faces; risks and uncertainties not currently known to the Company or that are currently deemed to be immaterial may also materially and adversely affect the Company’s business, financial condition, financial performance and prospects. Investors should also refer to and carefully consider the information disclosed in the Company’s Canadian and U.S. regulatory filings available on SEDAR+ at www.sedarplus.ca and the SEC website at www.sec.gov, as such information may be modified herein, prior to making an investment in the Company.

Risks Relating to the Company’s Business Operations

Estimates of Mineral Resources and Mineral Reserves are based on interpretation and assumptions and are inherently imprecise.

The Mineral Resource and Mineral Reserve figures referred to in the 2024 Technical Report, this AIF and the documents incorporated herein by reference have been determined and valued based on assumed future prices, cut-off grades and operating costs. However, until mineral deposits are actually mined and processed, any Mineral Resources and Mineral Reserves must be considered estimates only. Any such estimates are expressions of judgment based on knowledge, mining experience, analysis of drilling results and industry practices. Estimates can be imprecise and depend upon geological interpretation and statistical inferences drawn from drilling and sampling analysis, which may prove to be unreliable. In addition, the grade and/or quantity of precious metals ultimately recovered may differ from that indicated by drilling results. Further, estimates of Mineral Reserves may not be able to be mined or processed profitably.

There can be no assurance that precious and base metals recovered in small-scale tests will be duplicated in large-scale tests under on-site conditions or in production scale. The grades of the reported Mineral Resource estimates are uncertain in nature and it is uncertain whether further technical studies will result in an upgrade to them. Further drilling on the deeper mineralized zones is required to complement the current metallurgical test work and add confidence in the continuity of mineralized zones in comparison to the current block model. Any material change in the quantity of mineralization, grade or mineralization to waste ratio or extended declines in market prices for silver and to a lesser extent prices for gold, zinc, and lead, may render portions of the Company’s mineralization uneconomic and result in reduced reported mineralization. Any material reductions in estimates of mineralization, or of the Company’s ability to extract this mineralization, could have a material adverse effect on the Company’s results of operations or financial condition.

There is no guarantee that licenses and permits required by the Company or Minera Juanicipio to conduct business will be obtained, which may result in an impairment or loss in the Company’s mineral properties.

The Company’s and Minera Juanicipio’s current and anticipated future operations, including further exploration, development and production activities on the Company’s properties, require permits from various national, state/provincial and local governmental authorities. The Company and Minera Juanicipio may not be able to obtain all necessary licenses and permits that may be required to carry out exploration, development and mining operations at their projects. In addition, the grant of required licenses and permits may be delayed for reasons outside the Company’s and Minera Juanicipio’s control. Failure to obtain such licenses and permits on a timely basis, or failure to comply with the terms of any such licenses and permits that the Company and Minera Juanicipio do obtain, may adversely affect their respective business as the Company and Minera Juanicipio would be unable to legally conduct their intended exploration, development, production of a commercially viable material, or mining work, which may result in increased costs, delay in activities or the Company or Minera Juanicipio losing its interest in its mineral properties.

MAG Silver Corp.	2024 Annual Information Form

Rights to use the surface of the Company’s mineral properties are not guaranteed.

The mineral properties in which the Company has an interest are generally located in remote and relatively uninhabited areas. Some properties, like Juanicipio, are near towns and other habitations, but there are currently no areas of interest to the Company within its mineral concessions that are overlain by significant habitation or industrial users. However, there are potential overlapping surface usage issues in some areas. Some surface rights are owned by local communities or “Ejidos” and some surface rights are owned by private ranching or residential interests. The Company will be required to negotiate the acquisition of surface rights in those areas where it may wish to develop mining operations. In some areas the Company has been required or is in the process of negotiating compensation for surface rights holders in order to secure right of access. In some areas, surface right compensation has been negotiated and is awaiting formal government approval. The Company’s interest in a property or project could be adversely affected by an inability to obtain surface access permissions, or by challenges, regardless of merit, to existing surface access agreements.

There has been a trend in Mexico of increasing Ejido challenges to existing surface right usage agreements. The Company has already been impacted by this trend at its Cinco de Mayo project. Any further challenges to the access or exploration of any of the properties in which the Company has an interest may have a negative impact on the Company, as the Company may incur delays and expenses in defending such challenge and, if the challenge is successful, the Company’s interest in a property could be materially adversely affected.

At the Larder Project in Ontario, the Company has an exploration agreement in place with two local First Nations.

Most exploration projects do not result in commercially mineable deposits.

Exploration for minerals and development of mining projects is a highly speculative venture necessarily involving substantial risk. The expenditures made by the Company on exploration and development described herein may not result in discoveries of commercial quantities of minerals.

The commercial viability of a mineral deposit is dependent upon a number of factors which are beyond the Company’s control, including but not limited to the attributes of the deposit, commodity prices, government policies and regulation and environmental protection. Fluctuations in the market prices of minerals may render resources and deposits containing relatively lower grades of mineralization uneconomic. Further exploration or delineation will be required before a final evaluation as to the economic and legal feasibility of any of the Company’s properties is determined. Even if the Company completes its exploration programs and is successful in identifying additional mineral deposits, it will have to spend substantial funds on further drilling and engineering studies before it will know if it has a commercially viable mineral deposit. Most exploration projects do not result in the discovery of commercially mineable mineral deposits.

Estimates of Mineral Reserves and Mineral Resources, mineral deposits and production costs can be affected by such factors as environmental permit regulations and requirements, Indigenous communities’ rights, weather, environmental factors, unforeseen technical difficulties, unusual or unexpected geological formations and work interruptions. As a result, there is a risk such estimates are inaccurate. There can be no assurance that precious metals recovered in small-scale tests will be duplicated in large-scale tests under on-site conditions or in production scale. The probability of an individual prospect ever having Mineral Reserves is extremely remote. If a property does not contain any Mineral Reserves, any funds spent on exploration and development of that property will be lost. The failure of the Company to find additional economic mineral deposits on its exploration concessions will have a negative effect on the Company.

The material property in which the Company has an interest is located in Mexico.

The Company’s primary operations are currently conducted in a foreign jurisdiction, Mexico, and, as such, the Company’s operations are exposed to various levels of political, economic, social and other such risks and uncertainties. Risks and uncertainties include, but are not limited to, extreme fluctuations in currency exchange rates; high rates of inflation; labour unrest; the risks of war or civil unrest; expropriation and nationalization; renegotiation or nullification of existing concessions, licenses, permits and contracts; illegal mining; changes in taxation policies; prohibitions or restrictions for carrying out mining activities due to legal actions by Indigenous communities; restrictions on foreign exchange and repatriation; and changing political conditions, currency controls and governmental regulations that favour or require the awarding of contracts to local contractors or require foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction. In addition, there have recently been reports of increased domestic and international political unrest, police and military enforcement action against drug cartels and a corresponding increase in violent crime in Mexico.

MAG Silver Corp.	2024 Annual Information Form

Criminal activities, or the perception that criminal activities are likely, may disrupt operations, hamper the ability to hire and keep qualified personnel and impair access to sources of capital. Risks associated with conducting business in the region include risks related to personnel safety and asset security. Risks may include, but are not limited to, kidnappings of employees and contractors, exposure of employees and contractors to local crime related activity and disturbances, exposure of employees and contractors to drug trade activity, and damage or theft including future precious metal shipments, if any. These risks could result in serious adverse consequences including personal injuries or death, property damage or theft, limiting or disrupting operations, restricting the movement of funds, impairing contractual rights and causing the Company to shut down operations, all of which may expose the Company to costs as well as potential liability. Such events could have a material adverse effect on the Company’s cash flows, earnings, results of operations and financial condition and make it more difficult for the Company to obtain required financing. Although the Company is developing procedures regarding these risks, due to the unpredictable nature of criminal activities, there is no assurance that the Company’s efforts will effectively mitigate risks and safeguard personnel and Company property.

Mexico is currently subject to political instability, changes and uncertainties, which may cause changes to existing governmental regulations affecting mineral exploration and mining activities. Mexico’s status as a developing country may make it more difficult for the Company to obtain any required financing for its projects. Any changes in governmental laws, regulations, economic conditions or shifts in political attitudes or stability in Mexico are beyond the control of the Company, and may adversely affect the Company’s business, including its interest in Juanicipio.

Economic and political instability may affect the Company’s business.

The volatile global economic environment has created market uncertainty and volatility in recent years. Recent negative market trends and periods of instability in the market for metal commodities and related products as a result of global economic uncertainty, reduced confidence in financial markets and other macro-economic events that have been experienced in recent years, such as shifts in monetary policy in response to COVID-19, supply chain disruptions and/or heightened rates of inflation. These macro-economic events negatively affected the mining and minerals sectors in general, and the Company’s market capitalization has been significantly reduced in periods of market instabilities. Many industries, including the mining industry, are impacted by these market and economic conditions. Global financial conditions remain subject to sudden and rapid destabilizations in response to economic shocks.

A slowdown in the financial markets or other economic conditions, including but not limited to consumer spending, employment rates, business conditions, rates of inflation, fuel and energy costs, consumer debt levels, lack of available credit, cost of available credit, the state of the financial markets, interest rates and tax rates, may adversely affect the Company’s growth and profitability. Future economic shocks may be precipitated by a number of causes, including political conflict and unrest, world health pandemics, a significant rise or significant decrease in the price of oil and other commodities, supply chain disruptions, increases in inflation rates, the volatility of metal prices, geopolitical instability, terrorism, the devaluation and volatility of global stock markets and natural disasters. Any sudden or rapid destabilization of global economic conditions could impact the Company’s ability to obtain equity or debt financing in the future on terms favorable to the Company or at all. In such an event, the Company’s operations and financial condition could be adversely impacted.

There are no assurances with respect to the relative strength and stability of future metal markets. The Company’s liquidity and long-term ability to raise the capital required to execute its business plans may be affected by market volatilities.

The Company’s future profitability and the viability of development depends in part upon the world market price of silver, and to a lesser extent other metals including gold, lead, zinc and copper. Prices fluctuate widely and are affected by numerous factors beyond the Company’s control. The price of silver is influenced by factors including industrial and retail supply and demand, exchange rates, inflation rates, changes in global economies, confidence in the global monetary system, forward sales of silver and other metals by producers’ market activities, and speculators, as well as other global or regional political, social or economic events. The supply of silver and other metals consists of a combination of new mine production and existing stocks held by governments, producers, speculators and consumers, which could increase due to improved mining and production methods.

MAG Silver Corp.	2024 Annual Information Form

Prices and availability of commodities consumed or used in connection with exploration, development and mining, such as natural gas, diesel, oil and electricity, fluctuate and are subject to potential inflationary pressures, and these fluctuations affect the costs of production at various operations. These fluctuations can be unpredictable, can occur over short periods of time and may have a material adverse impact on the Company’s operating costs or the timing and costs of various projects.

The Company assesses on a quarterly basis the carrying values of its mineral properties. Should market conditions and commodity prices worsen and persist in a worsened state for a prolonged period of time, an impairment of the Company’s mineral properties may be required.

Community relations may affect the Company’s business, including its interest in Juanicipio.

Maintaining a positive relationship with the communities in which the Company operates, including with respect to Juanicipio, is critical to continuing successful exploration, development and mining operations. As Fresnillo is the operator of Juanicipio, the community relations maintained with respect to that project lie outside the direct control of the Company. Community support for operations is a key component of a successful exploration, development and operation of a mine or exploration/development project. As a business in the mining industry, the Company may come under pressure in the jurisdictions in which it explores, develops and operates, to demonstrate that other stakeholders benefit and will continue to benefit from the Company’s commercial activities. The Company may face opposition with respect to the Company’s current and future development, exploration projects and mining operations which could materially adversely affect the Company’s business, results of operations, financial condition and share price.

The Company’s activities may be impacted by a global pandemic or severe disease outbreak.

A pandemic, similar to the COVID-19, or any future emergence and spread of similar pathogens could have an adverse impact on global economic conditions (including monetary policy and inflation) which may adversely impact the Company’s operations and the operations of the Company’s suppliers, contractors and service providers, and may negatively impact future financial periods in the event of prolonged disruptions associated with the pandemic. A sustained slowdown in global growth or demand, or a significant slowdown, could have an adverse effect on the price and/or demand for the Company’s products. A global pandemic and the efforts to contain it, including any future restrictions on travel or other advisories issued, may have a significant effect on metal prices and demand, and potentially broader impacts on the global economy.

The economic impact of a pandemic may cause reduced customer demand, supply chain disruptions and increased government regulations, all of which may negatively impact the Company’s business and financial condition.

In addition, any future emergence and spread of novel pathogens, could have a material adverse impact on global economic conditions, which may adversely impact: the market price of the Common Shares, the Company’s operations, its ability to raise debt or equity financing for the purposes of mineral exploration and development, delay of certain infrastructure contracts, and the operations of the Company’s suppliers, contractors and service providers.

Emerging climate change regulations could result in significant costs and climate change may result in physical risks to a mining company’s operations.

Governments are moving to introduce climate change legislation and treaties at the international, national, state/provincial and local levels. Regulations relating to greenhouse gas emission levels (such as carbon taxes) and energy efficiency are becoming more stringent. If the current regulatory trend continues, and the increased transitional risks evolve as society and industry work to reduce their reliance on carbon, the operating costs could increase at the Company’s operations. In addition, the physical risks of climate change may also have an adverse effect on the Company’s operations. These physical risks include changes in rainfall rates, rising sea levels, reduced water availability, higher temperatures, increased snowpack and extreme weather events. Such events could materially disrupt the Company’s operations if they affect the Juanicipio site, impact local infrastructure or threaten the health and safety of the Company’s or Fresnillo’s employees and contractors, and there can be no assurances that the Company or Fresnillo as operator of Juanicipio will be able to predict, respond to, measure, monitor or manage the physical risks posed as a result of climate change factors. Climate-related risks could also result in shifts in demand for certain commodities, including precious metals. The Company’s own operations are exposed to climate-related risks as a result of geographical location. The Company has sought to reduce its environmental footprint and located its operations in appropriate facilities; however, the Company’s operations may be adversely affected by climate change factors. Therefore, such an event could result in material economic harm to the Company.

MAG Silver Corp.	2024 Annual Information Form

The Company acknowledges international and community concerns around climate change. The Company supports initiatives consistent with international initiatives on climate change. However, the increased government regulation may result in increased costs at some of its mining operations if the current regulatory trend continues.

The occurrence of any climate change violation or enforcement action may have an adverse impact on the Company’s operations, the Company’s reputation and could adversely affect the Company’s results of operations. Environmental hazards magnified by third parties may exist on a property in which the owners or operators are not aware and which could impair commercial success, levels of production and continued feasibility of mining operations on these properties.

Risks Relating to Financing the Company’s Business Operations

Adequate funding may not be available, resulting in the possible loss or dilution of the Company’s interests in its properties.

Sufficient funding may not be available to the Company for further exploration, development and operation of its property interests. Failure to obtain such additional financing could result in delay or indefinite postponement of further exploration, development and operation of the Company’s properties. If the Company becomes unable to meet its share of costs incurred under agreements to which it is a party, the Company may have its property interests subject to such agreements reduced as a result or even face termination of such agreements. In the case of Juanicipio, all costs relating to the project are required to be shared by the Company and Fresnillo pro-rata based on their ownership interests in the Juanicipio Entities, and if either party does not fund pro-rata, their ownership interest will be diluted in accordance with the Shareholders’ Agreement.

The Company has an option to earn-in to the Deer Trail Project, and also has options to acquire interests in other mineral property claims. In order to obtain ownership of such mineral claims, it must make payments to the current owners and incur certain exploration expenditures on those properties. The requisite aggregate exploration expenditures have been spent by MAG as at the end of December 2024.

The Company may not have sufficient funds to: (a) fund its proportionate share of the Juanicipio Entities required capital contributions; (b) fund the royalty payments under the option agreement governing the Company’s option to consolidate and acquire 100% of the Deer Trail Project and surrounding Alunite Ridge area in Piute County, Utah; (c) make the minimum expenditures to maintain its properties, including the Larder Project in good standing under applicable laws; (d) make the corresponding payments of semi-annual governmental (mining) duties to maintain its properties in good standing under applicable law; and (e) make the minimum expenditures to earn its interest in such properties. In such event, in respect of any of the properties, the Company may dilute its interest in such property interest, seek to enter into a partnership or joint venture, sell the subject property or elect to terminate its option.

The Company may require new capital to continue to operate its business and to continue with exploration, development and operation of its properties, and additional capital may not be available when needed, if at all.

MAG Silver Corp.	2024 Annual Information Form

Substantial expenditures are required for commercial operations and if financing for such expenditures is not available on acceptable terms, the Company may not be able to justify commercial operations.

Substantial expenditures are required to establish and process Mineral Reserves through drilling, to develop processes to extract the Mineral Resources and, in the case of new properties, to develop the mining and processing facilities and infrastructure at any site chosen for extraction. Although substantial benefits may be derived from the discovery of a major deposit, Mineral Resources may not be discovered in sufficient quantities to justify continued commercial operations, or the funds required for development may not be obtained at all or on terms acceptable to the Company.

The Company’s expenditures are currently funded from its cash balances, which are the proceeds of loan repayments from Juanicipio as well as previous equity financings. The Company may require additional capital in the future from either equity or debt offerings to meet its project-related expenditures, as it is possible that the Company will not generate sufficient cash flow to meet all of its future expenditure requirements.

The Company’s future liquidity may depend upon its ability to repatriate cash from Juanicipio or arrange significant additional debt or equity financing.

The Company’s future liquidity may depend upon the ability of the Company to obtain the necessary financing to complete the development of its interests and achieve profitable production or, alternatively, upon the Company’s ability to dispose of its interests on a profitable basis. Given the Company incurred losses from inception to 2020, and does not have any operating cash flow within its control, there can be no assurance that positive cash flows generated by Juanicipio will be distributed to the Company, additional capital or financing will be available if needed, or that, if available, the terms of such financings will be acceptable to the Company. If the Company raises additional funds through the sale of equity securities or securities convertible into equity securities, shareholders may have their equity interest in the Company diluted.

The Company has a history of losses and values attributed to the Company’s assets may not be realizable.

The Company has a history of losses and, prior to 2020, no income from its investment in Juanicipio. The revenues generated at Juanicipio in 2020-2024 from processing mineralized development material through the Fresnillo processing plants, and in 2023 and 2024 from the commercial production of mineralized development material at the Juanicipio plant, net of processing and treatment charges, were being used by the Juanicipio Entities to offset initial project capital and working capital cash requirements.

Prior to 2020, the Company had no proven history of performance, earnings or success. The amounts attributed to the Company’s exploration concessions in its financial statements represent acquisition, exploration and development costs and should not be taken to represent realizable value with certainty. The Company anticipates continued losses until a project enters commercial production on a profitable basis. If the Company is unable to generate revenues with respect to its properties on a consistent basis, the Company will not be able to earn profits which would adversely affect its business and prospects.

The Company has historically had negative cash flows.

The Company has experienced net losses in the past and may incur similar losses in the future until and unless it can derive sufficient cash flows from its investments in mineral projects. Future negative cash flows could have an adverse effect on the market price of the Common Shares.

MAG Silver Corp.	2024 Annual Information Form

The Company faces risks related to the Facility

The Facility includes certain customary restrictive covenants. The Company does not currently anticipate any significant risk in complying with the financial ratios or financial covenants contained in the Facility. However, if the current facts and circumstances faced by the Company were to change to unexpected operational issues or due to other factors beyond the Company’s control, such changes could result in the Company being subject to certain restrictions under, or being found in default of, the Facility. Future exploration work and development of the properties in which the Company has an interest may depend upon the Company’s ability to repatriate capital from its interest in the Juanicipio Mine, obtain financing through joint venturing of projects, raise additional debt or equity financing, maintain the Facility or raise financing through other means. Failure to gain access to such financing on a timely basis may have an adverse impact on the business of the Company.

Risks Relating to the Development and Operation of Juanicipio

The Company is subject to uncertainties and risks relating to the operation of the Juanicipio Mine.

The Company is subject to inherent uncertainties and risks related to the operation of the Juanicipio Mine, the principal of which include: problems with the processing plant; delays and cost overruns associated with contractors; delays and cost overruns associated with production timelines; budget overruns due to changes in costs of power, fuel, labour, materials and supplies; underground development; and potential opposition from non-governmental organizations, environmental groups or local groups which may delay or prevent activities.

Minera Juanicipio has prepared budgets for ore to be mined and processed and the related operating and sustaining capital expenditures for Juanicipio, but no assurance can be given that such budgeted material processed and costs will be achieved. Failure to achieve cost estimates or material increases in costs could have an adverse impact in future cash flows, profitability, results of operations and financial condition. It is common in new mining operations to experience such unexpected costs, problems and delays during start-up and operation. In addition, delays in mineral production often occur. Accordingly, the Company cannot provide assurance that its activities will result in profitable mining operations at the Juanicipio Mine.

The Company’s capital and operating costs, production schedules and economic returns are based on certain assumptions which may prove to be inaccurate.

The Company’s expected operating and capital costs, production estimates, anticipated economic returns and other projections, estimates and forecasts for its mineral properties that are included in this AIF and the documents incorporated by reference herein are based on assumed or estimated future metals prices, cut-off grades, operating costs, capital costs, rates of inflation, metallurgical recoveries, that the actual ore mined is amenable to mining or treatment, environmental considerations, labour volumes, permitting and other factors, any of which may prove to be inaccurate. The 2024 Technical Report includes estimates of future production, development plans, operating costs, capital costs and other economic and technical estimates for Juanicipio. These estimates are based on a variety of factors and assumptions and there is no assurance that such production plans, costs or other estimates will be achieved. Actual production, costs and financial returns may vary significantly from the estimates depending on a variety of factors, many of which are not within the Company’s control.

The Company’s operating and capital costs are affected by the cost of commodities and goods, such as explosives, fuel, electrical power and supplies.  Significant declines in market prices for gold, silver and other metals could have an adverse effect on the Company’s economic projections. Management of the Company assumes that the materials and supplies required for operations, development and commercial production will be available for purchase and that the Company will have access to the required amount of sufficiently skilled labour. As the Company relies on certain third-party suppliers and contractors, these factors can be outside its control and an increase in the costs (due to inflation, impacts of the Russia and Ukraine conflict, the Israel-Hamas conflict or otherwise) of, or a lack of availability (due to supply chain disruption or otherwise) of, commodities, goods and labour may have an adverse impact on the Company’s financial condition. The Company may experience difficulty in obtaining the necessary permits for its exploration, development or operational activities, if such permits are obtained at all, and may face penalties as a result of violations of permits or other environmental laws, which may cause delays and increases to projected budgets. Any of these discrepancies from the Company’s expected operating and capital costs, production schedules and economic returns could cause a material adverse effect on the Company’s business, financial condition and results of operations.

MAG Silver Corp.	2024 Annual Information Form

The Company has in the past, and may in the future, provide estimates and projections of its future production, costs and financial results. In addition, Fresnillo, as operator of Juanicipio, has in the past, and may in the future, provide estimates and projections of future production, costs and financial results expected from Juanicipio.

Juanicipio capital requirements contemplated in the 2024 Technical Report are subject to volatility and uncertainty.

The continued development and operation of Juanicipio will use significant amounts of commodities, consumables and other materials. Prices for steel, concrete, fuel and other materials, commodities and consumables required for mine development can be volatile and price changes can be substantial, occur over short periods of time and be affected by factors beyond control of the project operator. Higher costs for construction materials like steel and concrete, the impact of the Mexican peso exchange rate on various development inputs, or tighter supplies can affect the costs and timing of the project development.

The continued development of Juanicipio will also utilize significant amounts of large and small equipment that may be critical to the development and operation of the project. Repeated and/or unexpected equipment failures and/or unavailability of equipment could cause interruptions or delays in the development.

Further, there is no certainty that the estimates described in the 2024 Technical Report will be realized. Any changes in the mine plan, mine design and/or scope of operations from those envisioned in the 2024 Technical Report may have a significant adverse impact on capital costs than is currently expected.

Mineral projects, such as Juanicipio, are uncertain and it is possible that actual capital and operating costs and economic returns will differ significantly from those estimated for project production.

The operation of the mine at Juanicipio requires significant expenditures to achieve planned production targets. The economic feasibility of mineral projects is based on many factors, such as: estimation of Mineral Reserves, anticipated metallurgical recoveries, environmental considerations and permitting, future silver prices, and anticipated capital and operating costs of such projects.

Estimates of Mineral Resources, Mineral Reserves and anticipated cash operating costs are, to a large extent, based upon the interpretation of geologic data obtained from drill holes and other sampling techniques, and other factors. As a result, it is possible that actual capital, operating costs, production costs and economic returns will significantly differ from those currently estimated for Juanicipio.

Any of the following events, among others, could affect the profitability of Juanicipio: unanticipated changes in grades and tonnes of development and mineralized stope material to be mined and processed; unanticipated adverse geologic conditions; unanticipated adverse geotechnical conditions; unanticipated metallurgical recovery problems; incorrect data on which engineering assumptions are made; availability of labour; costs of processing and refining facilities; delays resulting from future pandemics similar to COVID-19; availability of economic sources of power; adequacy of water supply; adequate access to the site; unanticipated transportation costs; government regulations (including regulations with respect to the environment, prices, royalties, duties, taxes, permitting, restrictions on production, quotas on exportation of minerals); fluctuations in silver prices; and accidents, labour actions and force majeure events.

MAG Silver Corp.	2024 Annual Information Form

The Juanicipio Mine plan and design and the financial results may not be consistent with the 2024 Technical Report.

The 2024 Technical Report is based on both Mineral Resource and Mineral Reserve estimates and reflects a processing capacity of 4,000 tpd. However, Fresnillo may adopt alternate mine plans and other changes, and the scope of operations, if any, may differ materially from those presented in the 2024 Technical Report.

Further, there is no assurance that future required permits will be issued on a timely basis or at all. (See “There is no guarantee that licenses and permits required by the Company or the Juanicipio Entities to conduct business will be obtained, which may result in an impairment or loss in the Company’s mineral properties” above).

The 2024 Technical Report includes estimated Inferred Mineral Resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as Mineral Reserves and there is no certainty that the estimates described in the 2024 Technical Report will be realized. There is no guarantee that development and operation will be carried out in accordance with the 2024 Technical Report, and if carried out, that operating or financial results will be consistent with the 2024 Technical Report.

The continued operation of Juanicipio may be adversely impacted by a lack of access to a skilled workforce.

The continued development and operation of Juanicipio will depend on availability of a skilled workforce, including, but not limited to, mining and mineral, metallurgical and geological engineers, geologists, environmental and safety specialists, and mining operators to explore and develop the project. Inadequate access to an available skilled workforce (including as a result of a disease outbreak or worker restrictions similar to during the COVID-19 pandemic), could compromise many aspects of the operation’s feasibility, viability and profitability, including, but not limited to, the production schedules, capital and operating costs.

The Company’s operations are subject to labour risks.

Juanicipio is and will be dependent on its workforce, and that of its specialized contractors, to extract and process minerals, and is therefore sensitive to its ability to source skilled labour in country, to a labour disruption of the project’s operations or to changes to laws. Fresnillo, as operator of Juanicipio, endeavours to maintain good relations with its workforce and specialized contractors in order to minimize the possibility of strikes, lockouts and other stoppages at its work sites. Relations between the Juanicipio Entities and its employees and contractors may be impacted by changes in labour relations that may be introduced by, among other things, employee groups, unions and the relevant governmental authorities in Mexico. As the Juanicipio Entities’ operations depend upon the efforts of its employees and contractors, the operations would be adversely affected if it failed to maintain satisfactory labour relations. In addition, relations between the Company and its employees and contractors may be affected by changes in labour and employment laws. Changes in such legislation or in the relationship between Minera Juanicipio and its employees and contractors may have a material adverse effect on the Company’s business, results of operations, financial condition or prospects.

The continued operation of Juanicipio may be adversely impacted by lack of access and availability of infrastructure, power and water, and other matters.

The continued operation of Juanicipio will require access to and an ability to maintain adequate and reliable infrastructure, including roads, power sources and water systems. If the required infrastructure is not readily available, it may have to be built, and there is no assurance that it can be built in a timely manner or at all. There is no assurance that the Juanicipio Entities can access and maintain the infrastructure needed, or, where necessary, obtain rights of way, government authorizations and permits to construct, or upgrade the same at a reasonable cost, in a timely manner, or at all. Access to infrastructure may also be interrupted by natural causes, such as drought, floods, earthquakes and other weather phenomena, or man-made causes, such as blockades, sabotage, conflicts, government issues, political events, protests, rationing or competing uses, as well as global pandemics.

Inadequate, inconsistent or costly infrastructure could compromise many aspects of the project’s feasibility, viability and profitability, including, but not limited to the capital and operating costs.

MAG Silver Corp.	2024 Annual Information Form

Amendments to the Federal labour law on labour subcontracting (or “outsourcing”) may impact the Company’s operations.

Labour reform legislation on subcontracting and outsourcing in Mexico was published on April 23, 2021 (the “Reform”). The Reform amends several Mexican laws, including the Federal labour law, and seeks to, amongst other things, regulate outsourcing as follows: (i) to prohibit the use of subcontracting as it has historically been used in Mexico; and (ii) to allow an exception for specialized services under regulated circumstances. This Reform legislation came into effect on September 1, 2021.

The Reform changes are not expected to have a significant impact on the viability of Juanicipio. However, with various restrictions on hiring contractors, Fresnillo, as operator, internalized a portion of its workforce and now performs much of the development work directly rather than outsourcing it to contractors, and hence invest in equipment not previously planned to be utilized in underground operations.

Other general tax amendments are referred to under the risk factor titled “Mexican Foreign Investment and Income Tax Laws apply to the Company” below.

Juanicipio development decisions and production results may differ from those envisaged in the 2024 Technical Report.

The actual scope, operating results and production results of Juanicipio may differ from the scope, operation results and production results envisaged in the 2024 Technical Report. Mineral Resources that are not Mineral Reserves do not demonstrate economic viability and there is no certainty that Mineral Resources will ever become Mineral Reserves. There can be no certainty that the results in the 2024 Technical Report will be realized. Fresnillo is the project operator and the actual continued exploration, operation and production may be materially different than as contemplated in the 2024 Technical Report. As a result, there are additional risks as to the extent of capital and operating costs, mineral recovery and financial viability of the project.

The Company may encounter certain transportation and refining risks that could have a negative impact on its operations.

Mined materials and mineral concentrates containing combinations of metals that are produced at the Juanicipio Mine are transported to refiners and smelters. This type of process involves certain environmental and financial risks. The Company could be subject to potential significant increases in transportation charges and treatment and refining charges. Transportation of such materials and mineral concentrates is also subject to numerous risks including, but not limited to, delays in delivery of shipments, roadblocks, theft and other criminal activities, civil unrest, weather conditions and environmental liabilities in the event of an accident or spill. The Company could be subject to limited smelter availability and capacity and could also face the risk of a potential interruption of business from a third-party beyond the Company’s control, which in both cases could have a material adverse effect on the Company’s business, operations, financial performance and financial condition. There is no assurance that smelting, refining or transportation contracts for the Juanicipio Mine’s production will be entered into and/or renewed on acceptable terms or that the counterparties to such contracts will meet their respective obligations thereunder. If the Company is unable to effectively process and refine its materials and mineral concentrates on acceptable terms or if the counterparties to any smelting, refining and transportation contracts fail to meet their respective obligations thereunder, the Company’s business, operations, financial performance and financial condition could be materially adversely impacted.

MAG Silver Corp.	2024 Annual Information Form

Risks Relating to the Company’s Property Titles

The Company’s mineral properties are subject to title risk and any challenge to the title to any of such properties may have a negative impact on the Company.

The Company’s mineral property rights, including its indirect interest in Juanicipio, may be subject to prior unregistered agreements, transfers and claims, and title may be affected by, among other things, undetected defects. Title to, and the area of, the mineral interests held by the Company may be disputed. Other parties, including, without limitation, Indigenous communities, may dispute title or access to the properties in which the Company has an interest. The Company’s property interests may also be subject to prior unregistered agreements or transfers or land claims, and title may be affected by such undetected defects. Any challenge to the title or access to any of the properties in which the Company has an interest may have a negative impact on the Company as the Company will incur delay and expenses in defending such challenge and, if the challenge is successful, the Company may lose any interest it may have in the subject property.

Certain of the Company’s mineral properties may now or in the future be the subject of Indigenous rights claims.

Certain of the Company’s mineral properties, and in particular the Larder Project, may now or in the future be the subject of Indigenous rights claims, including treaty rights and Métis rights claims. The legal nature of Indigenous claims is a matter of considerable and evolving complexity. In a number of court decisions, the Supreme Court of Canada has affirmed the obligation on the Crown to consult with Indigenous peoples prior to authorizing the development of resources in Indigenous territory, such as mineral development. Treaties between the Crown and Indigenous people enshrine certain rights, and impose certain obligations on the Crown with respect to the treaty area. Métis rights and aboriginal title may also be claimed, and may require consultation and accommodation which can affect the development of Mineral Resources.

The impact of any such claim on the Company’s interest in its mineral properties cannot be predicted with any degree of certainty and no assurance can be given that the exercise or recognition of Indigenous rights in the areas in which the Company’s mineral properties are located, including by way of negotiated settlements or judicial pronouncements, would not have an adverse effect on the Company’s activities. In addition, there is no assurance that the Company will be able to maintain practical working relationships with Indigenous groups which would allow it to ultimately develop the Company’s mineral properties.

Title opinions provide no guarantee of title and any challenge to the title to any properties may have a negative impact on the Company.

There is no guarantee that title to any concessions in which the Company has or will acquire a material interest will not be challenged or impugned. In Mexico, a title opinion does not provide absolute comfort that the holder has unconditional or absolute title. Any challenge to the title or access to any of the properties in which the Company has an interest, including its indirect interest in Juanicipio, may have a negative impact on the Company as the Company will incur expenses in defending such challenge and, if the challenge is successful, the Company may lose any interest it may have in the subject property.

Titles to the properties in which the Company has an interest that are not registered in the name of the Company may result in potential title disputes having a negative impact on the Company.

All of the agreements under which the Company may earn interests in properties, including any indirect interest acquired through Minera Juanicipio, have either been registered or been submitted for registration with the Mexican Public Registry of Mining or the applicable Canadian or U.S. authority, but title relating to the properties in which the Company may earn its interests may be held in the names of parties other than the Company. Any of such properties may become the subject of an agreement which conflicts with the agreement pursuant to which the Company may earn its interest, in which case the Company may incur expenses in resolving any dispute relating to its interest in such property and such a dispute could result in the delay, indefinite postponement of further exploration, development, construction and operation of properties or the possible loss of such properties.

MAG Silver Corp.	2024 Annual Information Form

Risks Related to Minority Interest Investment in Juanicipio

The Company is a minority shareholder and non-operator of the Juanicipio Entities and therefore is dependent on, and subject to, the decisions of the majority shareholder and operator of the Juanicipio Entities.

The terms of the Shareholders’ Agreement and corporate by-laws governing the operation of the Juanicipio Entities provide effective control to Fresnillo over many of the activities and operating decisions of the Juanicipio Entities, including decisions with respect to cash flows of such entities, since it holds a majority (56%) of the shares of the Juanicipio Entities. While a limited number of decisions of the shareholders or the directors of the Juanicipio Entities require a special majority of 60%, and in one instance 75%, giving the Company an effective veto over any such decisions, the Company is a minority shareholder and non-operator of Juanicipio and is dependent on Fresnillo to manage and operate the affairs of the Juanicipio Entities and to do so in compliance with the Shareholders’ Agreement (which, among other things, requires Fresnillo to manage and operate the Juanicipio Entities in accordance with best industry practices), the by-laws of each of the Juanicipio Entities and applicable Mexican law. If Fresnillo manages the affairs of the Juanicipio Entities in a manner that results in violation(s) of the Shareholders’ Agreement, by-laws or applicable laws, such violation(s) may have an adverse impact on the Company. Any disputes under the Shareholders’ Agreement are subject to arbitration in Mexico under applicable Mexican laws.

Fresnillo, as operator of Juanicipio, has the ability to undertake certain actions, legal or otherwise, which may result in the shareholders of the Juanicipio Entities having to fund cash calls. The Shareholders’ Agreement calls for adjustments to the interests of the shareholders in the Juanicipio Entities where either shareholder fails to fund cash calls within certain specified periods. If the Company fails to fund cash calls, it risks having its interest reduced, may lose its effective veto power over certain decisions and ultimately could be diluted out of the Juanicipio Entities altogether. Fresnillo is a much larger entity with far greater access to financial resources than the Company.

As operator, Fresnillo has control of the timing of cash calls, cash distributions and the timing thereof, relationships with contractors and employment matters together with other operational matters. The Company’s lack of control over such matters could have an adverse impact on the Company.

The Company holds its Juanicipio interest through a minority shareholding in the Juanicipio Entities and therefore may be adversely impacted by disputes amongst the shareholders.

The Company’s 44% interest in the Juanicipio Entities is subject to the risks normally associated with the conduct of incorporated businesses with multiple shareholders. The existence or occurrence of one or more of the following circumstances and events, for example, could have a material adverse impact on the Company’s operations and financial condition or the viability of its interests held as a shareholder: disagreement between shareholders on how to conduct business efficiently; inability of the shareholders to meet their obligations to the business operations or third parties; or litigation arising between shareholders.

Minera Juanicipio and Equipos Chaparral are organized through corporations that are formed under and governed by the laws of Mexico. The laws in Mexico do not provide all of the same protections that are available to shareholders of corporations that are formed under the laws of Canada or the United States. Accordingly, any dispute between the Company and Fresnillo as the shareholders of Minera Juanicipio and Equipos Chaparral could have a materially adverse effect on the Company.

In 2010, MAG initiated arbitration proceedings with the International Court of Arbitration of the International Chamber of Commerce. In May 2011, the Company announced that it had received a favourable ruling, dated April 28, 2011, of a three-member arbitral panel of the International Court of Arbitration of the International Chamber of Commerce with respect to the arbitration proceedings against Fresnillo. In its ruling, the arbitral tribunal awarded MAG $1.86 million in damages. Although this dispute between the Company and Fresnillo was ultimately determined in favour of the Company, there can be no guarantee that future disputes between the parties will not arise and lead to further litigation proceedings, the outcome of which is uncertain.

MAG Silver Corp.	2024 Annual Information Form

The Company has significant shareholders that may be able to exert influence over the direction of the Company’s business.

Based upon the Company’s review of the insider reports filed with System for Electronic Disclosure by Insiders (SEDI) with respect to Fresnillo, Blackrock Investment Management (“Blackrock”) and Van Eck Associates Corp. (“Van Eck”), and their respective affiliates, as at the date of this AIF, the Company believes that each holds approximately 9.02%, 10.22% and 9.01%, respectively, of the Common Shares. Accordingly, Fresnillo, Blackrock and Van Eck, either in unison and/or individually, may have some influence in determining the outcome of any corporate transaction or other matter submitted to the shareholders of the Company for approval, including business combinations and any proposed sale of all or substantially all of the Company’s assets. Unless full participation of a number of shareholders takes place in such shareholder meetings, Fresnillo, Blackrock and/or Van Eck may be able to approve on its own, or effectively prevent the approval, of any such significant corporate transactions.

Further, the significant ownership of Common Shares by Fresnillo, Blackrock and Van Eck may affect the market price and liquidity of the Common Shares. The effect of these rights and their influence may impact the price that investors are willing to pay for Common Shares. If any of these parties sells a substantial number of Common Shares in the public market, the market price of the shares could decrease.

The presence of a dominant shareholder like Fresnillo, that is the operator of Juanicipio, and has substantial property holdings surrounding Juanicipio, may give rise to potential conflicts of interest, as Fresnillo’s interests may differ from, or be adverse to, the interests of the Company’s other shareholders. Without the consent and cooperation of Fresnillo, the Juanicipio Entities may be prevented from entering into transactions that would be beneficial to the Company and its other shareholders.

Risks Relating to the Regulatory Environment

Amendments to the Federal Mining Law may affect the Company’s operations.

On March 28, 2023, a legislative initiative aimed at amending multiple legal codes, including the Federal Mining Law, was presented to the Mexican Congress by the President of Mexico. The amendments pertain to, among other matters, granting of future mining permits and transfer of permits, shortening concession life, granting of future water permits, granting of exploration permits on behalf of exploration companies to the Mexican Geological Services, mine reclamation, profit-sharing requirements to distribute at least 7% of profits to local indigenous communities and management of mine waste. The amendments were brought into law on May 9, 2023. The Company is conducting a thorough review and evaluation of potential implications specifically concerning its 44% interest in Juanicipio, including the treatment of concessions issued under previous legislation. Numerous legal challenges to the legality and constitutionality of several aspects of these changes have been filed with various Mexican courts and are pending adjudication. Minera Juanicipio is committed to monitoring these judicial proceedings with the utmost attention. For further information, see “Carrying on Business in Mexico – Mining Regulations”.

The Company may become subject to tariffs or other restrictive trade measures.

On February 1, 2025, President Donald Trump announced that the United States of America (the “US”) was imposing a 25% tariff on all goods originating in Canada and Mexico and imported into the United States, and a 10% tariff on energy resources imported from Canada. He also announced the imposition of tariffs on China and has made open comments expressing the possibility of imposing additional tariffs on other countries. The Canadian federal government then promptly announced the imposition of a 25% tariff on a list of US exports to Canada. Mexico and China announced retaliatory tariffs as well. On February 3, 2025, the President announced a pause on the imposition of the US tariffs on Canadian and Mexican goods for a 30-day period and the Canadian government then withdrew its tariffs. On March 6, 2025, the President announced another pause on the imposition of the US tariffs on Canadian and Mexican goods for a period elapsing April 2, 2025.

MAG Silver Corp.	2024 Annual Information Form

The timing, possibility and rates of the potential US tariffs, and the countries on which they are levied are difficult to predict at this time. However, US tariffs are likely to be met with retaliatory tariffs and a multi-country trade war against the US could develop. The Company does not export products to the US and would not be directly impacted by the imposition of the new tariffs on goods imported into the US. However, the economic impact of tariffs or a broader trade war on the Canadian economy, the US economy and the global economy could negatively impact capital markets and the Company’s ability to raise funds to undertake its exploration and work programs.

A Canada-US trade war has the potential to adversely impact global supply chain and make supplies required by the Company for its exploration programs or future construction programs harder to obtain or unavailable. Canadian tariffs or scarcity in the global supply chain would likely increase the cost of supplies required by the Company, which could impair the Company’s ability to undertake all of the work it plans to perform. The indirect effects of tariffs imposed by the US or by both countries are difficult to assess, but the potential for tariffs represents a risk to the Company’s ability to fulfill some of its key objectives.

The environment in which the Company operates may not adhere to international standards with respect to security and human rights.

The Company’s operations, development projects and exploration activities extend to jurisdictions which may be considered to have an increased degree of security risk and criminal activity. The impacts of these risks could impede the exploration, development and operation of the Company’s mines in these countries. See also the risk factor “The properties in which the Company has an interest are located primarily in Mexico”.

In addition, civil disturbances and criminal activities, such as trespass, illegal mining, sabotage, theft and vandalism, may cause disruptions at certain of the Company’s operations. The Company has taken certain measures to protect its employees, property and production facilities from these risks. The measures that have been implemented by the Company cannot guarantee that such incidents will not continue to occur and such incidents may halt or delay production, increase operating costs, result in harm to employees or trespassers, decrease operational efficiency, increase community tensions or result in criminal and/or civil liability for the Company or its employees and/or financial damages or penalties.

The manner in which the Company’s personnel, which includes security, respond to civil disturbances and criminal activities can give rise to additional risks where those responses are not conducted in a manner that is consistent with international standards relating to the use of force and respect for human rights. The Company has implemented a number of measures and safeguards which are designed to assist its personnel in understanding and upholding these standards. The implementation of these measures will not guarantee that the Company’s personnel will uphold these standards in every instance. The failure to conduct security operations in accordance with these standards can result in harm to employees or community members, increased community tensions, reputational harm to the Company or result in litigation, criminal and/or civil liability for the Company or its employees and/or financial damages or penalties.

It is not possible to determine with certainty the future costs that the Company may incur in dealing with the issues described above at its operations. However, if the number of incidents increases, costs associated with security, in the case of civil disturbances and illegal mining, may also increase, affecting profitability.

The Company is subject to anti-corruption laws.

The Company is subject to anti-corruption laws under the Canadian Corruption of Foreign Public Officials Act, the U.S. Foreign Corrupt Practices Act and the Mexican General Law of the National System of Anticorruption, which generally prohibit companies from bribing or making other prohibited payments to foreign public officials in order to obtain or retain an advantage in the course of business. Corruption, extortion, bribery, pay-offs, theft and other fraudulent practices may occur in Mexico or any other jurisdiction in which the Company may conduct business. The Company cannot ensure that its employees or the employees of the Juanicipio Entities or other agents will not engage in such prohibited practices, for which the Company or the Juanicipio Entities could face severe penalties, reputational damage and other consequences that could have a material adverse effect on the Company’s business and financial condition. The Company has adopted the Code of Conduct and the Anti-Bribery and Anti-Corruption Policy to promote legal and ethical business conduct by its directors, officers and employees. The Company cannot, however, provide assurance that the Code of Conduct or the Anti-Bribery and Anti-Corruption Policy, or other policies or procedures that it may adopt, will be sufficient to protect against corrupt activity. In particular, the Company may not be able to prevent or detect corrupt activity by employees or third parties, such as sub-contractors of the Juanicipio operator, Fresnillo, for which the Company might be held responsible.

MAG Silver Corp.	2024 Annual Information Form

The Company may be required by human rights laws to take actions that delay the advancement of its projects.

There are various international and national laws, codes, resolutions, conventions, guidelines and other materials that relate to human rights (including rights with respect to health and safety and the environment surrounding the Company’s operations). Many of these materials impose obligations on government and companies to respect human rights. Some mandate that government consult with communities surrounding the Company’s projects regarding government actions that may affect local stakeholders, including actions to approve or grant mining rights or permits. The obligations of government and private parties under the various international and national materials pertaining to human rights continue to evolve and be defined. One or more groups of people may oppose the Company’s current and future operations or further development, new development or production at its projects or operations. Such opposition may be directed through legal or administrative proceedings or expressed in manifestations, such as protests, roadblocks or other forms of public expression against the Company’s activities and may have a negative impact on its reputation. Opposition by such groups to the Company’s or the Juanicipio Entities’ operations may require modification of, or preclude the operation or development of, its projects or may require the Company or the Juanicipio Entities to enter into agreements with such groups or local governments with respect to its projects, in some cases causing considerable delays to the advancement of its projects.

The Company’s activities within Mexico are subject to extensive laws and regulations governed by Mexican regulators.

The Company’s activities, including but not limited to the operations at Juanicipio, are subject to extensive laws and regulations governing worker health and safety, employment standards, waste disposal, protection of historic and archaeological sites, mine development, protection of endangered and protected species, Indigenous communities’ rights and other matters. Specifically, the Company’s Mexican mining concessions are subject to regulation by the Mexican Department of Economy - Dirección General of Mines, the environmental protection agency of Mexico, Comisión Nacional del Agua, which regulates water rights, and the applicable Mexican mining laws. Mexican regulators have broad authority to shut down and/or levy fines against facilities that do not comply with regulations or standards.

Mexican foreign investment and income tax laws apply to the Company.

Under the applicable foreign investment laws of Mexico, there is presently no limitation on foreign capital participation in mining operations; however, the applicable laws may change in a way which may adversely impact the Company and its ability to repatriate profits. Under applicable Mexican income tax laws, dividends paid out of “previously taxed net earnings” are not subject to Mexican corporate taxes. Otherwise, dividends are subject to the Mexican income tax at the corporate level, which presently is 30% over a gross up basis (amount of the dividend times 1.4286), payable by the Mexican company as an advance of its annual income tax. There is a withholding tax on dividends paid by a Mexican company to Mexican individuals and non-Mexican shareholders of 10% applicable to earnings generated as of 2014; “previously tax net earnings” generated until 2013 are not subject to this withholding tax. This withholding tax rate may be reduced under the applicable tax treaties to avoid double taxation entered by Mexico.

Corporations with their tax residence in Mexico are taxed on their worldwide income, which include all profits from operations, income from investments not relating to the regular business of the corporation and capital gains. The current corporate income tax rate in Mexico is 30%. As of January 1, 2025, a mining royalty fee is in effect in Mexico of 8.5% on income before tax, depreciation, and interest, as well as an extraordinary governmental fee on precious metals, including gold and silver, of 1% of gross revenue.

MAG Silver Corp.	2024 Annual Information Form

On December 31, 2016, the State Government of Zacatecas, Mexico published a new tax law for the state (Ley de Hacienda del Estado de Zacatecas), which came into effect on January 1, 2017 and imposes environmental taxes on activities, such as (i) extraction of materials other than those regulated by the mining laws of Mexico; (ii) emissions to the atmosphere; (iii) discharges of industrial waste into the soil and water, and (iv) deposit of industrial waste. After various legal challenges, two of the taxes were declared constitutional and two taxes unconstitutional for Minera Juanicipio. The annual cost to Minera Juanicipio of complying with the two taxes deemed constitutional is not considered significant at this time and management’s assessment is that it will not have an impact on the viability of Juanicipio. However, this is an example of a type of tax that can occur in the future.

The Mexican VAT is a refundable tax levied on the value added to goods and services, and is imposed on corporations that carry out activities within Mexican territory, including (i) the sale or other disposition of property; (ii) the rendering of independent services; (iii) the granting of temporary use of property; or (iv) the importation of goods and services. The standard value added tax rate is currently 16% but is subject to periodic review and change by the relevant Mexican tax authorities. The Company and the Juanicipio Entities have traditionally held a VAT receivable balance due to the expenditures they incur whereby VAT is paid to a vendor or service provider. Collections of these receivables from the Government of Mexico often take months and sometimes years to recover. The Company to date has been able to recover the majority of its VAT paid, and in the case of the Juanicipio Entities, any VAT not recovered on a timely basis will be applied against VAT payable on sales from production or leasing income. The recoveries of future VAT paid, and possible extended delays in recoveries common in Mexico, could adversely affect exploration, development and operating costs.

Legislative changes in the VAT effective January 1, 2017 may prevent mining companies during the exploration stage from requesting VAT refunds, unless they are certain they will eventually operate and generate revenue. Future legislative changes in Mexico are not predictable and may have a negative effect on the Company and its operations.

The Company may fail to maintain adequate internal control over financial reporting pursuant to the requirements of the Sarbanes-Oxley Act.

Management has documented and tested its internal control procedures in order to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act. The Sarbanes-Oxley Act requires an annual assessment by management of the effectiveness of the Company’s internal control over financial reporting. The Company may fail to maintain the adequacy of its internal control over financial reporting as such standards are modified, supplemented or amended from time to time, and the Company may not be able to conclude, on an ongoing basis, that it has effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act.

The Company’s failure to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act on an ongoing, timely basis could result in the loss of investor confidence in the reliability of its financial statements, which in turn could harm the Company’s business and negatively impact the trading price or the market value of its securities. In addition, any failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm the Company’s operating results or cause it to fail to meet its reporting obligations. If the Company expands, the challenges involved in implementing appropriate internal control over financial reporting will increase and will require that the Company continues to monitor its internal control over financial reporting. Although the Company intends to expend time and incur costs, as necessary, to ensure ongoing compliance, it cannot be certain that it will be successful in complying with Section 404 of the Sarbanes-Oxley Act.

The Company follows Canadian disclosure practices concerning its Mineral Resources and Mineral Reserves which allow for different disclosure than is required for domestic U.S. reporting companies.

The Company’s Mineral Resource and Mineral Reserve estimates are not directly comparable to those made by domestic U.S. reporting companies subject to the SEC’s reporting and disclosure requirements, as the Company reports Mineral Resources and Mineral Reserves in accordance with Canadian practices. These practices are different from the practices used to report Mineral Resource and Mineral Reserve estimates in reports and other materials filed by domestic U.S. reporting companies with the SEC.

MAG Silver Corp.	2024 Annual Information Form

Unless otherwise indicated, technical disclosure regarding MAG’s properties included or incorporated by reference herein, including all Mineral Resource and Mineral Reserve estimates contained in such technical disclosure, has been prepared in accordance with the requirements of NI 43-101 and the CIM Definition Standards. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects.

Canadian standards, including NI 43-101, differ significantly from the disclosure requirements of the SEC Modernization Rules. The Company is not required to provide disclosure on its mineral properties under the SEC Modernization Rules and provides disclosure under NI 43-101 and the CIM Definition Standards. Accordingly, information contained in this AIF, or the documents incorporated by reference herein, may differ significantly from the information that would be disclosed had the Company prepared the Mineral Resource and Mineral Reserve estimates under the standards adopted under the SEC Modernization Rules. See “Cautionary Note to United States Investors”.

Any enforcement proceedings under Canada’s Extractive Sector Transparency Measures Act against the Company could adversely affect the Company.

The Extractive Sector Transparency Measures Act (Canada) (“ESTMA”) requires public disclosure of certain payments to governments by companies engaged in the commercial development of minerals and are publicly listed in Canada. Mandatory annual reporting is required for extractive companies with respect to payments made to foreign and domestic governments, including aboriginal groups. ESTMA requires reporting on the payments of any taxes, royalties, fees, production entitlements, bonuses, dividends, infrastructure reporting or structuring payments to avoid reporting. If the Company becomes subject to an enforcement action or is in violation of ESTMA, this may result in significant penalties or sanctions which may also have a material adverse effect on the Company’s reputation.

Risks Relating to the Company’s Securities

Funding and property commitments may result in dilution to the Company’s shareholders.

The Company may sell equity securities in public offerings (including through the sale of securities convertible into equity securities) and may issue additional equity securities to finance operations, exploration, development, project construction, acquisitions or other projects. The Company cannot predict the size of future issuances of equity securities or the size and terms of future issuances of debt instruments or other securities convertible into equity securities or the effect, if any, that future issuances and sales of the Company’s securities will have on the market price of the Common Shares. Any transaction involving the issuance of previously authorized but unissued Common Shares, or securities convertible into Common Shares, would result in dilution, possibly substantial, to security holders. Exercises of presently outstanding stock options (“Options”) may also result in dilution to security holders.

The Board has the authority to authorize certain offers and sales of additional securities without the vote of, or prior notice to, shareholders. Based on the need for additional capital to fund expected expenditures and growth, the Company may issue additional securities to provide such capital. Such additional issuances may involve the issuance of a significant number of Common Shares at prices less than the current market price for the Common Shares.

Sales of substantial amounts of the Company’s securities, or the availability of such securities for sale, could adversely affect the prevailing market prices for the Company’s securities and dilute investors’ earnings per share. A decline in the market prices of Company’s securities could impair the Company’s ability to raise additional capital through the sale of securities should the Company desire to do so.

MAG Silver Corp.	2024 Annual Information Form

The price of the Company’s Common Shares is volatile.

Publicly quoted securities are subject to a relatively high degree of price volatility. It should be expected that continued fluctuations in price will occur, and no assurances can be made as to whether the price per share will increase or decrease in the future. In recent years, the securities markets in the United States and Canada have experienced a high level of price and volume volatility, and the market price of many companies, particularly those considered exploration or development stage companies, such as the Company, have experienced wide fluctuations in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. The factors influencing such volatility include pandemics, macroeconomic developments in North America and globally, and market perceptions of the attractiveness of particular industries.

The price of the Common Shares is also likely to be significantly affected by short-term changes in precious metal prices or other mineral prices, currency exchange fluctuations and the Company’s financial condition or results of operations as reflected in its earnings reports. Other factors unrelated to the performance of the Company that may have an effect on the price of the Common Shares include the following: the extent of analyst coverage available to investors concerning the business of the Company may be limited if investment banks with research capabilities do not follow the Company’s securities; lessening in trading volume and general market interest in the Company’s securities may affect an investor’s ability to trade significant numbers of securities of the Company; the size of the Company’s public float may limit the ability of some institutions to invest in the Company’s securities; and a substantial decline in the price of the securities of the Company that persists for a significant period of time could cause the Company’s securities to be delisted from an exchange, further reducing market liquidity.

Securities class-action litigation often has been brought against companies following periods of volatility in the market price of their securities. The Company may in the future be the target of similar litigation. Securities litigation could result in substantial costs and damages and divert management’s attention and resources.

There is no assurance of a sufficient liquid trading market for the Company’s Common Shares in the future.

Shareholders of the Company may be unable to sell significant quantities of Common Shares into the public trading markets without a significant reduction in the price of their Common Shares, or at all. There can be no assurance that there will be sufficient liquidity of the Company’s Common Shares on the trading market, and that the Company will continue to meet the listing requirements of the TSX or the NYSE American or achieve listing on any other public listing exchange.

Most of the Company’s mineral assets are located outside of Canada.

Most of the Company’s mineral assets are located outside of Canada. As a result, it may be difficult for investors to enforce within Canada any judgments obtained against the Company or its officers or directors, including judgments predicated upon the civil liability provisions of applicable securities laws. In addition, there is uncertainty as to whether the courts of Mexico and other jurisdictions would recognize or enforce judgments of Canadian courts obtained against the Company or its directors and officers predicated upon the civil liability provisions of the securities laws of Canada or be competent to hear original actions brought in Mexico or other jurisdictions against the Company or its directors and officers predicated upon the securities laws of Canada. Further, any payments as a result of judgments obtained in Mexico should be in pesos and service of process in Mexico must be effectuated personally and not by mail.

The Company, its directors, officers and management (with the exception of the Vice President, Exploration and the former Chief Exploration Officer) and all of its material assets are located outside of the United States, which makes it difficult for U.S. litigants to effect service of process, or enforce, any judgments obtained against the Company or its officers or directors.

Substantially all of the Company’s assets are located outside of the United States and the Company does not currently maintain a permanent place of business within the United States. In addition, most of the directors and officers are nationals and/or residents of countries other than the United States, and all or a substantial portion of such persons’ assets are located outside the United States. As a result, it may be difficult for U.S. litigants to effect service of process or enforce any judgments obtained against the Company or its officers or directors, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state thereof. In addition, there is uncertainty as to whether the courts of Canada, Mexico and other jurisdictions would recognize or enforce judgments of United States courts obtained against the Company or its directors and officers predicated upon the civil liability provisions of the securities laws of the United States or any state thereof, or be competent to hear original actions brought in Canada, Mexico or other jurisdictions against the Company or its directors and officers predicated upon the securities laws of the United States or any state thereof. Further, any payments as a result of judgments obtained in Mexico could be in pesos and service of process in Mexico must be effectuated personally and not by mail.

MAG Silver Corp.	2024 Annual Information Form

The Company has outstanding common share equivalents which, if exercised, could cause dilution to existing shareholders.

The Company has common share equivalents issued consisting of Common Shares issuable upon the exercise of outstanding exercisable Options and warrants or issuable upon the conversion of restricted share units (“RSUs”), performance share units (“PSUs”) and deferred share units (“DSUs”) each convertible into one Common Share. Options are likely to be exercised when the market price of the Company’s Common Shares exceeds the exercise price of such Options. RSUs and PSUs may be converted at any time by the holder subject to vesting conditions, and the DSUs may only be converted by a departing director of the Company. The exercise of any of these instruments and the subsequent resale of such Common Shares in the public market could adversely affect the prevailing market price and the Company’s ability to raise equity capital in the future at a time and price which it deems appropriate. The Company may also enter into commitments in the future which would require the issuance of additional Common Shares and the Company may grant additional share purchase warrants, Options, RSUs, PSUs and DSUs. Any share issuances from the Company’s treasury will result in immediate dilution to existing shareholders’ percentage interest in the Company.

Declaration, payment and amounts of dividends, if any, to holders of the Company’s shares will be uncertain.

The Board will have the discretion to determine whether any dividends on the Company’s common shares will be declared, when dividends, if any, are deemed, and the amount of such dividends. While the Board has declared a dividend for holders of record on April 4, 2025, any decisions with respect to the declaration of future dividends will remain at the discretion of the Board and will depend on a number of considerations, including the Company’s results of operations and capital requirements, future earnings, availability of funds, as well as industry practice, and other factors deemed relevant by the Board.

The Company could in the future be classified as a ‘passive foreign investment company’ (“PFIC”), which could have adverse U.S. federal income tax consequences for U.S. holders of Common Shares.

U.S. investors should be aware that they could be subject to certain adverse U.S. federal income tax consequences in the event that the Company is classified as a PFIC for U.S. federal income tax purposes. The determination of whether the Company is a PFIC for a taxable year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations, and the determination will depend on the composition of the Company’s income, expenses and assets from time to time and the nature of the activities performed by the Company’s officers and employees. The Company believes that MAG was a PFIC for the 2019 and prior financial years. With the start of the underground production at the Juanicipio Mine and the Company’s attributable revenue under the PFIC determination rules, the Company no longer believes it is a PFIC as of the 2020 financial year. Prospective investors should consult their own tax advisers regarding the likelihood and consequences of the Company being treated as a PFIC for U.S. federal income tax purposes, including the advisability of making certain elections that may mitigate certain possible adverse U.S. federal income tax consequences but may result in an inclusion in gross income without receipt of such income.

MAG Silver Corp.	2024 Annual Information Form

Other Business Risks

Mineral exploration, development and extraction is a highly competitive industry.

The mineral exploration, development and production industry is intensely competitive in all of its phases and the Company must compete in all aspects of its operations with a substantial number of large established mining companies with greater liquidity, greater access to credit and other financial resources, newer or more efficient equipment, lower cost structures, more effective risk management policies and procedures and/or greater ability than the Company to withstand losses. The Company’s competitors may be able to respond more quickly to new laws or regulations or emerging technologies or devote greater resources to the expansion of their operations, than the Company can. In addition, current and potential competitors may make strategic acquisitions or establish cooperative relationships among themselves or with third parties. Competition could adversely affect the Company’s ability to acquire suitable new producing properties or prospects for exploration in the future. Competition could also affect the Company’s ability to raise financing to fund the exploration, development and operation of its properties or to hire qualified personnel. The Company may not be able to compete successfully against current and future competitors, and any failure to do so could have a material adverse effect on the Company’s business, financial condition or results of operations.

Environmental regulations are becoming more onerous to comply with, and the cost of compliance with environmental regulations and changes in such regulations may reduce the profitability of the Company’s operations and the Juanicipio Entities’ operations.

Environmental legislation on a global basis is evolving in a manner that will ensure stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessment of proposed development, the possibility of affected parties pursuing class action lawsuits and a higher level of responsibility for companies and their officers, directors and employees. The Company’s operations and the operations of the Juanicipio Entities at Juanicipio are subject to environmental regulations promulgated by government agencies from time to time. Environmental legislation provides for restrictions and prohibitions of spills, release or emission of various substances produced in association with certain mining industry operations, such as seepage from tailing storage facilities, which could result in environmental pollution. Failure to comply with such legislation may result in the imposition of fines and penalties. In addition, certain types of operations require submissions to and approval of environmental impact assessments. Environmental legislation is evolving in a manner which means stricter standards and enforcement, and more stringent fines and penalties for non-compliance. Environmental assessments of proposed projects carry a heightened degree of responsibility for companies and directors, officers and employees. The cost of compliance with environmental regulations and changes in such regulations may reduce the profitability of the Company’s operations and the operations of the Juanicipio Entities. Compliance with environmental laws and regulations may require significant capital outlays on behalf of the Company and the Juanicipio Entities and may cause material changes or delays in the Company’s and the Juanicipio Entities’ intended activities. The environmental impact assessments may impose the condition to the Company or the Juanicipio Entities of obtaining the authorization from the Indigenous communities where the mining activities are to be carried out.

The Company faces risks with respect to its tailings storage facility and related permitting.

The extraction process for silver and other metals will produce tailings, which is the sand-like material mixed with water that remain following the metal extraction process. Tailings are stored in engineered facilities (“tailings storage facilities” or “TSF”), which are designed, constructed, operated and closed in conformance with international design standards and best practices. A delay in obtaining permits relating to the TSF, a failure of the TSF walls or poor tailings management safety protocols, once operational, may adversely impact the Company’s business, operations and financial performance.

Natural disasters can pose a threat to the stability of the tailings dam walls and pose a risk beyond the Company’s control. The failure of a tailings dam wall can result in suspension of operations, injuries, death in extreme cases, government inspections, increased cost and public relation concerns. Should a breach of these facilities occur due to extreme weather, seismic event, or other incident, the Company could suffer a material financial impact on the Company’s operations and financial condition. See “Natural Disasters”.

MAG Silver Corp.	2024 Annual Information Form

The initial concept for tailings deposition at Juanicipio was to construct a starter cell, with initial capacity for 14-16 months’ production, and to construct a second larger cell during the initial year of operation. The granting of construction permits for the second cell had been delayed, and as a contingency, Juanicipio installed a fully culvert-contained transport pipeline to the nearby Saucito TSF to facilitate tailings deposition while awaiting the permit and construction of the second Juanicipio tailings cell. The construction permit for the second cell was received in May of 2024, and tailings deposition is anticipated to commence in April of 2025.

The Company may experience difficulties managing and integrating acquisitions.

The Company continually seeks opportunities to acquire or invest in businesses that could expand, complement or otherwise relate to MAG’s current or future business. The Company may also consider, from time to time, opportunities to engage in joint ventures or other business collaborations with third parties to address particular market segments. These activities create risks, such as: (i) the need to integrate and manage the businesses acquired with MAG’s own business; (ii) additional demands on the Company’s resources, systems, procedures and controls; (iii) disruption of the Company’s ongoing business; and (iv) diversion of management’s attention from other business concerns. Moreover, these transactions could involve: (i) substantial investment of funds or financings by issuance of debt or equity securities; (ii) substantial investment with respect to operational integration; and (iii) the acquisition or disposition of product lines or businesses. Also, such activities could result in one time charges and expenses and have the potential to either dilute the interests of existing shareholders or result in the issuance of, or assumption of debt. Such acquisitions, investments, joint ventures or other business collaborations may involve significant commitments of financial and other resources of MAG. Any such activities may not be successful in generating revenue, income or other returns to MAG, and the resources committed to such activities will not be available to the Company for other purposes. Any inability to address risks associated with acquisitions or investments in businesses may negatively affect MAG’s operating results. Additionally, any impairment of goodwill or other intangible assets acquired in an acquisition or in an investment, or charges to earnings associated with any acquisition or investment activity, may materially reduce the Company’s earnings, which, in turn, may have an adverse material effect on the price of Common Shares.

The Company or the Juanicipio Entities may be subject to litigation, the disposition of which could negatively affect the Company’s profits to varying degrees.

All industries, including the mining industry, are subject to legal claims, with and without merit. Due to the nature of its business, each of the Company and the Juanicipio Entities may, in the future, be subject to claims (including class action claims and claims from government regulatory bodies) based on allegations of negligence, breach of statutory duty, public nuisance or private nuisance or otherwise in connection with its operations or investigations relating thereto. Defense and settlement costs can be substantial, even with respect to claims that have no merit. Due to the inherent uncertainty of the litigation process, the litigation process could take away from management time and effort and there can be no assurance that the resolution of any particular legal proceeding will not have a material adverse effect on the Company’s operations and financial position. Results of litigation are inherently uncertain and there can be no assurances as to the final outcome. The Company’s liability insurance may not fully cover such claims. See also “The Company holds its Juanicipio interest through a minority shareholding in the Juanicipio Entities and therefore may be adversely impacted by disputes amongst the shareholders.”

If either the Company or the Juanicipio Entities, through the operator Fresnillo, are unable to hire, train, deploy and manage qualified personnel in a timely manner, particularly in Mexico, their ability to manage and grow its business will be impaired.

Recruiting and retaining qualified personnel is critical to the Company’s and the Juanicipio Entities’ success. As Fresnillo is the operator of Juanicipio, the ability to recruit and retain qualified personnel with respect to that project lies outside the direct control of the Company. The number of persons skilled in acquisition, exploration, development and operation of mining properties is limited and competition for such persons is intense. As business activity grows, additional key financial, administrative and mining personnel, as well as additional operations staff may be required, particularly in Mexico. The Company or Minera Juanicipio may not be successful in attracting, training and retaining qualified personnel as competition for persons with these skill sets increases. If the Company or Minera Juanicipio is not successful in attracting, training and retaining qualified personnel, the efficiency of its operations could be impaired, which could have an adverse impact on the Company’s future cash flows, earnings, results of operations and financial condition.

MAG Silver Corp.	2024 Annual Information Form

It may be particularly difficult to find or hire qualified personnel in the mining industry who are situated in Mexico, to obtain all of the necessary services or expertise in Mexico, or to conduct operations on the Company’s projects (including Juanicipio) at reasonable rates. If qualified personnel cannot be obtained in Mexico, the Company or Minera Juanicipio may need to obtain those services outside of Mexico, which will require work permits and compliance with applicable laws, and could result in delays and higher costs to the Company.

In addition, pandemics similar to COVID-19, or the personal security risk in the Juanicipio area, may cause reduced availability to skilled workers for the Company.

Cybersecurity risks and AI may impact the Company’s business.

The Company’s information systems, and those of its counterparties, third-party service providers and vendors, are vulnerable to an increasing threat of cybersecurity risks. Unauthorized parties may attempt to gain access to these systems or the Company’s information through fraud, deceit or other means. Cybersecurity risks have increased in recent years as a result of the proliferation of new technologies and the increased sophistication of cyber-attacks and data security breaches, including in connection with the increasing use of AI technology.

The Company’s operations depend, in part, on how well the Company and its suppliers, as well as counterparties, protect networks, equipment, information technology (“IT”) systems and software against damage from a number of threats. The Company has entered into agreements with third parties for hardware, software, telecommunications and other services in connection with its operations. The Company’s operations also depend on the timely maintenance, upgrade and replacement of networks, equipment, IT systems and software, as well as pre-emptive expenses to mitigate the risks of failures. A cyber-attack or failure of information systems could, depending on the nature and degree of any such failure, adversely impact the Company’s reputation and results of operations. Cyber-attacks to the Company’s head office could result in damage or loss of data and operational capability. Cyber-attacks to Juanicipio can render systems down for a longer period of time or destruction of data which could impact operations. The Company regularly assesses its level of cyber readiness and resilience and has implemented ongoing actions to identify, manage, and mitigate cyber risk across its technology networks.

Although the Company has not incurred any material losses relating to cyber-attacks or other data/information security breaches to date, there can be no assurance that the Company will not incur such losses in the future. The Company’s risk and exposure to these matters cannot be fully mitigated because of, among other things, the evolving nature of these threats. Cybersecurity and the continued development and enhancement of controls, processes and practices designed to protect systems, computers, software, data and networks from attack, damage or unauthorized access remain a priority for the Company, but there is no assurance that actions taken by the Company will be sufficient to eliminate the risks.

Any future significant compromise or breach of the Company’s data/information security, whether external or internal, or misuse of data or information, could result in additional significant costs, fines, lawsuits and damage to the Company’s reputation. In addition, as the regulatory environment related to data/information security, data collection and use, and privacy evolves, with new and constantly changing requirements applicable to the Company’s business, compliance with those requirements could also result in additional costs. The Company may be required to expend additional resources to continue to modify or enhance protective measures or to investigate and remediate any security vulnerabilities. Any of these factors could have a material adverse effect on the Company’s results of operations, cash flows and financial position.

The Company’s use of technology and AI systems.

The Company, its counterparties, third-party providers and vendors may from time to time use AI technology to make the Company’s operations and systems more efficient and productive. While the Company has set measures to oversee its use of AI technology, the Company has no way of ensuring that its third-party providers and vendors are engaging in risk mitigating measures when adopting and using AI technology.

MAG Silver Corp.	2024 Annual Information Form

In addition, as many AI technology systems are constantly evolving and becoming more effective, the Company may be at an increased risk of a cybersecurity attack where AI technology is used to circumvent security controls, evade detection and remove forensic evidence. As a result, the Company may be unable to detect, investigate, remediate or recover from future attacks or incidents, or to avoid a material adverse impact on its business.

The Company’s operations are subject to risks associated with unexpected geological conditions and natural disasters.

The Company is subject to typical risks in the mining business. These include, but are not limited to, operational issues such as unexpected geological conditions and natural disasters, such as earthquakes, that cause unanticipated increases in the costs of extraction or leading to cave-in and rock bursts, particularly as mining moves into deeper levels. Major cave-ins, flooding, storms, wildfires or other natural disasters could also occur under extreme conditions. Such occurrences could result in damage to, or destruction of, mineral properties or production facilities, personal injury or death, environmental damage, delays in mining, monetary losses and possible legal liability. As a result, the Company may incur significant liabilities and costs that could have a material adverse effect upon its business, results of operations and financial performance.

Infrastructure, including electricity supplies, that may be currently available and used by the Company may, as result of natural disaster, be destroyed or made unavailable or available in a reduced capacity. Were this to occur, operations at the Company’s properties may become more costly or have to be curtailed or even terminated, potentially having serious adverse consequences to the Company’s financial condition and viability that could, in turn, have a material adverse effect on the Company’s business, results of operations or financial performance.

The Company has insurance in amounts that it considers to be adequate to protect itself against certain risks of mining and processing caused by natural disasters. However, the Company may become subject to liability for hazards which it cannot insure against or which it may elect not to insure against because of premium costs or other reasons. In particular, the Company is not insured for environmental liability or earthquake damage. See “Tailings/Permit Risks” above.

The Company may face equipment shortages, access restrictions and a lack of infrastructure.

The majority of the Company’s interests in mineral properties are located in remote and relatively uninhabited areas. Such mineral properties, including the Company’s interest in Juanicipio, will require adequate infrastructure, such as roads, bridges and sources of power and water, for future exploration and development activities. The lack of availability of these items on terms acceptable to the Company, and in the case of Juanicipio, on terms acceptable to the operator (Fresnillo), or the delay in availability of these items could prevent or delay exploitation or development of the Company’s mineral property interests. In addition, unusual weather phenomena, sabotage, government or other interference in the maintenance or provision of such infrastructure could adversely affect the Company’s operations and profitability. Natural resource exploration, development, processing and mining activities are dependent on the availability of mining, drilling and related equipment in the particular areas where such activities are conducted. A limited supply of such equipment or access restrictions may affect the availability of such equipment to the Company and the Juanicipio Entities and may delay exploration, development or extraction activities. Certain equipment may not be immediately available or may require long lead time orders. A delay in obtaining necessary equipment could have a material adverse effect on the Company’s operations and financial results.

The Company is dependent on its key personnel, none of whom are insured by the Company.

The Company is dependent upon the continued availability and commitment of its key management, employees and consultants, whose contributions to immediate and future operations of the Company are of central importance. The Company relies on its President & CEO, George Paspalas, and its other officers, who have entered into written employment agreements with the Company, for the day-to-day operation of the Company, its projects and the execution of the Company’s business plan. The Company has not obtained “key man” insurance for any of its management. The loss of any member of the senior management team could impair the Company’s ability to execute its business plan and could therefore have a material adverse effect on the Company’s business, results of operations and financial condition. The loss of George Paspalas in particular could have a negative impact on the Company until he is replaced.

MAG Silver Corp.	2024 Annual Information Form

Foreign currency fluctuations and inflationary pressures may have a negative impact on the Company’s financial position and results.

The Company’s property interests in Mexico make it subject to foreign currency fluctuations and inflationary pressures which may adversely affect the Company’s and the Juanicipio Entities’ financial position and results. Exploration and development programs conducted by the Company and the Juanicipio Entities in Mexico, are partially funded in Mexican pesos and any appreciation in Mexican currency against the U.S. dollar will increase the costs of carrying out these operations in Mexico.

The Company has determined that its functional currency is the U.S. dollar; however, it maintains a portion of cash balances and other net monetary assets in Canadian dollars and Mexican pesos in order to fund expenditures in such currencies. The Company is therefore exposed to currency risks and exchange losses may be realized on a devaluation of either the Canadian dollar or Mexican peso.

The fluctuations of the Mexican peso also expose the Company to a deferred tax expense in relation to temporary differences between the book and tax base of its Mexican non-monetary assets, and specifically the tax base of the Company’s investment in the Juanicipio Entities. The tax base of this investment is determined in a different currency (Mexican peso) than the book value which is based on the functional currency (U.S. dollar). Changes in the Mexican peso/U.S. dollar exchange rate can give rise to temporary differences that result in deferred tax liability and deferred tax expense in accordance with IAS 12 Income Taxes.

In Canada, administrative overheads are primarily denominated in Canadian dollars, and an appreciation in the Canadian dollar relative to the U.S. dollar will increase the Company’s overhead costs as reported in U.S. dollars.

Steps taken by management to address the consequences of foreign currency fluctuations may not eliminate or reduce any adverse effects, and the Company does not use any derivative instruments to reduce its exposure to fluctuations in foreign exchange rates. Accordingly, the Company may suffer losses due to adverse foreign currency fluctuations. The Company also bears the risk of incurring losses occasioned as a result of inflation in Mexico.

Conflicts of interest may arise among the Company’s directors as a result of their involvement with other natural resource companies.

Most of the Company’s directors do not devote their full time to the affairs of the Company. Some of the directors and some of the officers of the Company are also directors, officers or shareholders of other natural resource or public companies, and as a result they may find themselves in a position where their duty to another company conflicts with their duty to the Company. None of the Company’s constating documents or any of its other agreements, other than its corporate governance policies, contain any provisions mandating a procedure for addressing such conflicts of interest. There is no assurance that any such conflicts will be resolved in favour of the Company. If any such conflicts are not resolved in favour of the Company, the Company may be adversely affected.

The Company may be subject to reputational risk.

As a result of the increased usage and the speed and global reach of social media and other web-based tools used to generate, publish and discuss user-generated content and to connect with other users, companies today are at much greater risk of losing control over how they are perceived in the marketplace. Damage to the Company’s reputation can be the result of the actual or perceived occurrence of any number of events, and could include any negative publicity (for example, with respect to the Company’s handling of environmental matters or the Company’s dealings with community groups), whether true or not.

MAG Silver Corp.	2024 Annual Information Form

The Company places a great emphasis on protecting its image and reputation, but the Company does not ultimately have direct control over how it is perceived by others. Reputation loss may lead to increased challenges in developing and maintaining community relations, decreased investor confidence and an impediment to the Company’s overall ability to advance its projects, thereby having a material adverse impact on financial performance, cash flows and growth prospects.

Mining operations generally involve a high degree of risk and potential liability and insurance coverage may not cover all potential risks associated with the Company’s operations.

Unusual or unexpected formations, power outages, labour disruptions, theft of assets, Indigenous communities complaints, industrial accidents, flooding, explosions, cave-ins, seismic activity, rock bursts, landslides, pollution, inclement weather, fire, mechanical equipment failure and the inability to obtain suitable or adequate machinery, equipment or labour are several of the hazards and risks involved in the conduct of exploration programs in the Company’s mineral properties, including Juanicipio, any of which could result in personal injury or death, damage to property, environmental damage and possible legal liability for any or all damage. There was a fatality at Juanicipio in 2014. Safety measures have been implemented by the Company and Fresnillo; however, there are no assurances that these measures will be successful in preventing or mitigating future accidents. The Company maintains insurance against risks in the operation of its business in amounts that it believes to be reasonable. Such insurance, however, contains exclusions and limitations on coverage and the Company’s insurance may not cover all potential risks associated with the Company’s operations, including the operations in Juanicipio. There can be no assurance that any such insurance will continue to be available, will be available at economically acceptable premiums or will be adequate to cover any resulting liability.

In some cases, such as with respect to environmental risks, coverage is not available or considered too expensive relative to the perceived risk. Losses resulting from any uninsured events may cause the Company to incur significant costs that could have a material adverse effect on the Company’s operations and financial condition. In addition, from time to time, the Company and the Juanicipio Entities may be subject to governmental investigations and claims and litigation filed on behalf of persons who are harmed while at its properties or otherwise in connection with the Company’s operations. To the extent that the Company or the Juanicipio Entities are subject to personal injury or other claims or lawsuits in the future, it may not be possible to predict the ultimate outcome of these claims and lawsuits due to the nature of personal injury litigation. The Company does not carry political risk insurance. Similarly, if the Company or the Juanicipio Entities are subject to governmental investigations or proceedings, they may incur significant penalties and fines, and enforcement actions against them could result in the closing of the Company’s mining operations. If claims and lawsuits or governmental investigations or proceedings are finally resolved against the Company or the Juanicipio Entities, as applicable, the Company’s financial performance, financial position and results of operations could be materially adversely affected.

Metal prices and marketability fluctuate and any decline in metal prices may have a negative effect on the Company.

Metal prices, including silver, gold, zinc, lead and copper prices, have fluctuated widely in recent years. The marketability and price of any metals that may be acquired or produced by the Company may be affected by numerous factors beyond the control of the Company. These factors include delivery uncertainties related to the proximity of potential Mineral Reserves to processing facilities and extensive government regulation relating to price, taxes, royalties, allowable production land tenure, the import and export of minerals and many other aspects of the mining business.

Declines in metal prices may have a negative effect on the Company and on the trading value of its Common Shares.

MINERAL PROJECTS

The Company’s material property at the date of this AIF is its 44% ownership (Fresnillo holds the remaining 56%) in the Juanicipio Entities, which hold Juanicipio.

MAG Silver Corp.	2024 Annual Information Form

Mexican mining concessions are issued by the Federal Government of Mexico. All concessions held by Minera Juanicipio are up to date with respect to Mexican Mining Concession Taxes and work filing requirements.

The majority of the Company’s mineral properties are located in remote and relatively uninhabited areas. There are currently no areas of interest to the Company within its mineral concessions that are overlain by significant habitation or industrial users. Notwithstanding this there are potential surface usage issues in some areas. Some surface rights are owned by local communities or “Ejidos” and some surface rights are owned by private ranching or dwelling interests. Exploration activities are not typically materially impacted by competing surface rights issues, although in some areas the Company has been required to negotiate compensation for surface rights holders in order to secure right of access. The Company is required to negotiate either leases or acquire surface rights outright in those areas where it may wish to develop mining operations. At Juanicipio, Minera Juanicipio has acquired some surface rights overlying the Valdecañas and Juanicipio Veins.

In some of the more remote property locations, the access to water, power and basic infrastructure is limited or non-existent. Any mining operations undertaken in such areas will need to take the supply of such requirements into consideration. For the Juanicipio property, the available supply, or the ability to establish supply, of water, power and infrastructure is considered to be adequate or manageable.

Juanicipio

The Juanicipio Mine is located in the Fresnillo District, Zacatecas State, Mexico, approximately 6 kilometres west of the mining town of Fresnillo, and covers approximately 7,679 hectares. The Company initially acquired a 100% interest in Juanicipio in 2003. From 2005 to 2007, Peñoles earned a 56% interest in Juanicipio by conducting $5 million of exploration on the property and purchasing $1 million worth of Common Shares of the Company at market price at the time of purchase. In December 2007, Lagartos and Peñoles established Minera Juanicipio to hold and operate all mineral and surface rights related to Juanicipio. In 2008, Peñoles transferred its 56% interest of Minera Juanicipio to Fresnillo pursuant to a statutory merger. Fresnillo is the operator of Minera Juanicipio, which is governed by the Shareholders’ Agreement and its corporate by-laws. Pursuant to the Shareholders’ Agreement and Minera Juanicipio’s corporate by-laws, each shareholder is to provide funding pro rata to its interest in Minera Juanicipio, with Fresnillo contributing 56% and the Company, through Lagartos, contributing 44%, respectively, and if either party does not fund pro rata, their ownership interest will be diluted in accordance with the Shareholders’ Agreement. On December 27, 2021, for various business reasons, the Company and Fresnillo incorporated Equipos Chaparral, S.A. de C.V. in the same ownership proportions as Minera Juanicipio for the purpose of holding the Juanicipio plant and mining equipment to be leased to Minera Juanicipio.

The major asset associated with Juanicipio is a high-grade silver-gold-lead-zinc epithermal vein deposit. An NI 43-101-compliant technical report commissioned by Minera Juanicipio on behalf of the Company, the 2024 Technical Report, was filed on SEDAR+ on March 27, 2024.

Summary

The following summary of the Juanicipio property is extracted from the 2024 Technical Report. The complete report can be viewed on SEDAR+ at www.sedarplus.ca and is incorporated by reference into this AIF. The detailed disclosure, including project description and location, climate, local resources, infrastructure, physiography, history, geological setting, exploration, mineralization, drilling sampling and Mineral Resource and Mineral Reserve estimates, are contained in the 2024 Technical Report. Defined terms and abbreviations used herein and not otherwise defined shall have the meanings ascribed to such terms in the 2024 Technical Report. The monetary values shown in the 2024 Technical Report are in U.S. dollars ($) and are reported on a 100% basis, unless otherwise denoted.

Introduction

The 2024 Technical Report on the Juanicipio property has been prepared by AMC of Vancouver, Canada on behalf of MAG Silver and is reporting updated Mineral Resource estimates and a statement of Mineral Reserve estimates for the first time. The 2024 Technical Report has been prepared in accordance with the requirements of NI 43-101 of the Canadian Securities Administrators for lodgement on SEDAR+.

MAG Silver Corp.	2024 Annual Information Form

MAG Silver holds a 44% interest in Minera Juanicipio, the Mexican incorporated joint venture (JV) company that owns (100%) of the Juanicipio property. Fresnillo owns 56% of Minera Juanicipio and is the project operator. The Juanicipio property is located in Zacatecas State, Mexico. Internal feasibility‑level studies completed in 2018 (2018 study work) on behalf of Minera Juanicipio were used to advance the project to construction in April 2019. Underground production of mineralized development material commenced in the third quarter of 2020 and commercial production was declared in mid-2023. Mine operations are still in a ramp-up stage. Nameplate processing capacity of 4,000 tpd was achieved in Q3 2023, with mine ore production averaging about 3,700 tpd in the latter part of the year (approximately 1.3 Mt per annum (“Mtpa”)). Optimization and efficiency improvements are to be worked on in 2024.

Indicated and Measured Mineral Resource estimates are reported for the Valdecañas vein, which constitutes the major part of the Valdecañas vein system. Inferred Mineral Resource estimates are reported for the Valdecañas, Ramal 1, Venadas, and Anticipada parts of the Valdecañas system, and for the Juanicipio vein. Mineral Reserve estimates are reported for the first time and are based on the Measured and Indicated Mineral Resources.

Mineral Resource estimates are current as of 31 May 2023 and were prepared by Fresnillo; they have been reviewed by Mr. J. M. Shannon, an independent consultant, who takes Qualified Person responsibility for those estimates. Mineral Reserve estimates are current as of 31 May 2023 and were also prepared by Fresnillo; they have been reviewed by Mr. P. Salmenmaki, of AMC, who takes Qualified Person responsibility for those estimates. The Report has an effective date of 4 March 2024.

The 2024 Technical Report provides an update to the Preliminary Economic Assessment (PEA) which was reported in the “MAG Silver Juanicipio NI 43-101 Technical Report, Amended and Restated, Zacatecas State, Mexico”, (the “2017 AMC Technical Report”). This was prepared by AMC for MAG Silver, with an effective date 21 October 2017, and a revised date 19 January 2018.

The monetary values shown in the 2024 Technical Report are in US dollars ($) unless stated otherwise.

Location

The Juanicipio property is situated about 6 kilometres (km) to the south-west of the city of Fresnillo, which is located about 60 km north-west of the state capital, Zacatecas City. Zacatecas City has a population of approximately 140,000 and is located about 550 km north-west of Mexico City. Zacatecas City is serviced by daily flights from Mexico City. Surface rights to the part of the Juanicipio property where Mineral Resources have been identified are held by Minera Juanicipio.

Geology and Mineralization

The Juanicipio deposit comprises two significant silver-gold epithermal vein systems: the Valdecañas vein system and the Juanicipio vein. The Valdecañas vein system includes the Valdecañas vein itself and four structures named Ramal 1, Venadas, Pre-Anticipada and Anticipada. The Juanicipio vein is located about 1,100 metres (m) south of the Valdecañas vein. Both systems strike east-southeast with an average dip of about 58 degrees (°) south-west. The more recently discovered vertical vein Venadas crosses the Valdecañas vein perpendicularly. The Valdecañas vein hosts most of the Mineral Resources currently estimated on the Juanicipio property.

The Valdecañas vein system has undergone multiple mineralizing events as suggested by various stages of brecciation and quartz sealing, local rhythmic microcrystalline quartz-pyrargyrite-acanthite banding, and open-space cocks-comb textures and vuggy silica. The vein system exhibits the characteristic metal zoning of the principal veins in the Fresnillo district where high grade silver with lower grade lead and zinc transitions to higher grade lead and zinc with less silver with increasing depth.

MAG Silver Corp.	2024 Annual Information Form

Exploration and Drilling

Most exploration work on the Juanicipio property has consisted of drilling, both from surface and underground, and underground channel sampling, which has been carried out since 2020. Limited soil sampling programs were carried out until 2017 and exploration to that point was focused on the Valdecañas area. A few additional exploration targets were identified and are discussed in Section 7 of the 2024 Technical Report. Approximately 5% of the concessions have been explored or drilled.

Fresnillo, the operator of Minera Juanicipio, commenced a surface mapping and detailed sampling program in 2016 to assist with identifying additional structures hosting mineralization on the Juanicipio property. This program incorporated hyperspectral analyses of surface and drill core coupled with the collection of 255 rock samples from outcrops exhibiting deformation / veining and alteration. The results of this program have helped improve the conceptual model of epithermal mineralization in the Fresnillo district (Figure 8.1 in the 2024 Technical Report). The results were also used to create a detailed structural and hyperspectral map (Figure 9.1 in the 2024 Technical Report). The dashed white line in Figure 9.1 shows the location of the schematic section in Figure 8.1.

In 2003 and 2004, MAG Silver drilled nine core drillholes totalling 7,346 m. From August 2005 until May 2023, MAG Silver and Fresnillo, on behalf of the joint venture, have drilled a total of 499 core drillholes totalling 380,738 m on the Juanicipio property (Table 10.1 in the 2024 Technical Report). Most of the drilling targeted the Valdecañas vein system. 4,537 channels totalling 4,677 m has been collected since October 2019.

Drilling has been commonly collared using HQ (64 millimetres (mm) core diameter) equipment, reducing to NQ (48 mm core diameter) and BQ (37 mm core diameter) as necessary. The current drilling contractor, Devico, has been using wedges or cement plugs every 30 m to give a deviation up to 9°. Diamond drilling has been carried out using Boart Longyear LF-90 and Atlas Copco CS-14 and CS‑3001 drill rigs.

Overall drillhole spacing varies from 70 m to 100 m along strike and 50 m to 100 m down dip in the plane of mineralization. Core recovery is generally good except in extremely fractured near-surface rock, argillite, or wider fault structures.

Mineral Resource Estimates

The Mineral Resources for the Juanicipio deposit have been prepared by Mr. Gerardo Elly Merino Angel, Resource Geologist of Fresnillo Operations S.A. Mr. John Morton Shannon, P.Geo. reviewed the methodologies and data used to prepare the resource estimates and is satisfied that they comply with reasonable industry practice. Mr. John Morton Shannon takes responsibility for these estimates.

This estimate is dated 31 May 2023 and supersedes the previous estimate outlined in the 2017 AMC Technical Report. The previous estimate had an effective date of 21 October 2017, and included drilling up to December 2016.

The data used in the current estimate includes results of all drilling carried out on the Juanicipio property up to 31 May 2023. Depletion by mining is also up to that date. The database consists of 488 surface and underground diamond drillholes and 972 channel samples.

Mineralization is hosted in six veins within the two major vein systems. Each of the veins has been wireframed separately. Estimates were also done separately, resulting in six block models.

Leapfrog Geo was used to construct the geological domains and to prepare assay data for geostatistical analysis. Leapfrog EDGE version 4.0.5 was used for geostatistical analysis and variography. Datamine RM was used to construct the block model, estimate metal grades, and report out Mineral Resources. Grade interpolation for Au, Ag, Pb, Zn, and Fe were carried out using Ordinary Kriging (OK) for the Valdecañas, Ramal 1, Anticipada, Pre-Anticipada, and Juanicipio veins. For the Venadas vein inverse distance cubed (ID3) was chosen as the interpolation method. The bulk density was estimated into the block model using ID3 for all veins.

The current estimate is summarized in Table 1.1 and expanded in Table 14.16 in the 2024 Technical Report.

MAG Silver Corp.	2024 Annual Information Form

Table 1.1         Juanicipio Mineral Resources at 31 May 2023

RESOURCE CATEGORY	CUT-OFF GRADE	QUANTITY	GRADE				CONTAINED METAL
		Tonnes (kt)	Au (g/t)	Ag (g/t)	Pb (%)	Zn (%)	Au (koz)	Ag (koz)	Pb (kt)	Zn (kt)
Measured	209 g/t Ag Eq	1,441	2.19	780	1.42	2.70	102	36,130	20	39
Indicated		15,555	1.83	266	3.03	5.56	916	133,039	472	865
Measured & Indicated		16,996	1.86	310	2.89	5.32	1,017	169,169	492	904
Inferred		14,051	1.06	236	2.41	6.12	480	106,676	339	860

Source: AMC based on Fresnillo data, 2023.

Notes:

●	CIM Definition Standards were used for reporting.
●	Mineral Resources are reported inclusive of Mineral Reserves.
●

Mineral Resources are reported at or above a cut-off grade of 209 g/t silver equivalent (AgEq), equivalent to $96.9M NSR. While a 3 m minimum width is applied and blocks above the cut-off grade are largely contiguous, mineable shapes have not been defined, which may result in the tonnes of underground Mineral Resources being slightly exaggerated.

●

Mineral Resources are reported at values based on metal price assumptions, metallurgical recovery assumptions, mining costs, processing costs, general and administrative (G&A) costs, and variable smelting and transportation costs.

●	Metal price assumptions considered for the calculation of metal equivalent values are gold (US$1,450.00/oz), silver (US$20.00/oz), lead (US$0.90/lb), and zinc (US$1.15/lb).
●	Assumed metal recoveries of 75.84%, 87.06%, 86.33% and 74.48% for Au, Ag, Pb, and Zn, respectively and on NSR factors of US$30.71/g Au, US$0.46/g Ag, US$15.01/% Pb and US$11.36/% Zn.
●	Mineral Resources are reported on a 100% basis. The MAG share is 44%.
●	Totals may not compute exactly due to rounding.
●	The Mineral Resources were estimated by Fresnillo. Mr. John Morton Shannon, P.Geo. (EGBC #32865) has reviewed the Mineral Resources and takes Qualified Person responsibility.

The Qualified Person is not aware of any known environmental, permitting, legal, title, taxation, socioeconomic, marketing, political, or other similar factors that could materially affect the stated Mineral Resource estimates. This part of Mexico is regarded as a good jurisdiction to operate in, with a solid framework addressing the factors mentioned above.

Fresnillo has been working in the region for decades and operates an additional two major mining operations at Fresnillo and Saucito. It is aware of any local aspects of operating in the district.

Mineral Reserves

The Mineral Reserve statement for the Juanicipio Mine is provided in Table 1.2. Mineral Reserve estimates are based on a cut-off value that considers mining, processing, and general and administration costs, with a variable trucking cost for each mining block. The variable component of the operating cost is generally a small fraction of the overall cost and Mineral Reserves are largely reported above a value of $150/t ore for cut and fill stopes and $122/t ore for longhole stopes. Some marginal ore that may lie on the fringes of other stopes that require development is included at a variable marginal cost that is generally above $121 for cut-and-fill and $93 for longhole stopes. Mineral Reserves are based on Measured and Indicated Mineral Resources only. Mineral Reserves (100% basis) are reported as of 31 May 2023, as shown in Table 1.2.

Table 1.2         Summary of Mineral Reserves as of 31 May 2023

RESERVE CATEGORY	CUT-OFF GRADE	QUANTITY	GRADE				CONTAINED METAL
		Tonnes (kt)	Au (g/t)	Ag (g/t)	Pb (%)	Zn (%)	Au (koz)	Ag (koz)	Pb (kt)	Zn (kt)
Proven	277 g/t AgEq	735	1.48	545	1.05	1.99	35	12,865	8	15
Probable		14,622	1.59	233	2.72	4.94	746	109,357	398	722
Proven and Probable		15,356	1.58	248	2.64	4.80	781	122,221	406	736

Source: AMC / Fresnillo, 2023.

Notes:

●	CIM Definition Standards were used for reporting.

MAG Silver Corp.	2024 Annual Information Form

●

All ﬁgures rounded to reﬂect the relative accuracy of the estimates. Mineral Reserves are reported at a cut-off value based on metal price assumptions, metallurgical recovery assumptions, mining costs, processing costs, G&A costs, sustaining capital costs, and variable trucking costs.

●	NSR values are calculated as:
■	NSR = 30.71*Au+0.46*Ag+15.01*Pb+11.36*Zn. Units Au (g/t), Ag (g/t), Pb (%), Zn (%).
■	NSR factors are based on metal prices of $1,450/oz Au, $20.00/oz Ag, $0.90/lb Pb, and $1.15/lb Zn and estimated recoveries of 75.84% Au, 87.06% Ag, 86.33% Pb, and 74.48% Zn.
■	Payable metal assumptions for Au are 95% for lead concentrates, and 65% for zinc concentrate; for Ag: 95% for lead concentrates, and 70% for zinc concentrate. Lead 95% payable and zinc 85% payable.
■

The all-inclusive operating costs for longhole stopes and cut-and-fill stopes are $122/tonne and $150/tonne respectively (277 g/t AgEq based on weighted average for mining method). The marginal stope cut-off value is generally above $121/t for cut-and-fill and $93/t for longhole stopes.

■	Projected stope hangingwall and footwall dilution (ELOS) was included in the stope optimization process. The dilution thickness for stope hangingwall and footwall varies by mining method.
■	Additional operational mucking dilution of 0.5 m for longhole and cut-and-fill stopes is applied to the Mineral Reserve calculation. An extra endwall dilution for longhole stopes is assumed as 0.50 m.
■

Mining recovery factors are 95% for longhole stopes, and 98% for cut-and-fill stopes. Mining recovery factor for ore drive development is 99%. Mining recovery factors for sill pillars and rib pillars is 0%.

■	Exchange rate of 19 MXP to US$1.
■	The Mineral Reserves were estimated by Fresnillo. Mr. Paul Salmenmaki P.Eng. (EGBC #40227), has reviewed the estimates and accepts Qualified Person responsibility for them.
●	Totals may not compute exactly due to rounding.
●	Note reported on a 100% basis and MAG Silver owns 44% of Minera Juanicipio.

Geotechnical Considerations

Rock Mass Characterization

The rock mass at Juanicipio was divided into four geotechnical domains based on lithology domains, including:

●	Tertiary volcanics – this domain overlies host sediments across most of the mine site.
●

Cretaceous sediments - this domain is overlain by tertiary volcanics across most of the mine site and the host rock of the mineralization, comprising predominantly sandstone, shale, interbedded shale – sandstone, and green lava.

●

Ore veins – Juanicipio comprises two major vein systems, namely the Valdecañas vein system and the Juanicipio vein system. Both systems strike east-southeast with an average dip of 58° to south-west. the Valdecañas vein is the principal vein structure and consists of three zones, with variable thicknesses (2 m to 30 m).

●

Faults - there are three major steep-dipping faults identified with two intersecting the Valdecañas vein. These faults are not expected to have a significant impact on large-scale stability but affect ground conditions locally given their spatial orientations.

Both Bieniawski’s RMR89 (Rock Mass Rating) and Barton’s Q system have been used for the rock mass classification for Juanicipio. In development and stoping operation to date, encountered ground conditions have been largely aligned with those projected from the 2018 study work geotechnical assessment. In terms of RMR89, rock qualities in the volcanic domain vary considerably from ‘Very Poor’ to ‘Good’, which is largely associated from weathering and alteration. The fault zones are generally ‘Poor’ to ‘Fair’. Rock qualities of the sedimentary and vein domains are typically ‘Fair’ to ‘Good’, with some ‘Very Poor’ to ‘Poor’ ground being encountered in the vicinity of faults or shale.

Open Stope Stability

The open stope stability assessment in the 2018 study work indicated that:

●

Stope wall stability would be influenced by rock mass conditions and vein dips. For typically ‘Fair’ rock mass conditions, stope hangingwalls at dips of 65° would be stable without support for the proposed stope dimensions (20 m long by 20 m high), while stope hangingwalls at dips of 45° to 55° were projected to be marginally stable without support. The ELOS was anticipated to range from 0.5 m to 0.8 m for dipping angles decreasing from 65° to 45°.

●

Cable bolt support for wider stope spans (more than 6 m) and / or reduced effective strike lengths (thus to reduce the hydraulic radii of stope walls) was recognized as potentially being required to improve stope stability and control the overbreak and level of dilution for poorer ground conditions.

MAG Silver Corp.	2024 Annual Information Form

In stoping operations to date, stope design criteria have been adjusted to account for differences in ground conditions including adverse fault structures and unfavourable bedding planes of shale encountered. Figure 1.1 presents the current geotechnical guideline of stoping and backfilling for different rock mass conditions.

Figure 1.1         Geomechanical guideline for stoping and backfilling

Source: Juanicipio, 2024.

6 m long single strand Ø16 mm cable bolts on a 3 m (longitudinal) by 3.5 m (radial) staggered pattern have been installed in the back of stopes as required; 8 m long cablebolts with the same space pattern have been installed at the intersections of stope backs and access drives.

Cavity Monitoring System (CMS) surveying has indicated that footwall ELOS is typically less than 0.4 m, and the hangingwall ELOS is typically within the range of 0.5 m to 1.2 m. Excessive hangingwall overbreak up to 3 m - 3.5 m has been encountered in Poor rock mass conditions or due to the adverse bedding planes of shale.

Ground Support Requirements

The geotechnical support design for Juanicipio underground mining developed during the 2018 study work has been adjusted based on site specific experience. Table 1.3 presents the current primary ground support requirement based on RMR89.

Table 1.3         Ground support requirements for primary support.

SUPPORT CLASS (SC)	PRIMARY SUPPORT	NOTES
SC 1: RMR > 60 Good to Very Good	2.4 m long fully grouted rebar (Ø16 mm) on a 1.2 m x 1.2 m spacing, extending to 1 m (2 m for development in ore vein) above sill. 50 mm thick shotcrete (No shotcrete is required in vein zone)
SC 2: RMR 41 – 60 Fair	2.4 m long fully grouted rebar (Ø16 mm) on a 1.2 m x 1.2 m spacing, extending to 2 m above sill. 50 mm thick shotcrete
SC 3: RMR 21 – 40 Poor	2.4 m long fully grouted rebar (Ø16 mm) on a 1.2 m x 1.2 m spacing, extending to 2 m above sill. 100 mm thick shotcrete installed in 2 layers, full coverage	Need for light frame (reinforced rib), rigid frame (steel sets), and cablebolt support will be assessed by site geotechnical personnel based on actual ground conditions.
SC 4: RMR 0 – 20 Very Poor	2.4 m long fully grouted rebar (Ø16 mm) on a 1.2 m x 1.2 m spacing, extending to 1 m (above sill). 100 mm thick shotcrete installed in 2 layers, full coverage.

MAG Silver Corp.	2024 Annual Information Form

Secondary support, such as cablebolts, are designed for large spans in intersections, stope backs, and chambers if the primary support is inadequate. Cablebolt design (lengths and bolting pattern) may vary due to local conditions (excavation dimensions, structures orientations and rock mass qualities) and is assessed on a case-by-case basis.

Spiling is also used at Juanicipio for drifting through Poor ground to prevent unravelling causing overbreak or large instabilities, and limit overbreak due to adverse structures. As required, 12 m long Ø20 mm cement grouted steel bars have been used as spiles and installed above excavation profiles on a 0.5 m spacing prior to development.

Mining Concept

Previous studies considered longhole open stoping (LHOS) with waste rockfill as the preferred mining method; however, in the wider stopes that have been identified at deeper levels, cemented rock fill is planned to be utilized where more than one longitudinal pass is required. Some cut and fill stoping is planned in the upper areas where the ore is thin or ground conditions are deemed ‘Poor’. The steady state production throughput is planned to be approximately 4,000 tpd.

Mineable Shape Optimizer (MSO) has been used to generate stope shapes of mineralization projected to be economically viable. The stopes have then been checked to remove any outlying stopes that would not be economic when the cost of access development is included. Utilizing the selected stopes, the mine design has been updated to allow for changes in the Mineral Resource while maintaining the same underground infrastructure and ventilation strategy as proposed in the 2018 study work. As-built wireframes of the latest development were also provided and included in the mine design. Any mined-out development or stopes were flagged in the model as part of the Mineral Reserve estimation process.

The mine access is via twin declines to the top of the mineralization, with a third (conveyor) decline that is located near the process plant in the Linares valley. The twin main declines access the orebody before splitting into three internal ramp systems that access the ore on a 20 m sub-level spacing, with central accesses to the vein as well as footwall drives to the extents of the mineralization to allow placement of rock fill. Stopes 20 m high (floor to floor) are designed to be mined from the extents back to the central access (retreat) with rock fill placed within 20 m of the retreating face.

The three internal ramps used to access the ore are shown in a projection in Figure 1.2. Waste accesses are developed in the footwall to provide access for backfill directly off the main ramp systems east and west along strike.

MAG Silver Corp.	2024 Annual Information Form

Figure 1.2         Access development composite plan layout (over three production levels)

Source: Fresnillo 2023.

Note: Projection and not to scale.

Truck haulage is currently used for transporting ore and waste from the mine workings to surface. It is planned to purchase and install a conveyor in the conveyor ramp from 2024 to 2025 as the primary life-of-mine method for transporting ore to the process plant. Until the conveyor is installed and fully operational, ore is continuing to be trucked to surface.

Once the conveyor is in place, ore will be trucked to an ore pass feeding the underground crusher, which is located on 1950 RL, from where it will be transferred to surface via the conveyor (base at 1940 RL). The decline portal for the conveyor is near the processing plant location in the Linares valley.

All waste not placed directly in stopes has been planned to be trucked to surface via the twin main access declines, where it will be stockpiled and later used for backfilling stopes as they are mined out.

The ventilation system for Juanicipio is designed as a ‘pull’ system, with primary exhaust fans located on surface at the top of each of the two primary exhaust raises. The crusher and tipple are planned to be ducted to an exhaust raise and through to surface. The conveyor decline is planned to exhaust both to the conveyor portal and to the crusher exhaust raise. This ensures that the conveyor decline is ventilated independently. Fresh air is delivered into the mine from the two main declines as well as fresh air raises from surface. Fresh air is distributed underground through the declines as well as internal fresh air raises. Internal return air raises carried with the production ramps connect to a dedicated exhaust airway and the return air raises to surface. The Juanicipio Mine design includes an underground workshop at 1850 RL with fuel bay, and an underground magazine at 1920 RL. As such, some fresh air will be supplied to these areas, with the exhaust from each location reporting to a dedicated return air raise.

MAG Silver Corp.	2024 Annual Information Form

Figure 1.3 is an illustration of the mine as a whole, showing the as-built development, the conveyor route to surface, and the twin decline access ramps.

Figure 1.3         Overall mine layout

Source: AMC, 2024.

Note: Not to scale.

During pre-production all mobile equipment for development was supplied by a contractor. Since production has begun, stoping has been undertaken by the owner while all development has remained with contractors. An estimate of the mobile equipment fleet requirements was developed based on meeting the demands of the development and production schedule.

Equipment has been selected based on projected productivities, but also considering the practical travel distances between mining zones. As the time to travel from one zone to another could be significant, the planned fleet size for the major pieces of development and production equipment has been based on most pieces being dedicated to a single mining zone. The haul truck fleet sizes, however, have been based on projected ore and waste tonnages as well as the haulage distances to each destination.

Development and production cycle times were evaluated to assist in the determination of the overall mining fleet. A typical development cycle analysis included consideration of jumbo drilling, face charging, mucking, scaling, and bolting, as well as intersection cable bolting, scaling, and shotcreting as required. A typical production cycle analysis consisted of longhole drilling, stope charging, mucking, and backfilling.

MAG Silver Corp.	2024 Annual Information Form

Labour requirements are based on an operating schedule of two, 12-hour shifts per day, 350 days per year. This is reduced to approximately 17.0 effective working hours per day after considering travel time, lunch breaks, pre-shift meetings, and other miscellaneous breaks. The workforce estimates have been largely based on operating experience to date and on a productivity analysis of underground activities and the physical requirements of the mine schedule. The underground workforce, as well as geology and survey, is made up of three rotations working a 10-days on and 5-days off schedule. Other technical support staff, mining supervisors and general and administration employees operate on a 5-day per week working schedule. The underground crew numbers are based on the equipment requirements to complete the work as planned. Additional personnel are included to cover absenteeism.

Personnel numbers will fluctuate over time to some extent as per the development and production schedule requirements. Peak total for the mine at full production is estimated to be approximately 1569, with a maximum number on site during the day shift.

Mineral Processing

The Juanicipio processing plant commenced operation in March 2023. Prior to that date, Juanicipio ore was largely processed at the neighbouring Saucito plant.

The Juanicipio plant has a nominal capacity of 4,000 tpd and consists of a comminution circuit with primary crushing and a semi-autogenous grinding mill and ball mill, followed by sequential flotation to produce a silver-rich lead concentrate, then a zinc concentrate, and then a gold-silver-bearing pyrite concentrate. Ultimately, ore crushing will be at an underground crusher, with delivery to the mill stockpile via a conveying system that will exit the mine at the portal adjacent to the mill.

The separate lead, zinc, and pyrite concentrates are thickened, filtered, and stockpiled. Lead and zinc concentrates are stored in separate concentrate storage areas with capacity for seven days of operation. The shipment of concentrates is carried out from Monday to Saturday using a front-end loader and specialized concentrate trucks, which transport the concentrates directly to a smelter or to a port or rail system for onward shipment.

Pyrite concentrates are similarly stored, with a first successful concentrate shipment recently achieved. The Qualified Person notes that the process to produce pyrite concentrates has been in an optimization phase.

Total plant feed for the plant operating period from March to December 2023 was 956,914 t. Average grades for the period were 1.28 g/t Au, 489 g/t Ag, 1.20% Pb, 2.14% Zn, and 6.23% Fe. Average planned grades from Juanicipio mining for the period were 1.21 g/t Au, 434 g/t Ag, 1.10%Pb, and 1.99% Zn.

Gold, silver, lead, and zinc recoveries averaged 69.4%, 87.6%, 89.9%, and 90.5%, respectively, for the March to December 2023 period, compared to planned values of 75.8%, 87.1%, 86.3%, and 74.5%, respectively.

Commissioning and ramp-up have generally gone well, with the plant achieving designed throughput and designed silver, lead and zinc recoveries and concentrate grades. Gold recovery has improved as ramp-up and circuit optimization have progressed, with 71.4% being achieved in December 2023. The Qualified Person notes that, as of February 2024, the Knelson centrifugal concentrator to recover some of the gravity recoverable gold and silver early in the process flow is functioning, with full implementation imminent. The Qualified Person also acknowledges the continuing testing and process development being conducted by the plant’s operators to improve all processing aspects, including for gold recovery, and recommends continuation of the program.

Average mill recoveries of payable metal used to estimate revenue in the financial model are summarized in Table 1.4.

Table 1.4         Mill recoveries

	GOLD	SILVER	LEAD	ZINC
Mill recovery	78.0%	83.8%	87.0%	72.1%

MAG Silver Corp.	2024 Annual Information Form

Project Infrastructure

A 6.5 km access road, mostly over hilly terrain, accesses the main declines portal site from the mill, with the plant site being connected to the main highway by a 1.4 km road. Both the 1.4 km two‑lane sealed road, which is suitable for use by heavy vehicles, and the access road to the main portals area are fully constructed and in operation.

Power is currently supplied to a main substation at the processing site via a 115 kilovolts (kV) overhead power line connected to the state-owned power grid. From the mill, a 13.2 kV power line has been extended to the conveyor drive, with a similar line to the main mine portals location. Fibre-optic cable has been installed from the mill control room to the underground mine via the conveyor decline and via the mine overland power line, which extends past the entrance to the conveyor decline and out to the underground mine main portal area. The fibre-optic cable fed into the underground mine from two locations provides some redundancy and greater communications reliability.

With completion of a Reverse Osmosis plant in 2023 and optimizing the consumption of treated municipal wastewater, all process water requirements are satisfied through the exclusive use of treated wastewater, thus eliminating any freshwater requirements from third parties. There are two additional wastewater treatment plants on site to reuse service water for dust control and irrigation of green spaces on the Juanicipio property. Potable water is purchased from local providers as required.

Detailed design of the tailings storage facility (TSF) for Juanicipio was undertaken by Knight Piésold. It is estimated that the Juanicipio processing plant will produce approximately 12.2 Mt of tailings for surface storage over the anticipated mine life of approximately 13 years. Mill tailings will be discharged to a TSF which has a total volume capacity of approximately 8.5 Mt as currently designed. It is envisaged that the remaining required tailings storage will come from potential deepening of the Cell 2 basin (currently being pursued), a future expansion to the TSF through construction of an adjacent cell, and / or from a vertical raise of the dam.

The TSF is designed for two construction and operational phases. Stage 1 will be constructed to a crest elevation of 2,217 m above mean sea level (“amsl”) and will have a maximum height of approximately 33 m. Stage 1 consists of two adjacent cells, Cell 1 to the west and Cell 2 to the east, that share an intermediate berm between the two. When the facility is at its ultimate configuration, Stage 2, the maximum height of the dam will be approximately 38 m, with a crest elevation of 2,222 m amsl. The Stage 1 dam may be considered a starter dam, encircling three sides of the geomembrane-lined tailings storage basin; the fourth side of the facility is created by the natural hillside slope. Only the outer dam will be raised during Stage 2 construction, thus the intermediate berm between Cells 1 and 2 will be covered with tailings during Stage 2 operations. For both the Stage 1 and Stage 2 configurations, the upstream and downstream slopes of the dam are designed to 2.5:1.0 H:V, with a crest width of 10 m.

The Juanicipio TSF features a homogeneous dam (i.e., non-zoned) founded upon native materials. Following site stripping, foundation preparation consists of removing all unsuitable soil strata (i.e., loose, caliche-rich) until reaching a competent layer as determined by site engineers. The dam contains a basal drainage system, consisting of a blanket drain built below the downstream portion of the dam to control potential seepage. Seepage that reaches the blanket drain is conveyed to collection drains along the outer perimeter of the dam, and then discharged into geomembrane-lined collection ponds. Seepage collected in the ponds is recirculated to the TSF, to the processing plant, or, as permitted by geochemical testing and regulations, discharged directly into the downstream environment.

Surface water management at the TSF is facilitated primarily by two non-contact diversion channels, one along the east side of the dam and the other along the south end and west sides of the facility. The channels are verified to accommodate run-on from the 1,000-year storm event as required by Comisiόn Nacional de Agua (“CONAGUA”). The east diversion channel is concrete-lined and the south/west channel is geotextile and riprap lined to deter erosion. Both channels feature energy dissipators at their termini prior to flow discharging into the downstream native environment. The TSF does not contain an operational spillway as it has been designed to store rainfall and run-on associated with the 72-hour probable maximum precipitation (“PMP”).

MAG Silver Corp.	2024 Annual Information Form

Underground Infrastructure

The ore handling system is based around a nominal 4,000 tpd production capacity, approximately equivalent to 216 tonnes per hour (tph) over a 24-hour period, based on a capacity factor of 1.3. This allows for excess capacity in the ore handling system relative to any potential disconnection between the mine and mill. Ore is currently trucked to surface and then to the mill stockpile. Once the conveyor system to surface is in operation, ore transport from various mining levels will be by truck haulage to the crusher on 1950 RL. The crushed material will then be placed on a load-out belt that feeds the first of two sequential underground conveyors that bring the material to surface. At surface, a third conveyor delivers the material to an 8,000 tonne capacity stockpile that is adjacent to the mill.

Later in the mine life, an internal shaft (“winze”) may be considered to allow hoisting of crushed ore from the loading pocket on 1300 RL up to the loading bin on 1950 RL. From there, the ore would be conveyed out of the mine via the existing conveyor system. An alternative arrangement using vertical conveyors is also being evaluated. Access to the top of the proposed winze or vertical conveyor is already developed. The selected hoisting facility would accommodate the production capacity of 1.4 Mtpa, with spare capacity built-in.

Development waste is either hauled to surface by trucks via the twin access declines or placed directly into stopes as backfill. All waste hauled to surface to date is stored near the current portal and has been largely used for construction material. As mining progresses, additional waste required for subsequent backfilling is planned to be delivered down a waste pass driven as close to the deposit as practicable, and then distributed to the stopes.

Separate explosives magazines have been developed for detonators and high explosives (ANFO and packaged emulsion explosives). The primary explosives magazine has a concrete floor and is fitted with an overhead manual lifting system for handling bulk ANFO explosive. The explosives magazines are located on 1920 RL.

Although the main maintenance workshop is located on surface, all major scheduled planned maintenance and rebuilds will take place in the underground workshop. The underground workshop is located on 1850 Level and has multiple service bays with overhead cranes. The workshop is also being fitted with lunchroom, workstations, communications room, and emergency facilities.

Mobile electrical compressors supply compressed air for the underground operations and primary equipment such as longhole drills have their own mobile compressors. The main compressor is located near the No 2 fan on surface above the portals of the twin declines. Air supply to the underground workshop is from this compressor via the main decline.

Refuge station chambers with 30-person capacity are used for emergencies; these chambers are portable for flexibility of location at the most appropriate areas of the mine.

The groundwater inflow into the mine was estimated using pre-drilling ahead of ramp development. SRK conducted the groundwater studies and provided the predrilling program. There are two temporary pump stations already in operation that together can handle 2,500 gallons per minute (gpm). The main pump station on 1850 Level has three pumps installed with a fourth available on stand-by. The current capacity is 5,000 gpm. A second permanent pump station is planned for 1650 Level that will pump to the 1850 Level station. A further main pump station is planned for the bottom of the mine (1250 Level) with a capacity of 2,500 gpm. It is estimated that the current and planned pump stations should provide sufficient capacity for the life of the mine.

The overall plan for handling groundwater is an advanced dewatering strategy that will largely depend on accessing the lower levels of the mine well ahead of stope production. This early development approach provides a means for installing a series of dewatering holes and sumps that will dewater sections of the mine prior to production mining. The risk of flooding will be partially mitigated by this early development strategy and by the provision of spare pumping capacity.

In 2023, the majority of Juanicipio process and operational water requirements was sourced from dewatering underground workings, with the water used primarily for mine development and dust control. Juanicipio also purchased potable well water from third parties for mine development and domestic use.

MAG Silver Corp.	2024 Annual Information Form

Environmental, Permitting, and Social Aspects

Environmental investigations included baseline assessments and initial studies required under Mexican Environmental Laws, inclusive of a Regional Environmental Impact Statement (MIA-R).

The mine is in a region that hosts several significant mining operations where the community is accustomed to mining activities. The Qualified Person is not aware of any environmental permitting or licensing requirements to which the Juanicipio property has been or will be subject other than the normal mine permitting and licensing requirements as set forth by the Mexican Government.

Fresnillo, on behalf of Minera Juanicipio, has confirmed that the project does not have any environmental obligations or liabilities identified to date.

Key permits and licenses for the project are in place and Fresnillo has indicated that all the land included in the design and operation of the Juanicipio Mine has been purchased. There is no further expected requirement in this regard.

Climate change aspects were not specifically addressed in the Mineral Reserve estimation, but the Qualified Person considers that, for Juanicipio, any impacts would not have a material effect.

Project Development and Production Schedule

Underground production of mineralized development material at Juanicipio commenced in the third quarter of 2020 and commercial production was declared in mid-2023. Mine operations are still in a ramp-up stage.

Nameplate processing capacity of 4,000 tpd was achieved in Q3 2023, with mine ore production averaging about 3,700 tpd in the latter part of the year (approximately 1.3 Mtpa). Optimization and efficiency improvements are to be worked on in 2024.

The productivity assumptions used for scheduling are shown in Table 1.5.

Table 1.5         Productivity assumptions

ACTIVITY	UNIT	VALUE
Ramp development rate	m/month	90
Lateral development rate	m/month	50
Vertical development and surface raises	m/month	200
Stope production (longhole stopes)	t/day/stope	850
Stope production (cut and fill stopes)	t/day/stope	850
Backfill	t/day/stope	350

Source: Fresnillo, 2023.

All scheduling is carried out using Enhanced Production Scheduling (EPS) software. During the EPS scheduling, additional dilution ranging from 1% to 5% for mucking and other sources, as well as mining recovery factors are applied (95% for longhole stoping and 98% for cut and fill). Stopes are then checked for economic viability (above cut-off) and any uneconomic stopes removed from the mine plan and Mineral Reserve estimate.

The EPS production schedule is summarized in Table 1.6. The schedule provides a sequence of mining events that are driven by defined constraints. The Qualified Person notes that, for the Juanicipio Economic Analysis, the EPS schedule has been adjusted to include actual values for 2023. The Qualified Person also notes that, for the LOM total values, there are only minor and non-material differences between those in the Ore Reserve estimate and those in the production schedule.

MAG Silver Corp.	2024 Annual Information Form

Table 1.6         EPS production schedule by year

DESCRIPTION	2023	2024	2025	2026	2027	2028	2029
Ore tonnes (t)	360	1,285	1,303	1,294	1,300	1,318	1,297
Au (g/t)	1.26	1.45	1.50	1.59	1.53	1.93	1.65
Ag (g/t)	620	403	373	300	287	198	155
Pb (%)	1.62	1.44	1.57	2.18	3.09	3.46	3.03
Zn (%)	3.27	2.76	2.70	3.71	5.10	6.15	5.39
Fe (%)	6.67	6.46	6.77	7.33	6.88	6.54	6.76
Description	2030	2031	2032	2033	2034	2035	Total
Ore tonnes (t)	1,308	1,309	1,308	1,302	1,272	702	15,356
Au (g/t)	1.61	1.66	1.61	1.51	1.37	1.72	1.58
Ag (g/t)	198	169	200	245	135	172	248
Pb (%)	2.97	2.65	2.82	3.13	2.72	3.11	2.64
Zn (%)	4.89	5.20	4.92	5.75	5.87	6.15	4.80
Fe (%)	6.65	6.56	6.58	6.10	5.39	6.38	6.54

Source: Fresnillo, 2023.

Project Capital Costs

AMC completed a capital cost estimate as part of the 2018 study work. Since then, Fresnillo has advanced the project through detailed engineering, project construction, and initial mine development and stoping leading to achievement of commercial production in mid-2023. Internal estimates for the remaining Juanicipio capital, inclusive of sustaining capital and as of 31 May 2023, total $453 M. A summary of projected capital costs is shown in Table 1.7.

Table 1.7         Summary of projected capital costs

AREA	TOTAL ($M)
Total remaining project capital costs	40
Total sustaining capital costs	413
Total LOM capital	453

Note: Numbers may not compute exactly due to rounding.

Site Operating Costs

The operating costs used for the evaluation of project economics are based on actual operating costs and benchmark costs for similar operations in the area. Average LOM operating costs from the latest cost model for the 2023 Mineral Reserves are summarized as follows:

●	Mining - $63.32/t ore.
●	Processing - $12.15/t ore.
●	General and Administration- $10.38/t ore.
●	Total operating cost - $85.85/t ore.

For cut-off purposes, the average cut-off values used were $122/t for longhole stopes and $150/t for cut-and-fill stopes to also cover the LOM sustaining capital costs for mining, processing, and G&A; and the operating management fee (totalling $36/t). Similarly, marginal cut-off values generally above $93/t for longhole stopes and $121/t for cut-and-fill stopes were used.

Offsite Costs (Concentrate Transport, Treatment, and Refining Costs)

Market contracts are in place for the Juanicipio ore. Lead and zinc treatment charges of $198/dry metric tonne (dmt) concentrate and $320/dmt concentrate, respectively, are applied. Freight costs are $37/wet metric tonne (wmt) and $36/wmt for the lead and zinc concentrate, respectively. Refinery costs of $17/oz for gold and $1/oz for silver are also incorporated into the NSR calculations.

MAG Silver Corp.	2024 Annual Information Form

A first delivery of pyrite concentrate to an overseas buyer was recently achieved. The terms for that shipment included payment for 50% of the final silver and gold content in the concentrate. The same terms have been assumed for the economic assessment in the 2024 Technical Report.

Taxes

The tax provisions include a conventional profit-based tax using the 30% corporate tax rate currently in effect. A 7.5% special mining duty is applied on earnings after allowable expenses and before taxes, and a 0.5% gross revenue royalty is applied on all gold and silver revenues.

Projected Sales

Project economics have been assessed using the following metal prices, which were selected after discussion with Fresnillo and MAG Silver representatives and referencing current market and recent historical prices, values used in other recent mineral projects reporting on SEDAR+, and forecasts in the public domain:

●	Silver price = $22.00/oz
●	Gold price = $1,750/oz
●	Lead price = $1.00/lb
●	Zinc price = $1.15/lb

Existing terms of current concentrate sale agreements have been assumed for the economic assessment. For the purposes of this report, it is assumed that all lead, zinc, and pyrite concentrates over the LOM are transported to Torreón, Mexico for smelting.

Economic Analysis

All dollar values are considered constant and are in US dollars ($) unless otherwise stated. The cost estimate was prepared with a base date of Year 1 (2023) and use constant Year 1 dollars (no inflation). For net present value (NPV) estimation, all costs and revenues are discounted at 5% from the base date. An exchange rate of MXP19:US$1, a corporate tax rate of 30%, special mining duty of 8.5%, and 1% gross gold and silver revenue royalty have been assumed.

To facilitate assessment of economic viability, production physicals from the EPS schedule as of 31 May 2023 were uploaded into a simplified economic model. The start date for the economic analysis is 1 June 2023, with all discounted metrics reflecting that start date. For simplicity, the period June to December of 2023 is treated as a full year when applying discounting. The economic model includes current estimates for LOM capital and operating costs. 2023 ore production and operating cost values in the economic model are ‘Actuals’ from June to December as indicated by Minera Juanicipio monthly reports. The results of the analysis show that the project continues to maintain positive and robust economics.

MAG Silver Corp.	2024 Annual Information Form

Table 1.8 provides a summary of the key inputs and results of the economic analysis. Over a 13‑year operating life, the mine is projected to generate approximately $1,656M pre-tax NPV and $1,224M post-tax NPV at 5% discount rate.

Table 1.8         Key inputs and results of economic analysis

JUANICIPIO DEPOSIT	UNIT	2023 LOM EVALUATION
Total ore	kt	15,356
Gold grade[1]	g/t	1.58
Silver grade[1]	g/t	248
Lead grade[1]	g/t%	2.64
Zinc grade[1]	%	4.80
Gold recovery[1]	%	84.4
Silver recovery[1]	%	86.6
Lead recovery[1]	%	86.8
Zinc recovery[1]	%	72.3
Gold price	$/oz	1,750
Silver price	$/oz	22.00
Lead price	$/oz	1.00
Zinc price	$/lb	1.15
Lead price	$/lb	1.00
Gross revenue	$M	4,879
Selling costs[2]	$M	773
Management fee	$M	158
Capital costs	$M	453
Operating costs (total)[3]	$M	1,318
Operating costs (total)[3]	$/t	85.85
Cumulative pre-tax net cash flow[4]	$M	2,116
Cumulative post-tax net cash flow[4]	$M	1,570
Pre-tax NPV @ 5% discount rate[5]	$M	1,656
Post-tax NPV @ 5% discount rate[5]	$M	1,224

Notes:

●	Numbers may not compute exactly due to rounding.
●	Exchange rate MXP19:US$1. Metal prices: gold - $1750/oz; silver - $22/oz; lead - $1.00/lb; zinc - $1.15/lb.

1 Life-of-mine (LOM) average recoveries to concentrates.

2 Selling costs include penalties, treatment, transportation, and refining costs.

3 Includes mine operating costs, milling, and mine G&A.

4 Undiscounted from 1 June 2023. Cash flow after employee profit sharing benefit (PTU).

5 Discounted from 1 June 2023. Depreciation expenses of $453 M (for the remaining project and sustaining capital), and sunk costs of $840 M (prior to 31 May 2023) are recognized in the tax calculations.

Interpretations, Conclusions, and Recommendations

Drilling

In the opinion of the Qualified Person, the drilling strategy and procedures used by Fresnillo on the Juanicipio property conform to generally accepted industry best practices and are suitable for this deposit. The drilling information is sufficiently reliable, and the drilling pattern is sufficiently dense to interpret with confidence the geometry and the boundaries of silver, gold, zinc, and lead mineralization in the Valdecañas vein system, and the Juanicipio vein. All diamond drill core sampling has been conducted by appropriately qualified personnel under the direct supervision of appropriately qualified geologists.

The Qualified Person is not aware of any drilling, sampling, or recovery factors that could materially impact the accuracy and reliability of diamond drilling results from the Valdecañas vein system, or the Juanicipio vein.

MAG Silver Corp.	2024 Annual Information Form

Sample Preparation, Analyses, and Security – QA/QC Recommendations

Fresnillo has recently implemented a quality assurance and quality control (“QA/QC”) program that combines key elements to monitor accuracy, precision, and sample contamination during sample preparation and analysis. The Qualified Person makes the following recommendations for future QAQC programs:

●	General QA/QC
■

Increase insertion rates for all QA/QC sample types as necessary to meet industry standards and develop a procedure to ensure that QA/QC samples are included in each batch of samples submitted to the laboratory.

■	Create a standard operating procedure (SOP) that outlines the actions to be taken for QA/QC failures.
■	Establish a ‘table of failures’ that documents warnings, failures, and remedial actions taken for all QA/QC sample types.
●	Standard reference materials
■

Insert additional SRMs to cover a wider range of grades. For each economic metal, the Qualified Person recommends the use of SRMs with values at the approximate cut-off grade of the deposit, at the approximate expected grade of the deposit, and at a higher grade. The current suite of SRMs used at Juanicipio do not cover the approximate expected Au, Ag, or Zn grades, and an SRM with a Zn grade higher than the approximate expected grade of the deposit is not used. Additional SRMs should be used that cover these values.

■	Plot SRM data over time to check for potential bias and instrumental drift.
■

Review SRM results using control charts as well as on a batch-by-batch basis. Re-assay sample batches where the SRM value is greater than three standard deviations from the expected value declared on the assay certificate. Investigate sample batches containing consecutive SRMs with results outside of two standard deviations of the expected value.

■	Ensure that insertion rates for SRM samples meet industry standards (5 –6%).
●	Blank samples
■	Establish a protocol for the remedial action to be taken to address sample batches with failed blanks.
■	Adjust sampling procedures so that blank samples are included immediately after visible high-grade mineralization.
■	Consider adding coarse blank material to the QA/QC sample suite. This would allow for better monitoring of contamination during sample preparation.
■

Consider inserting blank material that is certified for Ag, Pb, and Zn. Contamination is currently only monitored for Au, but it is important to monitor contamination for all analytes given their high grades.

■	Consider reducing the blank failure limit to 2x LLD.
●	Duplicate samples
■	Develop a procedure that allows for selection of the majority of duplicate samples from visibly mineralized zones that are likely to exceed 15x LLD.
■	Request detail on the pulp sub-sampling process to understand possible sampling errors.
■	Submit duplicate samples in the surface diamond drill sample stream. All QA/QC sample types should be submitted for all sample streams to ensure that the data can be properly assessed.
●	Umpire samples
■

Include SRM and pulp blank samples with umpire sample submissions. Ensure that these SRM and blank samples are identified as umpire QA/QC samples in the database so that they can be reviewed independently of other SRMs and blanks.

■	Submit umpire samples in the mine diamond drill sample stream.
■	All QA/QC sample types should be submitted for all sample streams to ensure that the data can be properly assessed.

Sample Preparation, Analyses, and Security - Conclusions

The Qualified Person considers sample preparation and analytical and security protocols employed by Fresnillo to be acceptable. The Qualified Person has reviewed the QA/QC procedures used by Fresnillo including certified reference materials, blank, duplicate and umpire data and has made some recommendations. The Qualified Person does not consider these to have a material impact on the Mineral Resource estimate and considers the assay database to be adequate for Mineral Resource estimation.

MAG Silver Corp.	2024 Annual Information Form

Data Verification

The Qualified Persons consider the assay database to be acceptable for Mineral Resource estimation.

Mineral Resources Interpretation and Conclusions

Six veins have been estimated. All are classified as Inferred except for portions of the Valdecañas vein, which have been classified as Measured and Indicated. The development of the underground operation with dense drilling and underground sampling has enabled the classification of Measured Resources on this vein for the first time. Measured material consists of 8.5% of the Measured and Indicated material on this vein.

Since the last Mineral Resource reported by MAG in 2018, Measured and Indicated tonnes have increased by 32.5%. Average LOM silver grades have decreased by 27.4% and average gold grades have decreased by 11.4%; average lead and zinc grades have increased by 37.0% and 44.6% respectively. This reflects additional drilling in the lower, more base-metal-rich part of the deposit.

Inferred tonnes increased by 15.8%. In the Inferred category, silver grades have increased by 1.7%, lead grades have decreased by 2.0% and zinc grades have increased by 30.8%. The gold grades decreased in the Inferred Resource by 26.4%.

In regard to the management of the current Mineral Resource, reconciliation from the resource model to the short-term model and to what is actually produced is recommended to be pursued further.

Mineral Resource Estimate Recommendations

●	Use estimation parameters that ensure a minimum of two samples and two drillholes inform each block for the Venadas and Juanicipio veins.
●	Evaluate and document the effect of the inclusion of channel samples on the grade estimates.
●	Carry out reconciliation between production and local estimates.
●	Assess method to more clearly demonstrate reasonable prospects for eventual economic extraction.
●	To give greater certainty to the plan, carry out in-fill drilling prior to the delimitation of the production stopes and, as far as possible, achieve a distance between holes of 35 to 50 m.
●	Ensure that geology is incorporated in any detailed short-term modelling and delineation.
●	Continue drilling to depth in the Valdecañas veins.
●	Continue drilling from the upper part of the Ramal 1 development to confirm vein continuity.

These items would be budgeted as part of the mine operating costs.

MAG Silver Corp.	2024 Annual Information Form

Recommended exploration work is shown below in Table 1.9, along with estimated costs. The work is to be carried out by two groups: Operations and Exploration.

Table 1.9         Proposed program and cost estimate*

ACTIVITY	PROPOSED PROGRAM	METRES	COST (US$)
Drilling	Operational division	33,000	3,017,000
Other Expenses			104,000
Assay			564,000
Other			174,000
Drilling	Exploration division	17,000	3,548,000
Other expenses			666,000
Assay			186,000
Total		50,000	8,258,000

*Note: Totals may not compute exactly due to rounding.

Mineral Reserve Estimate Interpretations, Conclusions, and Recommendations

Mineral Reserves are reported at an NSR cut-off value of $122 for longhole stoping and $150 for cut and fill. Mineral Reserves are based only on Measured or Indicated Resources. The total Proven and the Probable Mineral Reserves are:

●	15.36 Mt at average grades of 1.58 g/t Au, 248 g/t Ag, 2.64% Pb, and 4.80% Zn.

Relevant dilution and mining recovery factors have been applied in the estimation of Mineral Reserves.

The Qualified Person considers that the Reserves for Minera Juanicipio as stated herein are consistent with industry standards and are suitable for public reporting purposes.

In regard to the Mineral Reserves, the following recommendations are made:

●

Consider streamlining the COG definition process. The Qualified Person considers the estimation process for COG that uses a variable trucking cost component to be relatively complex, without making a material difference.

●	Mining operations are ramping up to full production. It is recommended that full acknowledgement be given to actual costs for steady-state operations going forward.
●

Recognizing that the mine is now milling ore through the Juanicipio plant, it is recommended that process recoveries specific to plant steady-state operation are well recorded and are used in future Mineral Reserve estimation.

Mining Interpretation, Conclusions, and Recommendations

●	The mine is accessed by two main declines and a conveyor decline. Procurement and installation of the conveyor in the decline will occur in 2024 to 2025.
●	Mechanized longhole stoping with waste backfill has been selected as the main mining method. Some cut and fill stopes are planned for thinner veins or poor ground conditions.
●	Trade-off studies have identified that conveying the ore directly to the process plant from underground is economically and operationally advantageous compared to other arrangements.
●	Evaluation of the production rate and scheduling indicates that the deposit supports a plan of approximately 4,000 tpd.
●

All waste will be tipped directly into stopes or trucked to surface. There will be a deficit in the amount of waste required for backfilling estimated to be 4.2 Mt. It is assumed that additional waste will be mined from a small surface pit and dropped down a waste pass for distribution to the stopes.

●	Approximately 15.4 Mt of ore is projected to be mined and processed over the currently envisaged mine life of 13 years.

MAG Silver Corp.	2024 Annual Information Form

●	Initial development and all development over the mine life has been or will be completed by contractors. All stoping operations will be completed by the owner - this includes all waste rock filling.
●	Blasting will be undertaken primarily with ANFO and non-electric detonators. In conditions that are wet, package emulsion explosives will be utilized.
●	The ventilation system for Juanicipio is designed as a ‘pull’ system with primary exhaust fans located on surface at the top of each primary exhaust raise.
●

With the infrastructure airflow and leakage and balancing allowances the total airflow determination based on the projected diesel fleet size is 550 m3/s, whilst currently, 491 m³/s is being circulated.

●	The mine is using modern trackless mobile equipment for the development and stoping operations.
●

The peak number of personnel is projected to be 1,569, inclusive of a peak number for contactor employees projected to be 1,056. Labour requirements are based on an operating schedule of two, 12-hour shifts per day, 360 days per year.

●

The underground workforce, as well as geology and survey, is made up of three rotations working a 10-days on (5-day shifts and 5-night shifts) and 5‑days off rotation. Other technical support staff, mining supervisors and general and administration employees work a 5-day per week schedule.

●	An underground waste materials balance study is recommended to further assess options for the backfill deficit.
●	A backfill study is recommended to further assess options for pillar recovery and tailings disposal.
●	As the planned strategy for ventilation of the conveyor and crusher has recently changed, a review is recommended to confirm the overall ventilation strategy for the medium to long term.

Geotechnical

In regard to geotechnical aspects, the following recommendations are made:

●	Conduct stope reconciliation and identify the root cause of overbreak and underbreak and optimize future stoping design criteria.
●	Focus on drilling and blasting practices to minimize the blasting effects of overbreak and dilution.
■	Optimize drill and blasting design, particularly for Poor ground and adverse structures.
■	Develop and implement a robust QA/QC procedure to improve drilling accuracy and blasting quality.
■	Improvements to drilling and blasting with stand-off of approximately 1.0 m from the. CMS fill shape will reduce the blast damage dilution and increase the stability of the exposed fill.
●

Before assessing stability of future raises and required support, specific geotechnical drilling should be undertaken along the centreline of the selected sites and a thorough analysis of rock mass and discontinuity properties should be made. A detailed core logging program would be an integral part of each raise assessment.

●	Ground improvement options should be considered for raise stability, as required.
●

Update Ground Control Management Plan (“GCMP”) to reflect the current ground control practices at Juanicipio. All key aspects of lithology, structures (major and minor), geotechnical model, rock mass characterization, geotechnical design criteria for ground support and stope design, monitoring and QA/QC should be included in the GCMP.

●	Optimize ground support and improve ground support design particularly for Poor ground.
■	Consider replacing mesh and plain shotcrete with fibrecrete to increase productivity and cost reduction.
■	Improve configurations for reinforced rib shotcrete (light frame) and spiling.

Infrastructure Interpretation, Conclusions, and Recommendations

●	A 6.5 km access road, mostly over hilly terrain, accesses the underground main declines portal area from the mill, with the plant site being connected to the main highway by a 1.4 km road.

MAG Silver Corp.	2024 Annual Information Form

●	Power supply is to a main substation at the plant site via a 115 kV overhead power line from a pre-existing power line located to the north of the Juanicipio property.
●	Service water is generated at site by reverse osmosis process. Raw sewage water is treated on site prior to use.
●	Potable water is purchased from local providers as required.
●

All mill tailings will be discharged to the TSF, which has a total projected volume of approximately 8.5 Mt in its ultimate configuration. Stage 1 – Cell 1 of the TSF is currently in operation with limited remaining capacity. Stage 1 – Cell 2 of the structure is partially constructed and will be finished when the necessary permit is obtained. During the period in which Cell 1 is at maximum storage capacity and Cell 2 construction has not been finished, tailings from the Juanicipio processing plant will be pumped to the neighbouring mine TSF. Stage 2 will be constructed following the construction of Stage 1 – Cell 2, providing additional storage capacity via a downstream raise of the dam. The remaining estimated requirement for an additional 3.7 Mt of tailings storage will come from an expansion to the TSF via a vertical raise or an additional cell.

●

Dewatering will be via two main pump stations capable of handling 5,000 gpm. Drilling ahead of the advancing ramps has indicated no major water bearing structures. It is estimated that this should be sufficient capacity for the life of the mine.

●	The risk of flooding will be partially mitigated by this early development strategy and by the provision of spare pumping capacity.
●

Mobile compressors supply compressed air for underground operations, and primary equipment, such as longhole drills, have their own mobile compressors. The main compressor is located near the No 2 fan on surface above the main portal area and twin declines.

The Qualified Person considers that current infrastructure and plans for future additions and adjustments are appropriate to support the Juanicipio Mineral Reserves and their extraction.

In regard to infrastructure, the following recommendations are made:

●	Consider opportunities to optimize the materials handling system for deeper ore with an aim of reducing operating costs.
●	Continue with advanced dewatering of the orebody to reduce the amount of heat introduced to the mine workings from ingress of hot groundwater.
●	Consider all options for necessary expansion of TSF capacity, with work to be completed in a timeframe that matches tailings disposal requirements.

Mineral Processing Interpretations, Conclusions, and Recommendations

AMC visited Juanicipio in February 2024 and conducted an inspection of the Juanicipio plant. The facility was observed to be clean, well maintained and being operated in a safe and orderly manner. A site-wide maintenance record-keeping, planning and execution system utilizing industry standard software is fully implemented.

The designed throughput rate for the Juanicipio plant is 4,000 tpd. Daily averages increased during the commissioning and ramping up of the new plant and have demonstrated achievement of designed performance.

Total gold recovery (before payables adjustment) averaged 69.4% for March to December 2023 compared to the planned value of 75.8%. However, recoveries have improved as ramp-up and optimization of plant circuits have progressed, with gold recovery (inclusive latterly of some gravity gold) in December 2023 averaging 71.4% (silver at 89.0%, lead at 93.5%, zinc at 94.9%).

Total recoveries for March to December 2023 (before payables adjustment) for silver, lead and zinc exceeded plan:

●	Silver recovery averaged 87.6% compared to the planned value of 87.1%.
●	Lead recovery averaged 89.9% compared to the planned value of 86.3%.
●	Zinc recovery averaged 90.5% compared to the planned value of 74.5%.

MAG Silver Corp.	2024 Annual Information Form

Excluding the start-up month of March 2023, lead content of lead concentrate exceeded the planned value of 33.75% and ranged from 38% to 52%. Zinc content was generally in the planned range from 4.84% Zn to 12.0% Zn and ranged from 7% to 14%.

Excluding the start-up month of March 2023, zinc content of zinc concentrate exceeded the planned value of 49.71% and ranged from 49% to 53%. Lead content generally met the planned limit of 1.31%.

Commissioning and ramp-up have generally gone well, with the plant achieving designed throughput and designed silver, lead and zinc recoveries and concentrate grades. AMC acknowledges the continuing testing and process development being conducted by the plant’s operators to improve all processing aspects, including for gold recovery, and recommends continuation of the program.

The pyrite circuit has initially been in an optimization phase, with delivery to, and acceptance of a first pyrite concentrate shipment by, an off-shore purchaser recently achieved.

TSF Interpretations, Conclusions, and Recommendations

Detailed design of the TSF for the project has been undertaken by Knight Piésold. It is estimated that the Juanicipio processing plant will produce approximately 12.2 Mt of tailings for surface storage over an anticipated mine life of approximately 13 years. Mill tailings will be discharged to the TSF, which has a total volume capacity of approximately 8.5 Mt, as currently designed. The remaining required tailings storage will come from potential deepening of the Cell 2 basin, a future expansion to the TSF through construction of an adjacent cell, and / or a vertical raise of the dam.

The TSF is designed for two construction and operational phases, denoted Stages 1 and 2. Stage 1 will be constructed to a crest elevation of 2,217 m amsl and will have a maximum height of approximately 33 m. When the facility is at its ultimate configuration, Stage 2, the maximum height of the dam will be approximately 38 m, with a crest elevation of 2,222 m amsl. The Stage 1 dam may be considered a starter dam, encircling three sides of the geomembrane-lined tailings storage basin; the fourth side of the facility is created by the natural hillside slope. The final facility will be completed via a 5 m downstream raise of the Stage 1 dam, known as Stage 2. For both the Stage 1 and Stage 2 configurations, the upstream and downstream slopes of the dam are designed to 2.5:1.0 H:V with a crest width of 10 m.

The Juanicipio TSF features a homogeneous dam (i.e., non-zoned) founded upon native materials. Following site stripping, foundation preparation consists of removing all unsuitable soil strata (i.e., loose, caliche-rich) until reaching a competent layer as determined by site engineers. The dam contains a basal drainage system, consisting of a blanket drain built below the downstream portion of the dam to control potential seepage. Seepage that reaches the blanket drain is conveyed to collection drains along the outer perimeter of the dam, and then discharged into geomembrane-lined collection ponds. Seepage collected in the ponds is recirculated to the TSF, to the processing plant, or, as permitted by geochemical testing and regulations, discharged directly into the downstream environment.

Surface water management at the TSF is facilitated primarily by two non-contact diversion channels, one along the east side of the dam and the other along the south end and west sides of the facility. The channels are verified to accommodate run-on from the 1,000-year storm event as required by CONAGUA. The east diversion channel is concrete-lined and the south/west channel is geotextile and riprap lined to deter erosion. Both channels feature energy dissipators at their termini prior to flow discharging into the downstream native environment. The TSF does not contain an operational spillway as it has been designed to store rainfall and run-on associated with the 72-hour PMP.

In regard to the TSF, the following interpretations, conclusions, and recommendations are provided:

●	Commitment is required for a TSF design expansion or new TSF facility for disposal of the projected 3.7 Mt of tailings additional to the current TSF capacity.
●

Site investigation work completed in 2023 indicated that the excavation of the Cell 2 tailings basin could be deepened to provide additional tailings storage and produce sufficient fill for the Stage 2 raise of the TSF. Conceptual engineering of the deepened Cell 2 basin by Knight Piésold suggests that more than a year of additional tailings storage could be added to the TSF. The Qualified Person notes that detailed engineering of the Cell 2 basin deepening has been authorized by Minera Juanicipio.

MAG Silver Corp.	2024 Annual Information Form

●

Cell 2 tailings basin deepening will only partially alleviate the requirement for additional TSF sufficient storage capacity to meet the life of mine tailings production. It is envisaged that the remaining required tailings storage will come from an expansion to the existing Juanicipio TSF through construction of an adjacent cell and / or from an additional raise of the dam. The Qualified Person recommends timely investigation, design, and planning for these options.

Economic Interpretation, Conclusions, and Recommendations

The economic assessment indicates strong economic viability for the Juanicipio Mine. Over a 13-year operating life, the mine is projected to generate approximately $1,656M pre-tax NPV and $1,224M post-tax NPV at 5% discount rate. Operating costs used for the economic evaluation are based on actual operating costs and benchmark costs for similar operations in the area. Total remaining capital expenditure is estimated at $453M.

The Qualified Person has reviewed the overall economics for Juanicipio and provides the following related recommendations:

●	Maintain focus on achieving steady-state operations as soon as practicable to achieve full financial and operational benefit.
●	Complete construction of the planned conventional conveyor as soon as practicable to minimize operating costs and assist in maintaining production and mill feed targets.
●	Re-evaluate the usage of vertical conveyors or other viable materials handling options as the mine goes deeper.
●

Further drilling and investigation work aimed at upgrading Inferred Mineral Resources is recommended to consolidate the design basis for the project and, in particular, plans for long term ore handling.

Risks

Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability. There is a degree of uncertainty attributable to the estimation of Mineral Resources. There are considerable Mineral Reserves estimated based on the Measured and Indicated Resources available, which substantially reduces the risk. However, until Mineral Resources are actually mined and processed, the quantity of mineralization and grades must be considered as estimates only. Any material change in quantity of resources, mineralization, or grade may affect the economic viability of the project.

Increasing operating costs may lead to a reduction in the economically viable Mineral Reserves and could, therefore, affect overall project economics. Careful attention to cost containment and optimization should be considered during operations.

Ground control and appropriate ground support regimes must always be at the forefront of the mine operating and management focus, and particularly in Poor ground areas and/or where faults are anticipated to be encountered.

Opportunities for Further Consideration Currently Excluded from Project Scope

Potential opportunities for the project include:

●	Inferred Mineral Resources have the potential to be converted to Indicated Mineral Resources through additional exploration work, some of which can be converted through near-term infill drilling.
●	Significant exploration potential exists within a large land package and a number of high priority drill targets.
●	The Valdecañas vein system is largely open at depth.
●	The Juanicipio vein is open to the west and to depth for further exploration.

MAG Silver Corp.	2024 Annual Information Form

Other Properties

The Company also holds interests in other early-stage exploration properties, including the Deer Trail Project and the Larder Project (see “General Development of the Business – Other Exploration Properties” above). The Company continues to evaluate other exploration opportunities both on currently owned properties and on new prospects.

DIVIDENDS

The Board will have the discretion to determine whether any dividends on the Company’s common shares will be declared, when dividends, if any, are deemed, and the amount of such dividends. While the Board has declared a dividend for holders of record on April 4, 2025, any decisions with respect to the declaration of future dividends will remain at the discretion of the Board and will depend on a number of considerations, including the Company’s results of operations and capital requirements, future earnings, availability of funds, as well as industry practice, and other factors deemed relevant by the Board.

DESCRIPTION OF CAPITAL STRUCTURE

The Company’s authorized capital consists of an unlimited number of Common Shares without par value and an unlimited number of Preferred Shares without par value, of which 103,449,740 Common Shares were issued and outstanding and no Preferred Shares were issued and outstanding as at March 21, 2025, the last business day immediately preceding the date of this AIF. All of the issued shares are fully paid and non-assessable.

Common Shares

A holder of a Common Share is entitled to one vote for each Common Share held on all matters to be voted on by the Company’s shareholders. Each Common Share is equal to every other Common Share and all Common Shares participate equally on liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, or any other distribution of the Company’s assets among the Company’s shareholders for the purpose of winding up its affairs after the Company has paid out its liabilities. The shareholders are entitled to receive pro rata such dividends as may be declared by the Board out of funds legally available therefore and to receive pro rata the remaining property of the Company upon dissolution. No shares have been issued subject to call or assessment. There are no pre-emptive or conversion rights, and no provisions for redemption, retraction, purchase or cancellation, surrender, sinking fund or purchase fund. Provisions as to the creation, modification, amendment or variation of such rights or such provisions are contained in the Business Corporations Act (British Columbia) and the articles of the Company.

Shareholder Rights Plan

On May 13, 2016, the Board approved a Shareholder Rights Plan (the “Rights Plan”) between the Company and Computershare Investor Services Inc., dated as of the same date. On June 15, 2016, the Rights Plan was approved by the shareholders of the Company at its annual and special meeting of shareholders, and by the TSX. On June 13, 2019, the shareholders of the Company reconfirmed and approved the Rights Plan, and on June 22, 2022, the shareholders of the Company approved an Amended and Restated Shareholder Rights Plan (the “Amended Rights Plan”), which will remain in full force and effect until the Company’s 2025 annual meeting of shareholders, being the third annual meeting of the shareholders following the June 22, 2022 meeting. At the Company’s 2025 annual meeting of shareholders, the shareholders will be asked to approve the renewal of the Company’s Amended Rights Plan. A copy of the Amended Rights Plan may be obtained by request in writing to the Company at Suite 770 – 800 West Pender Street, Vancouver, British Columbia, V6C 2V6, or viewed in electronic format at www.sedarplus.ca and at www.sec.gov.

MAG Silver Corp.	2024 Annual Information Form

MARKET FOR SECURITIES

Trading Price and Volume

The following table provides information as to the high and low prices of the Company’s Common Shares during the 12 months of the most recently completed financial year as well as the volume of shares traded for each month:

TSX

MONTH	HIGH (C$)	LOW (C$)	VOLUME
January 2024	14.04	$11.94	4,457,747
February 2024	12.61	$11.18	2,807,677
March 2024	14.33	$11.15	6,770,413
April 2024	18.11	$14.43	9,086,630
May 2024	19.30	$16.63	4,559,859
June 2024	18.88	$15.64	2,915,691
July 2024	19.41	$15.86	3,349,766
August 2024	19.65	$15.92	2,899,240
September 2024	20.91	$15.89	4,118,974
October 2024	25.36	$18.98	6,013,081
November 2024	24.14	$20.35	4,473,992
December 2024	22.94	$19.01	2,922,179

NYSE American

MONTH	HIGH (US$)	LOW (US$)	VOLUME
January 2024	10.56	$8.87	13,576,972
February 2024	9.43	$8.22	10,551,143
March 2024	10.60	$8.20	18,929,595
April 2024	13.25	$10.62	28,063,216
May 2024	14.30	$12.15	17,417,896
June 2024	13.80	$11.41	11,702,027
July 2024	14.11	$11.55	11,806,178
August 2024	14.15	$11.29	10,798,464
September 2024	15.54	$11.72	12,989,456
October 2024	18.27	$14.04	17,708,146
November 2024	17.36	$14.51	13,163,439
December 2024	16.26	$13.20	10,755,590

Prior Sales

During the financial year ended December 31, 2024, the Company issued the following securities that are not listed or quoted on a marketplace:

Options

DATE OF ISSUANCE	NUMBER OF STOCK OPTIONS ISSUED	EXERCISE PRICE (C$)	REASON FOR ISSUANCE
April 2, 2024	273,507	$14.64	2024 option grant

MAG Silver Corp.	2024 Annual Information Form

RSUs and PSUs

DATE OF ISSUANCE	NUMBER OF STOCK OPTIONS ISSUED	UNIT VALUE (C$)	REASON FOR ISSUANCE
April 2, 2024	94,842	$14.64	2024 RSU grant
April 2, 2024	137,191	$14.64	2024 PSU grant

DSUs

DATE OF ISSUANCE	NUMBER OF DSUS ISSUED	DSU VALUE (C$)	REASON FOR ISSUANCE
January 1, 2024	10,877	$13.79	Inducement for new director
April 2, 2024	20,488	$14.64	Quarterly grant
April 2, 2024	1,152	$14.64	In lieu of directors’ cash fees
July 2, 2024	18,432	$15.98	Quarterly grant
July 2, 2024	1,089	$15.98	In lieu of directors’ cash fees
September 30, 2024	13,286	$19.75	Quarterly grant
September 30, 2024	1,044	$19.75	In lieu of directors’ cash fees
December 31, 2024	13,727	$19.12	Quarterly grant
December 31, 2024	1,078	$19.12	In lieu of directors’ cash fees

DIRECTORS AND OFFICERS

The following table summarizes the principal occupation of each director and officer of the Company for the preceding five years and the number of voting securities of the Company held by such individuals as at March 24, 2025, the last business day immediately preceding the date of this AIF.

NAME & POSITION(1)	PRINCIPAL OCCUPATION DURING THE PAST 5 YEARS	COMMON SHARES(7)
George N. Paspalas President & CEO, Director (since Oct 15, 2013) British Columbia, Canada	President, CEO and director of the Company	180,000
Peter D. Barnes (2)(4) Director (since Oct 5, 2012) Chair (since June 18, 2020) British Columbia, Canada	Director of the Company (Chair of the Board)	106,954
Jill Leversage (2)(4) Director (since Dec 22, 2014) British Columbia, Canada	Director of the Company, Aurinia Pharmaceuticals Inc., RE Royalties Ltd., and the Vancouver Airport Authority; Former director of the Insurance Corporation of British Columbia, Partnerships British Columbia and the Capital Markets Authority Implementation Organization	14,300
Selma Lussenburg (4)(5) Director (since Feb 1, 2020) Ontario, Canada	Director of the Company, Ontario Power Generation Inc. and the Muskoka Airport; Chair of the Ontario Government’s Internal Audit Justice Sector; Canadian private sector member on the Canada-United States-Mexico Agreement (CUSMA) 13.22 Advisory Committee on the resolution of private commercial disputes; Former VP Governance, Corporate Safety & Security, General Counsel and Corporate Secretary of the Greater Toronto Airports Authority (Toronto Pearson International Airport)	4,250

MAG Silver Corp.	2024 Annual Information Form

NAME & POSITION(1)	PRINCIPAL OCCUPATION DURING THE PAST 5 YEARS	COMMON SHARES(7)
Susan F. Mathieu (3)(5)(6) Director (since Jan 13, 2021) Alberta, Canada	Director of the Company; Former VP Environment & Sustainability with NexGen Energy Ltd.	9,283
Tim Baker (3)(6) Director (since March 31, 2021) British Columbia, Canada	Director of the Company and Triple Flag Precious Metals Corp.; Former director of RCF Acquisition Corp., Golden Star Resources Ltd., Sherritt International Corporation, Antofagasta PLC and Rye Patch Gold (later Alio Gold)	8,100
Dale Peniuk (2)(3) Director (since August 3, 2021) British Columbia, Canada	Chartered Professional Accountant (CPA, CA); director of the Company, Lundin Mining Corporation and Kuya Silver Corporation; Former director of Capstone Mining Corp. (now Capstone Copper Corp.) and Argonaut Gold Inc.	1,000
Tom Peregoodoff (5)(6) Director (since January 1, 2024) British Columbia, Canada	Director of the Company; Former President, CEO and director of Apollo Silver Corp.; Former director of Pretium Resources Inc., American West Metals Ltd and Blackrock Silver Corp.	1,600
John Armstrong (2) Director (since January 31, 2025) British Columbia, Canada	Director of the Company; Former CEO and director of Versamet Royalties; Former Deputy Head, Investment Banking of BMO Capital Markets.	0
Fausto Di Trapani Chief Financial Officer British Columbia, Canada	Chief Financial Officer of the Company; Former Chief Financial Officer of Galiano Gold Inc.	33,367
Jim Mallory Chief Sustainability Officer British Columbia, Canada	Chief Sustainability Officer of the Company; Former consultant for the Company’s ESG implementation plan; Former VP Corporate Sustainability of First Majestic Silver Corp.; Former VP Corporate Responsibility of Primero Mining Corp.	3,000
Marc Turcotte Chief Development Officer British Columbia, Canada	Chief Development Officer of the Company; Former Vice President of Business Development for the Company	0
Lex Lambeck Vice President, Exploration Utah, United States	Vice President, Exploration of the Company	0
Jill Neff Vice President, Governance and Corporate Secretary British Columbia, Canada	Vice President, Governance and Corporate Secretary of the Company; Former Corporate Secretary of Sierra Metals Inc.	9,000

Notes:

(1)	Each director’s term of office expires at the next annual general meeting of shareholders of the Company.
(2)	Member of the Audit Committee.
(3)	Member of the Compensation and Human Resources Committee.
(4)	Member of the Governance and Nomination Committee.
(5)	Member of the HSEC Committee.
(6)	Member of the Technical Committee.
(7)	Includes beneficial, direct and indirect shareholdings.

There are 103,449,740 Common Shares issued and outstanding as at March 24, 2025. As of March 24, 2025, directors and officers of the Company as a group own or control 361,854 Common Shares of the Company representing approximately 0.35% of its issued and outstanding Common Shares.

MAG Silver Corp.	2024 Annual Information Form

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

No director or officer of the Company is currently, or has been within the past ten years, a director, chief executive officer or chief financial officer of any company that (i) was subject to an order that was issued while such person was acting in the capacity as director, chief executive officer or chief financial officer, or (ii) was subject to an order that was issued after such person ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while such person was acting as a director, chief executive officer or chief financial officer.

No director or officer of the Company is currently, or has been within the past ten years, a director or executive officer of any company that, or a shareholder holding sufficient number of securities of the Company to affect materially the control of the Company, while such person was acting in such capacity, or within a year of such person ceasing to act in such capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

None of the management nominees has within the past ten years become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of such person. None of the management nominees has been subject to (1) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority or (2) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable security holder in deciding whether to vote for such person.

Conflicts of Interest

The Company’s directors and officers may serve as directors or officers of other companies or have significant shareholdings in other resource companies and, to the extent that such other companies may participate in ventures in which the Company may participate, the directors and officers of the Company may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. In the event that such a conflict of interest arises at a meeting of the Company’s directors, a director who has such a conflict will disclose his interest in the matter and abstain from voting for or against the approval of such participation or such terms. From time to time, several companies may participate in the acquisition, exploration and development of natural resource properties thereby allowing for their participation in larger programs, permitting involvement in a greater number of programs and reducing financial exposure in respect of any one program. It may also occur that a particular company will assign all or a portion of its interest in a particular program to another of these companies due to the financial position of the company making the assignment. In accordance with the laws of the Province of British Columbia, the directors of the Company are required to act honestly, in good faith and in the best interests of the Company. In determining whether or not the Company will participate in a particular program and the interest therein to be acquired by it, the directors will primarily consider the degree of risk to which the Company may be exposed and its financial position at that time.

The directors and officers of the Company are aware of the existence of laws governing the accountability of directors and officers for corporate opportunity and requiring disclosures by the directors of conflicts of interest and the Company will rely upon such laws in respect of any directors’ and officers’ conflicts of interest or in respect of any breaches of duty by any of its directors and officers. All such conflicts will be disclosed by such directors or officers in accordance with the laws of the Province of British Columbia and they shall govern themselves in respect thereof to the best of their ability in accordance with the obligations imposed upon them by law. Other than as disclosed under the heading “Interest of Management and Others in Material Transactions” below, the directors and officers of the Company are not aware of any such conflicts of interests.

Code of Business Conduct and Ethics

The Company’s Code of Conduct applies to all of its directors, officers, employees, consultants and contractors. It includes provisions covering conflicts of interest; ethical conduct; compliance with applicable government laws, rules and regulations; and accountability for adherence to the Code of Conduct. For more information on the Code of Conduct, see “Code of Business Conduct and Ethics” in the “Description of the Business” section above.

MAG Silver Corp.	2024 Annual Information Form

Audit Committee

The Audit Committee is responsible for assisting the Board in the discharge of its responsibilities relating to the Company’s accounting principles, reporting practices, internal controls and its approval of the Company’s annual and quarterly financial statements. In addition, the Audit Committee has been tasked with assisting the Board in fulfilling its oversight responsibilities with regard to information security, cyber risks, AI and risk management. MAG’s risk register is reviewed regularly by management’s ERAC, which reports to the Audit Committee on a quarterly basis, and to the Board at least annually, or more frequently as requested.

For more information regarding the responsibilities of the Audit Committee, please see the Audit Committee Charter attached hereto as Schedule “A”.

Audit Committee Composition and Background

The Audit Committee is currently comprised of Dale Peniuk (Chair), Jill Leversage, Peter Barnes and John Armstrong. All four members of the Audit Committee are (i) independent within the meaning of such term in National Instrument 52-110 - Audit Committees (“NI 52-110”), and (ii) financially literate under NI 52-110, meaning they are able to read and understand the Company’s financial statements and to understand the breadth and level of complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements. In addition to each member’s general business experience, the education and experience of each member of the Audit Committee that is relevant to the performance of his responsibilities as a member of the Audit Committee are set forth below:

●

Dale Peniuk, B.Com., CPA, CA (Chair of the Audit Committee) – Mr. Peniuk is a Chartered Professional Accountant (CPA, CA) and corporate director. Mr. Peniuk currently serves on the Board and as Audit Committee Chair of Lundin Mining Corporation and Kuya Silver Corporation, and has been on the board of directors and chair of the audit committees of numerous other Canadian public mining companies since 2006. Mr. Peniuk obtained his Bachelor of Commerce (Accounting and Management Information Systems) degree from the University of British Columbia in 1982 and his Chartered Accountant designation from the Institute of Chartered Accountants of British Columbia (now the Chartered Professional Accountants of British Columbia) in 1986, and spent more than 20 years with KPMG LLP Chartered Accountants and predecessor firms, the last 10 of which as an assurance partner with a focus on mining companies, including leading KPMG’s Vancouver office mining industry group.

●

Jill Leversage, FCPA, FCA – Ms. Leversage has over 30 years of experience in the financial advisory and services sector. She began her finance career at Burns Fry Ltd. and has held senior level positions at both RBC Capital Markets and TD Securities. Ms. Leversage currently serves on a number of public and government related boards, including Aurinia Pharmaceuticals Inc., RE Royalty Ltd. and the Vancouver Airport Authority. She is a Fellow of the Institute of Chartered Professional Accountants of BC, a CGIC / ICSA Accredited Director, and is also a Chartered Business Valuator (ret.) of the Canadian Institute of Chartered Business Valuators.

●

Peter Barnes, FCPA, FCA, D.Sc. (Econ), ICD.D – Mr. Barnes is Chair of the Board of MAG Silver Corp., and is a Fellow of the Institute of Chartered Professional Accountants of BC. Mr. Barnes co-founded Wheaton Precious Metals (formerly, Silver Wheaton Corp.) in 2004, and served as their CEO from 2006 to 2011. He is a member of the Institute of Corporate Directors and was a member of the Silver Institute’s Board of Directors from 2009 to 2011. Mr. Barnes is a CGIC / ICSA Accredited Director.

●

John Armstrong, B.Com, MBA, ICD.D – Mr. Armstrong was previously CEO of Versamet Royalties, a private metals royalty and streaming company. Prior to Versamet, he spent many years with BMO Financial Group. Most recently, he held the position of Deputy Head of Investment Banking, BMO Capital Markets where he was responsible for shaping and executing the firm’s investment banking strategy across its various industry verticals, and delivering corporate finance (equity underwriting, debt underwriting and corporate lending) and advisory solutions to clients. As one of BMO Capital Markets’ most senior executives, Mr. Armstrong was a member of its executive committee and various capital commitment committees. Prior to his role as Deputy Head of Investment Banking, John was Co-Head of Mergers & Acquisitions, BMO Capital Markets where he was responsible for the firm’s full suite of M&A advisory services, including advising on mergers, acquisitions, divestitures, restructurings, buyouts, valuations, fairness opinions, governance and shareholder activism. Mr. Armstrong holds a Bachelor of Commerce from the Sauder School of Business at the University of British Columbia and an MBA with Honours from the Rotman School of Management at the University of Toronto. John has also completed the ICD-Rotman Directors Education Program and received his ICD.D designation.

MAG Silver Corp.	2024 Annual Information Form

The Board has determined that each of the Audit Committee members is an “audit committee financial expert” within the meaning of the regulations promulgated by the SEC and an “independent director” as that term is defined by the rules contained in the NYSE American Company Guide.

Reliance on Certain Exemptions

At no time since the commencement of the Company’s most recently completed financial year has the Company relied on any of the exemptions in Section 2.4, 3.2, 3.3(2), 3.4, 3.5 or 3.6 of NI 52-110, or an exemption from NI 52-110, in whole or in part, granted under Part 8 of NI 52-110 or on section 3.8 of NI 52-110. No non-audit services were approved pursuant to a de minimis exemption to the pre-approval requirement.

Audit Committee Oversight

At no time since the commencement of the Company’s most recently completed financial year was a recommendation of the Audit Committee to nominate or compensate an external auditor not adopted by the Board.

Pre-Approval Policies and Procedures

The Audit Committee is authorized by the Board to review the performance of the Company’s external auditors and approve in advance provision of services other than auditing and to consider the independence of the external auditors, including reviewing the range of services provided in the context of all consulting services bought by the Company.

External Auditor Service Fees

For the financial years ended December 31, 2024 and December 31, 2023, the fees billed by the Company’s current external auditors, Deloitte LLP, are summarized below for each category:

	YEAR ENDED DECEMBER 31, 2024 (C$)	YEAR ENDED DECEMBER 31, 2023 (C$)
Audit Fees	481,435	451,620
Audit-Related Fees	5,510	4,746
Tax Fees	89,382	122,650
All Other Fees	0	0
Total	576,327	579,016

The nature of the services provided by Deloitte LLP under each of the categories indicated in the table is described below.

MAG Silver Corp.	2024 Annual Information Form

Audit Fees

Audit fees are those incurred for professional services rendered by Deloitte LLP for the audit of the Company’s annual consolidated financial statements, for the quarterly interim reviews of the Company’s unaudited consolidated financial statements, and for services that are required to be provided by Deloitte LLP in connection with regulatory filings.

Audit-Related Fees

The audit-related fees consist of amounts with respect to the Company’s Canadian Public Accountability Board fees that are remitted by Deloitte LLP on behalf of the Company.

Tax Fees

Tax fees are those incurred for professional services rendered by Deloitte LLP for tax compliance, including the preparation and review of tax returns and services related to the Company’s transfer pricing policies and documentation.

All Other Fees

There are no other fees to report under this category for professional services rendered by Deloitte LLP for the Company.

Compensation and Human Resources Committee

The Compensation and Human Resources Committee of the Board is comprised of the following three directors, all of whom are independent: Tim Baker (Chair), Susan Mathieu and Dale Peniuk. The primary purpose of the Compensation and Human Resources Committee is to assist the Board in carrying out its responsibilities with respect to:

a)	establishing guidelines and principles with respect to compensation and benefits provided by the Company to its employees;
b)	monitoring the Company’s significant strategies, programs and policies relating to compensation and human resources;
c)	leading the annual performance evaluation of the CEO and determining compensation for the CEO and other executive officers of the Company;
d)	overseeing the Company’s equity-based compensation plans;
e)	determining directors’ compensation; and
f)	reviewing succession plans with respect to the CEO and other executive officers of the Company.

Governance and Nomination Committee

The Governance and Nomination Committee is comprised of the following three directors, all of whom are independent: Jill Leversage (Chair), Peter Barnes and Selma Lussenburg. The primary objective of this committee is to assist the Board in carrying out its responsibilities with respect to:

a)	developing and implementing governance guidelines and principles, monitoring governance programs and policies, and providing governance leadership to the Company;
b)	reviewing the performance of the Board, Board committees and individual directors;
c)	assessing the size, composition and effectiveness of the Board, including the competencies, skills and other qualities that the Board should possess as a whole;
d)	establishing and leading the process for identifying and recruiting qualified individuals for Board and Board committee membership;

MAG Silver Corp.	2024 Annual Information Form

e)	reviewing and monitoring the processes for the orientation of new directors and the continuing education of existing directors; and
f)	overseeing the Company’s policies concerning business conduct, ethics, public disclosure of material information and other matters.

Health, Safety, Environment and Community Committee

The HSEC Committee is comprised of the following three directors, all of whom are independent: Selma Lussenburg (Chair), Susan Mathieu and Tom Peregoodoff. The primary objective of this committee is to assist the Board in its oversight of:

a)	the risks, challenges and opportunities to the Company’s business associated with health, safety, environmental and social responsibility (including human rights and community engagement) matters;
b)	the Company’s sustainability conduct, including health, safety, environmental and social responsibility policies and programs, and performance in such areas;
c)	the Company’s compliance with applicable legal and regulatory requirements associated with health, safety, environmental and human rights matters; and
d)	the Company’s external reporting in relation to health, safety, environmental and social responsibility matters.

Technical Committee

The Technical Committee is comprised of the following three directors, all of whom are independent: Tom Peregoodoff (Chair), Tim Baker and Susan Mathieu. The primary purpose of the Technical Committee is to assist the Board in fulfilling its oversight responsibilities with respect to the Company’s operational performance and operating risks from a technical perspective. The Company’s operations include exploration and development projects, operating mines, projects in reclamation and projects being considered as acquisition targets.

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

There are no pending or contemplated legal proceedings to which the Company is a party or of which any of the Company’s properties is the subject.

As of December 31, 2024, the Company is not subject to:

(a)	any penalties or sanctions imposed against the Company by a court relating to securities legislation or by a securities regulatory authority during the financial year ended December 31, 2024; or
(b)	any other penalties or sanctions imposed by a court or regulatory body against the Company that would likely be considered important to a reasonable investor in making an investment decision; or
(c)	settlement agreements the Company entered into before a court relating to securities legislation or with a securities regulatory authority during the financial year ended December 31, 2024.

The Company is unaware of any condition of default under any debt, regulatory, exchange related or other contractual obligation.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

No director, executive officer or principal shareholder of the Company, or any associate or affiliate of the foregoing, has had any material interest, direct or indirect, in any transaction within the three most recently completed financial years or during the current financial year prior to the date of this AIF that has materially affected or is reasonably expected to materially affect the Company, except as otherwise disclosed in this AIF and as follows:

MAG Silver Corp.	2024 Annual Information Form

Dr. Peter Megaw, of Arizona, U.S.A., was the Chief Exploration Officer of the Company for part of 2024 until his retirement on May 21, 2024. Following Dr. Megaw’s retirement, he continued as a consultant for MAG. He was remunerated through IMDEX as outlined below, with the exception of equity incentives (Options, RSUs and PSUs), which were granted directly to Dr. Megaw.

Dr. Megaw is also a principal of IMDEX and Cascabel. The Company is entitled to a 2.5% NSR royalty on the Cinco de Mayo property payable to the principals of Cascabel under the terms of an option agreement dated February 26, 2004, whereby the Company acquired a 100% interest in the property from Cascabel, and under the terms of assignment agreements entered into by Cascabel with its principals. A full impairment has been recognized on the Cinco de Mayo property by the Company effective December 31, 2016. Further, Cascabel has been and will continue to be retained by the Company as a consulting geological firm compensated at industry standard rates.

The Company accrued or paid Cascabel and IMDEX the following fees in the three most recently completed financial years pursuant to the terms of a field services agreement between MAG and Cascabel and IMDEX (the “Field Services Agreement”):

YEAR ENDED DECEMBER 31, 2024	CASCABEL & IMDEX	IMDEX RELATED TO DR. MEGAW	US$ TOTAL
General consulting, marketing, investor relations	-	148,125	148,125
Exploration management, field costs and travel reimbursement	163,475	12,783	176,258
Total	163,475	160,008	324,383
YEAR ENDED DECEMBER 31, 2023
General consulting, marketing, investor relations	-	393,368	393,368
Exploration management, field costs and travel reimbursement	234,919	38,803	273,722
Total	234,919	432,171	667,090
YEAR ENDED DECEMBER 31, 2022
General consulting, marketing, investor relations	-	372,025	372,025
Exploration management, field costs and travel reimbursement	219,185	30,213	249,398
Total	219,185	402,238	621,423

Within the Field Services Agreement between the MAG and Cascabel/IMDEX, a ‘right of first refusal’ has been granted to MAG for any silver properties Cascabel/IMDEX may come across. As part of this agreement, Cascabel/IMDEX have agreed to grant MAG the right of first refusal to examine all silver properties currently in their control or brought to their attention by others. MAG, and solely at MAG’s discretion, may lease, option, purchase, joint venture or otherwise acquire an interest in such silver properties as may be known or offered by Cascabel/IMDEX to MAG. In recognition of the work carried out by Cascabel/IMDEX to introduce such properties to MAG, a reasonably negotiated finder’s fee may be payable by MAG on any new property of merit.

TRANSFER AGENTS AND REGISTRARS

The Company’s transfer agent and registrar for its Common Shares is:

Computershare Investor Services Inc.

3rd floor – 510 Burrard Street

Vancouver, British Columbia

Canada V6C 3B9

MAG Silver Corp.	2024 Annual Information Form

MATERIAL CONTRACTS

Other than contracts entered into in the ordinary course of business of the Company, the only contracts material to the Company and that were entered into within the most recently completed financial year of the Company or before the most recently completed financial year of the Company but still in effect, are:

●	the Shareholders’ Agreement dated October 10, 2005 between the Company, Peñoles and others relating to Minera Juanicipio (see “Economic Dependence” in “Description of the Business” above); and
●

the $40 million senior secured revolving credit facility dated October 4, 2023 between the Company and the Bank of Montreal (see “Three Year History – Year Ended December 31, 2023 – Financing and Corporate Activities” above).

INTERESTS OF EXPERTS

The Company’s technical reports, including the following listed reports are available on the SEDAR+ website at www.sedarplus.ca and on the SEC’s EDGAR website at www.sec.gov.

The 2024 Technical Report, filed on SEDAR+ on March 27, 2024, which is incorporated by reference herein, was prepared by and under the supervision of AMC and authored by P. Salmenmaki P.Eng, J. M. Shannon, P.Geo, R. Chesher, FAusIMM (CPMET), M. Molavi, P.Eng, C. Stewart, P.Geo and G. Dominguez, P.Eng. This report replaced and supersedes the previously filed reports with respect to Juanicipio.

To the knowledge of the Company, having made reasonable enquiry, none of the experts listed above, or any “designated professional” of such expert, has any registered or beneficial interest, direct or indirect, in any securities or other property of the Company or any of its associates or affiliates.

The Company’s auditors, Deloitte LLP, have prepared the report of the independent registered public accounting firm attached to the Company’s audited consolidated financial statements for the most recent financial year end. Deloitte LLP is independent with respect to the Company within the meaning of the U.S. Securities Act of 1933, as amended, and the applicable rules and regulations thereunder adopted by the SEC and the Public Company Accounting Oversight Board (United States) and within the meaning of the rules of professional conduct of the Chartered Professional Accountants of British Columbia.

ADDITIONAL INFORMATION

Additional information, including details as to directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s Common Shares and of options to purchase Common Shares and certain other matters, is contained in the Company’s information circular for the annual general and special meeting held on June 17, 2024.

Additional financial information is provided in the Company’s consolidated financial statements and Management’s Discussion and Analysis for the year ended December 31, 2024.

Copies of the above and additional information relating to the Company may be obtained on the SEDAR+ website at www.sedarplus.ca; on the SEC’s EDGAR website at www.sec.gov or by calling the Company’s investor relations personnel at 604-630-1399.

MAG Silver Corp.	2024 Annual Information Form

SCHEDULE “A”
AUDIT COMMITTEE CHARTER

1.	Purpose

The Audit Committee (the “Committee”) of MAG Silver Corp. (the “Company”) is a committee of the Board of Directors (the “Board”). As delegated by the Board, the Committee shall attend to the responsibilities set out in this Charter.

2.	Membership

2.1.	Number of Members

The Committee shall be composed of three or more members of the Board.

2.2.	Independence of Members

Each member of the Committee shall be independent within the meaning of the provisions of National Instrument 52-110 – Audit Committees, as may be amended or replaced from time to time.

2.3.	Term of Members

The Board will appoint members of the Committee in accordance with the Company’s articles, who shall serve until each such member’s successor is appointed or until such member’s resignation or removal.

2.4.	Committee Chair

The Board shall designate one member of the Committee as the chair of the Committee (the “Committee Chair”). If a Committee Chair is not appointed by the Board, the members of the Committee may designate the Committee Chair by majority vote. The Committee Chair shall be responsible for overseeing the operations and affairs of the Committee as more fully specified below.

2.5.	Financial Literacy of Members

At the time of their appointment to the Committee, each member of the Committee shall have, or shall acquire within a reasonable time following appointment to the Committee, the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements.

2.6.	Audit Financial Expert

At least one member of the Committee shall be an “audit financial expert” and have experience as one or more of the following: (i) a chartered professional accountant (in Canada); (ii) a certified public accountant (in the United States); (iii) a current or former chief financial officer or corporate controller of similar experience; (iv) a current or former partner of an audit company; or (v) demonstrably meaningful audit experience overseeing such functions as a senior executive officer.

3.	Meetings

3.1.	Frequency of Meetings

The Committee shall meet as often as the Committee considers appropriate to fulfill its responsibilities, but in any event at least once per financial quarter.

3.2.	Quorum

No business may be transacted by the Committee at a meeting unless a quorum of the Committee is present. A majority of members of the Committee shall constitute a quorum.

MAG Silver Corp.	2024 Annual Information Form

3.3.	Calling of Meetings

The Committee Chair, any member of the Committee, the Company’s external auditors, the Chair of the Board, the Chief Executive Officer (the “CEO”) or the Chief Financial Officer (“CFO”) may call a meeting of the Committee by notifying the Company’s Corporate Secretary who will notify the members of the Committee.

3.4.	Meeting Agenda

For each Committee meeting, the Committee Chair shall develop and set the agenda, in consultation with the other members of the Committee, the Board, management and the Company’s external auditors, as necessary or appropriate. The agenda and other materials concerning the business to be conducted at the meeting shall, to the extent practicable, be communicated to the Committee members sufficiently in advance of each meeting to permit meaningful review.

3.5.	Minutes and Reporting to the Board

The Corporate Secretary of the Company will act as secretary for meetings of the Committee. In the event that there is no Corporate Secretary, or she/he is not available, the Committee Chair will appoint a member of the Committee or other person, as appropriate, to act as secretary for the purposes of such meeting. Minutes will be recorded at each meeting and approved at the following Committee meeting. Following each Committee meeting, the Committee Chair will report to the Board on the issues considered by the Committee, any recommendations being made by the Committee for approval by the Board and on any actions taken by the Committee.

3.6.	Attendance of Non-Members

The Company’s external auditors are entitled to receive notice of, to attend and be heard at each Committee meeting. In addition, the Committee may invite to a meeting any officers or employees of the Company, legal counsel, advisors and other persons whose attendance it considers necessary or desirable in order to carry out its responsibilities.

3.7.	Meetings Without Management and Executive Sessions

As part of each meeting of the Committee, the Committee shall hold an in-camera session, at which management and non-independent directors of the Board are not present, and the agenda for each Committee meeting will afford an opportunity for such a session.

The Committee shall also periodically meet separately, at unscheduled or regularly scheduled meetings or portions of meetings, in executive session or otherwise with each of the Company’s external auditor and management, as the Committee deems appropriate.

3.8.	Access to Management and Books and Records

The Committee shall have free and unrestricted access at all times, either directly or through its duly appointed representatives, to the Company’s management and employees and the books and records of the Company.

4.	Responsibilities

The Committee shall have the functions and responsibilities set out below as well as any other functions that are specifically delegated to the Committee by the Board and that the Board is authorized to delegate by applicable laws and regulations. In addition to these functions and responsibilities, the Committee shall perform the functions and responsibilities required of an audit committee by any exchange upon which securities of the Company are listed, or any governmental or regulatory body exercising authority over the Company, as are in effect from time to time (collectively, the “Applicable Requirements”) or as the Board otherwise deems necessary or appropriate.

4.1.	Financial Reports

(a)	General

The Committee is responsible for overseeing the Company’s financial statements and financial disclosures. Management is responsible for the preparation, presentation and integrity of the Company’s financial statements and financial disclosures and for the appropriateness of the accounting principles and the reporting policies used by the Company. The Company’s external auditors are responsible for auditing the Company’s annual financial statements and for reviewing the Company’s unaudited interim financial statements.

MAG Silver Corp.	2024 Annual Information Form

(b)	Review of Annual Financial Reports

The Committee shall review the annual audited financial statements of the Company, the auditors’ report thereon, and the related management’s discussion and analysis of the Company’s financial condition and financial performance (“MD&A”) and earnings press release (“Earnings Release”). After completing its review, if advisable, the Committee shall approve and recommend the annual financial statements and the related MD&A and the financial information in the related Earnings Release for Board approval.

(c)	Review of Interim Financial Reports

The Committee shall review the interim financial statements of the Company, the auditors’ review report thereon, if any, and the related MD&A and Earnings Release. After completing its review, if advisable, the Committee shall approve and recommend the interim financial statements and the related MD&A and the financial information in the related Earnings Release for Board approval.

(d)	Review Considerations

In conducting its review of the financial-related annual filings and interim filings (as such terms are defined in National Instrument 52-109 – Certification of Disclosure in Issuer’s Annual and Interim Filings), the Committee shall, as the context requires:

(i)	meet with management and the auditors to discuss the financial statements and MD&A;

(ii)

review the disclosures in the financial statements and MD&A, including, without limitation, disclosures with respect to internal controls over financial reporting and with respect to disclosure controls and procedures;

(iii)	review the audit report or interim review report prepared by the external auditors;

(iv)	discuss with management, the auditors and internal legal counsel, as requested, any litigation claim or other contingency that could have a material effect on the Company’s financial statements;

(v)

regularly review the Company’s critical accounting policies followed and critical accounting and other significant estimates and judgements underlying the financial statements as presented by management;

(vi)	consider the effect of significant accounting policies in controversial or emerging areas for which there is a lack of authoritative guidance or consensus;

(vii)	review management’s process for formulating sensitive accounting estimates and the reasonableness of these estimates;

(viii)	review significant recorded and unrecorded audit adjustments arising from the annual audit or interim review as provided by the external auditors;

(ix)

review any material effects of regulatory accounting initiatives or off-balance sheet structures on the financial statements as presented by management, including requirements relating to complex or unusual transactions, significant changes to accounting principles and alternative treatments under applicable generally accepted accounting principles (“GAAP”);

(x)	review any material changes in accounting policies and any significant changes in accounting practices and their impact on the financial statements as presented by management;

(xi)

inquire at least annually of both the Company’s management, accounting group and the Company’s auditors as to whether either has any concerns relative to the quality or aggressiveness of management’s accounting policies;

(xii)	review with the auditors alternative accounting treatments that have been discussed with management;

MAG Silver Corp.	2024 Annual Information Form

(xiii)	review with management any significant changes in GAAP, as well as emerging accounting and auditing issues, and their potential effects;

(xiv)	review with management matters that may have a material effect on the financial statements;

(xv)	review management’s report on the effectiveness of internal controls over financial reporting and on the effectiveness of disclosure controls and procedures;

(xvi)	review the factors identified by management as factors that may affect future financial results;

(xvii)	review results of the Company’s audit committee whistleblower hotline program; and

(xviii)

review any other matters related to the financial statements that are brought forward by the auditors, management or which are required to be communicated to the Committee under accounting policies, auditing standards or Applicable Requirements.

(e)	Other Financial Disclosures

The Committee is responsible for reviewing financial disclosure in a prospectus or other securities offering document of the Company, as well as press releases disclosing, or based upon, financial results of the Company and any other publicly disseminated material financial disclosure.

The Committee is responsible for ensuring that satisfactory procedures are in place for the review of the Company’s public disclosure of financial information extracted or derived from the Company’s financial statements and periodically assessing those procedures.

4.2.	External Auditors

(a)	General

The Committee shall be directly responsible for oversight of the work of the auditors, including the auditors’ work in preparing or issuing an audit report, performing other audit, review or attest services or any other related work. When a change of auditors is proposed, the Committee shall review all issues related to the change, including the information required to be disclosed by applicable legal requirements and the planned steps for an orderly transition.

(b)	Nomination and Compensation

The Committee shall review and, if advisable, recommend for Board approval the Company’s external auditors to be nominated and the compensation of such external auditor. The Committee shall have ultimate authority to approve all audit engagement terms.

Prior to the nomination of such external auditor, the Committee will consider whether the shareholders would benefit from rotating the Company’s audit firm, the lead audit partner or the reviewing audit partner, as applicable.

(c)	Resolution of Disagreements

The Committee shall assess the effectiveness of the working relationship of the Company’s external auditors with management and resolve any disagreements between management and the external auditors as to financial reporting matters brought to its attention.

The Committee shall review all reportable events, including disagreements, unresolved issues and consultations with the Company’s auditors, whether or not there is to be a change of auditors, and receive and review all reports prepared by the auditors.

(d)	Discussions with Auditors

At least annually, the Committee shall discuss with the auditors such matters as are required by applicable auditing standards to be discussed by the auditors with the Committee.

MAG Silver Corp.	2024 Annual Information Form

(e)	Audit Plan

At least annually, the Committee shall review a summary of the auditors’ annual audit plan. The Committee shall consider and review with the auditors any material changes to the scope of the plan.

(f)	Independence of Auditors

At least annually, and before the auditors issue their report on the annual financial statements, the Committee shall obtain from the auditors a formal written statement describing all relationships between the auditors and the Company; discuss with the auditors any disclosed relationships or services that may affect the objectivity and independence of the auditors; and obtain written confirmation from the auditors that they are objective and independent within the meaning of the applicable Rules of Professional Conduct/Code of Ethics adopted by the provincial institute or order of chartered professional accountants to which the auditors belong and other Applicable Requirements. The Committee shall take appropriate action to oversee the independence of the auditors.

(g)	Evaluation of Lead Partner

At least annually, the Committee shall review the qualifications and performance of the lead partner(s) of the auditors.

(h)	Requirement for Pre-Approval of Non-Audit Services

The Committee shall approve in advance any and all audit services and permissible non-audit services to be performed by the auditors for the Company or its subsidiary entities that it deems advisable in accordance with Applicable Requirements and Board approved policies and procedures, and adopt and implement policies or procedures for such pre-approval. The Committee shall consider the impact of such service and fees on the independence of the auditor. The Committee may delegate pre-approval authority to a member of the Committee. The decisions of any member of the Committee to whom this authority has been delegated must be presented to the full Committee at its next scheduled Committee meeting.

(i)	Approval of Hiring Policies

The Committee shall review and approve the Company’s hiring policies regarding partners, employees and former partners and employees of the present and former external auditors of the Company.

(j)	CFO

The Committee shall review and discuss with management the appointment of the Company’s CFO.

4.3.	Internal Controls

(a)	General

The Committee shall review the Company’s system of internal controls.

(b)	Establishment, Review and Approval

The Committee shall require management to implement and maintain appropriate systems of internal controls in accordance with Applicable Requirements, including internal controls over financial reporting and disclosure and to review, evaluate and approve these procedures. At least annually, the Committee shall periodically consider and review with management and the auditors:

(i)

the effectiveness of, or weaknesses or deficiencies in: the design or operation of the Company’s internal controls (including computerized information system controls and security); the overall control environment for managing business risks; and accounting, financial and disclosure controls (including, without limitation, controls over financial reporting), non-financial controls, and legal and regulatory controls and the impact of any identified weaknesses in internal controls on management’s conclusions;

(ii)	any significant changes in internal controls over financial reporting that are disclosed, or considered for disclosure, including those in the Company’s periodic regulatory filings;

MAG Silver Corp.	2024 Annual Information Form

(iii)	any material issues raised by any inquiry or investigation by the Company’s regulators;

(iv)

the Company’s fraud prevention and detection program, including deficiencies in internal controls that may impact the integrity of financial information, or may expose the Company to other significant internal or external fraud losses and the extent of those losses and any disciplinary action in respect of fraud taken against management or other employees who have a significant role in financial reporting; and

(v)

any related significant issues and recommendations of the auditors together with management’s responses thereto, including the timetable for implementation of recommendations to correct weaknesses in internal controls over financial reporting and disclosure controls.

(c)	Internal Audit Function

The Committee shall periodically assess the requirement for the appointment of an internal auditor or internal audit department for the Company. If deemed appropriate, the Committee shall review and recommend an amendment to this Charter setting out the Committee’s responsibilities in respect of such internal audit function.

At least annually, the Committee shall meet with management and personnel responsible for the internal audit function (if the Company has personnel in such a role), and shall review the results of the evaluation of the Company’s internal controls over financial reporting and disclosure controls and procedures, including any material weaknesses or significant deficiencies identified during those evaluations, along with management’s plans to remediate such material weaknesses or significant deficiencies, to the extent applicable, and any related disclosure in the Company’s public filings of such evaluations.

4.4.	Risk Management

The Committee shall review the Company’s principal financial, audit and accounting related risks, including information security and cyber risks, and the policies, guidelines and mechanisms that management has put in place to govern the process of monitoring, controlling and reporting such risks. In this regard, the Committee shall receive reports from management on a quarterly basis, or more frequently as required, on the identification, assessment and management of such risks. The Committee shall report to the Board on a quarterly basis, or more frequently as required, with respect to the principal financial, audit and accounting related risks faced by the Company and the steps implemented by management to manage these risks. In addition, the Committee shall, in conjunction with the Company’s Enterprise Risk Advisory Committee (“ERAC”), perform a comprehensive review of the Company’s risk register on an annual basis, or more frequently as required.

4.5.	Compliance with Legal and Regulatory Requirements

The Committee shall review any reports from the Company’s external legal counsel, CFO, Corporate Secretary and other management members on: (a) legal or compliance matters that may have a material impact on the Company; (b) the effectiveness of the Company’s compliance policies; and (c) any material communications received from regulators. The Committee shall review management’s evaluation of and representations relating to compliance with specific applicable law and guidance, and management’s plans to remediate any deficiencies identified.

4.6.	Whistleblower Procedures

The Committee shall establish procedures for (a) the receipt, retention, and treatment of complaints received by the Company regarding accounting, internal accounting controls, or auditing matters; and (b) the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

Any such complaints or concerns that are received shall be reviewed by the Committee and, if the Committee determines that the matter requires further investigation, it will direct the Committee Chair to engage outside advisors, as necessary or appropriate, to investigate the matter and will work with management and the Company’s external legal counsel to reach a satisfactory conclusion.

MAG Silver Corp.	2024 Annual Information Form

4.7.	General

The Committee shall:

(a)	prepare, review and approve any audit committee disclosures required by the Applicable Requirements in the Company’s disclosure documents;

(b)	evaluate the function and performance of the Committee on an annual basis, and participate in relevant educational and professional development;

(c)	develop and review periodically, and not less than annually, an annual work plan to assist the Committee in carrying out its responsibilities; and

(d)	review and assess the adequacy of this Charter annually, and recommend any revisions deemed appropriate to the Board.

4.8.	Delegation

The Committee may, to the extent permissible by Applicable Requirements, designate a sub-committee to review any matter within this mandate as the Committee deems appropriate.

5.	Conflicts of Interest

The Committee shall review the Company’s policies relating to the avoidance of conflicts of interest and review and approve all payments to be made pursuant to any related party transactions involving executive officers and members of the Board as may be necessary or desirable under the Applicable Requirements. The Committee shall consider the results of any review of these policies and procedures by the Company’s external auditors.

6.	Outside Advisors

The Committee may conduct or authorize investigations into or studies of matters within the Committee’s scope of responsibilities and duties as described above, and may seek, retain and terminate accounting, legal, consulting or other expert advice from a source independent of management, at the expense of the Company, with notice to either the Chair of the Board, the Lead Director (if appointed) or the CEO, as deemed appropriate by the Committee. In furtherance of the foregoing, the Committee shall have the sole authority to retain and terminate, from a source independent of management, any such consultant or advisor to be used to assist in the evaluation of such matters and shall have the sole authority to approve the consultant or advisor’s fees and other retention terms.

7.	No Rights Created

This Charter is a statement of broad policies and is intended as a component of the flexible governance framework within which the committees of the Board assist the Board in directing the affairs of the Company. While it should be interpreted in the context of all Applicable Requirements, as well as in the context of the Company’s Articles and By-laws, it is not intended to establish any legally binding obligations.

Last reviewed and approved by the Board on March 21, 2025.